2006 Annual Report

2006 Annual Report
Five Year Financial Highlights

	(in US$ millions except share and per share data or as otherwise indicated)
	2006	2005	2004	2003	2002
Revenue	6,803.7	5,900.5	5,829.7	5,731.2	5,104.7
Net earnings (loss)	227.5	(446.6)	53.1	288.6	252.8
Total assets	26,576.5	27,542.0	26,271.2	24,877.1	22,173.2
Common shareholders’ equity	2,662.4	2,448.2	2,605.7	2,264.6	1,760.4
Common shares outstanding – year-end (millions)	17.7	17.8	16.0	13.8	14.1
Return on average equity	8.5%	(18.1)%	1.8%	13.9%	14.5%
Per share
Diluted net earnings (loss)	11.92	(27.75)	3.11	19.51	17.49
Common shareholders’ equity	150.16	137.50	162.76	163.70	125.25
Dividends paid	1.40	1.40	1.40	0.98	0.63
Market prices
TSX – Cdn$
High	241.00	218.50	250.00	248.55	195.00
Low	100.00	158.29	147.71	57.00	104.99
Close	231.67	168.00	202.24	226.11	121.11
NYSE – US$
High	209.00	179.90	187.20	178.50	90.20	(1)
Low	88.87	126.73	116.00	46.71	77.00	(1)
Close	198.50	143.36	168.50	174.51	77.01	(1)

(1)	Since listing on December 18, 2002.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Corporate Profile
Fairfax Financial Holdings Limited is a financial services holding company whose corporate objective is to build long term shareholder value by achieving a high rate of compound growth in mark-to-market book value per share over the long term. The company has been under present management since September 1985.
Canadian insurance – Northbridge
Northbridge Financial, based in Toronto, provides property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market as well as in selected U.S. and international markets. It is one of the largest commercial property and casualty insurers in Canada based on gross premiums written. In 2006, Northbridge’s net premiums written were Cdn$1,148.2 million. At year-end, the company had capital of Cdn$1,164.0 million and there were 1,561 employees.
U.S. insurance – Crum & Forster
Crum & Forster (C&F), based in Morristown, New Jersey, is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiary Seneca Insurance provides property and casualty insurance to small businesses and certain specialty coverages. Since January 1, 2006, the specialty niche property and casualty and accident and health insurance business formerly carried on by Fairmont Insurance is being carried on as the Fairmont Specialty division of C&F. In 2006, C&F’s net premiums written were US$1,196.5 million. At year-end, the company had capital of US$1,214.0 million ($1,093.1 million on a US GAAP basis) and there were 1,345 employees.
Asian insurance – Fairfax Asia
Falcon Insurance, based in Hong Kong, writes property and casualty insurance to niche markets in Hong Kong. In 2006, Falcon’s net premiums written were HK$224.2 million (approximately HK$7.8 = US$1). At year-end, the company had capital and surplus of HK$347.7 million and there were 99 employees.
First Capital, based in Singapore, writes property and casualty insurance primarily to Singapore markets. In 2006, First Capital’s net premiums written were SGD50.4 million (approximately SGD1.6 = US$1). At year-end, the company had capital and surplus of SGD112.6 million and there were 52 employees.
Reinsurance – OdysseyRe
OdysseyRe, based in Stamford, Connecticut, underwrites treaty and facultative reinsurance as well as specialty insurance business, with principal locations in the United States, Toronto, London, Paris, Singapore and Latin America. In 2006, OdysseyRe’s net premiums written were US$2,160.9 million. At year-end, the company had capital of US$2,012.6 million (US$2,083.6 million on a US GAAP basis) and there were 610 employees.
Runoff and Group Re
The U.S. runoff group consists of the company resulting from the December 2002 merger of TIG and International Insurance and the Fairmont legal entities placed in runoff on January 1, 2006. At year-end, the merged company had capital of US$1,375.1 million (statutory capital and surplus of US$683.4 million).

The European runoff group consists of RiverStone Insurance UK and Dublin, Ireland-based nSpire Re. At year-end, this group had combined capital (including amounts related to nSpire Re’s financing of the acquisition of Fairfax’s U.S. insurance and reinsurance companies) of US$1.3 billion.
The Resolution Group (TRG) and the RiverStone Group (run by TRG management) manage the U.S. and the European runoff groups. TRG/ RiverStone has 244 employees in the U.S., located primarily in Manchester, New Hampshire and Dallas, Texas and 102 employees in its offices in the United Kingdom.
Group Re primarily constitutes the participation by CRC (Bermuda), Wentworth (based in Barbados) and nSpire Re in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as the third party reinsurers. In 2006, its net premiums written were US$314.5 million.
Other
Cunningham Lindsey provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services, through a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. In 2006, revenue totaled Cdn$420.7 million. At year-end, the group had 3,862 employees located in 357 offices.
MFXchange, established in 2002 and based in Parsippany, New Jersey with offices in Toronto, Dallas and Ireland, designs, creates and markets a full range of state of the art technology products and services for the insurance industry, including the insurance, reinsurance and runoff subsidiaries of Fairfax.
Hamblin Watsa Investment Counsel was founded in 1984 and provides investment management to the insurance, reinsurance and runoff subsidiaries of Fairfax.
Notes:

(1)	All companies are wholly owned except for three public companies: 59.2%-owned Northbridge Financial, 59.6%-owned OdysseyRe, and 81.0%-owned Cunningham Lindsey at December 31, 2006.

(2)	The foregoing lists all of Fairfax’s operating subsidiaries. The Fairfax corporate structure (i.e., excluding a 26.0% interest in ICICI Lombard and investments in Hub International and Advent) includes a number of companies, principally investment or intermediate holding companies (including companies located in various jurisdictions outside North America), which are not part of these operating groups. These companies had no insurance, reinsurance, runoff or other operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

To Our Shareholders:
Our biblical seven lean years are over. 2006 was an excellent year for Fairfax as we earned $227.5 million* after tax or $11.92 per diluted share after a non-cash charge of approximately $413 million after tax on the commutation of our Swiss Re corporate cover. We earned 8.5% on average shareholders’ equity in 2006 (22.8% prior to the charge for the Swiss Re commutation) compared to approximate returns on average equity of 16.9% for the S&P 500 and 17.7% for the S&P/TSX Composite. Book value of $150.16 per basic share was up 9.2% after the Swiss Re commutation and the restatement (more on that later) – book value per share is about 100 times what we began with in 1985, representing a compound growth rate of approximately 24% annually. Our share price increased 38% in 2006 to $198.50 per share – a compound growth rate of 23% annually since inception from $2.38 (Cdn$3.25) about 21 years ago.
The Swiss Re commutation masked the excellent results produced by our subsidiaries in 2006, as shown in the table below.

			Return on
		Net	Average
	Combined	Earnings	Shareholders’
	Ratio	after Tax	Equity
Northbridge	98.0%	147.3	15.3%
Crum & Forster (US GAAP)	90.5%	312.3	30.4%
OdysseyRe (US GAAP)	94.4%	507.9	28.3%
Crum & Forster and OdysseyRe earned record profits as underwriting results, and investment income (including realized gains), were all at record levels. Of course, in 2006 we had no major hurricanes which, in 2005, cost us 14.0 points on the consolidated combined ratio (or $610 million pre-tax).
The table below shows the growth in book value over the past five years (per share for Northbridge and OdysseyRe) adjusted by including distributions to shareholders.

2001 – 2006
Annual Compound
Growth Rate
Northbridge	21.3%
Crum & Forster (US GAAP)	17.5%
OdysseyRe (US GAAP)	18.7%
These are excellent absolute growth rates but also stack up well against the competition – only a few have been able to do better! Note that these results were produced in a very challenging environment, which included the Katrina, Rita and Wilma hurricanes in 2005, the four hurricanes in 2004, and asbestos and other reserve development for 2001 and prior. While many of you might have expected these results at Northbridge and OdysseyRe, you might be surprised at the 17.5% compound growth rate for Crum & Forster. At the end of 2001, Crum & Forster’s US GAAP book value was $720 million. At the end of 2006, it was $1.6 billion after including cumulative distributions to Fairfax. A big thank you to Mark Ram, Nick Antonopoulos and Andy Barnard and their management teams for these outstanding results.

*	Amounts in this letter are in U.S. dollars unless specified otherwise. Numbers in the tables in this letter are in U.S. dollars and $ millions except as otherwise indicated.

Over the past few years, many of you have asked me if we made a mistake in acquiring Crum & Forster and TIG in 1998/1999. I have always said it might be a mistake but it was too soon to tell, as we were only at the end of the third inning in a nine inning ball game. There is no question that the turnaround took longer than expected, that we were understaffed for the challenges in 1998/1999 and that it was a very trying period for all of us, which I never want to repeat. Having said that, Crum & Forster has been turned around, TIG’s reinsurance operations permitted OdysseyRe to become a substantial reinsurer, and we now have very significant, underwriting-focused, disciplined companies in Crum & Forster and OdysseyRe that should continue to benefit our shareholders in the future. The long term continues to be our focus.
A few comments on the Swiss Re commutation and our restatement. At our annual meeting last May, in reply to a question, we discussed the possibility of commuting Swiss Re. We continued to review it, and given that the cover was fully utilized and there was no economic benefit to keeping it in place, we did commute it in August 2006. As we said in our press release, the approximately $585 million cash proceeds from the commutation should result in the European runoff not needing any cash from Fairfax through 2007 and, based on current projections, it is expected that any annual cash support required from Fairfax after 2007 will not be significant in relation to holding company cash. The Swiss Re commutation resulted in an after-tax loss of approximately $413 million under Canadian GAAP (approximately $11 million under US GAAP). Please review page 82 in the MD&A for further details.
As for our restatement, we take very seriously our obligation to provide accurate financial results, so the restatement was embarrassing for us, even though it reflected only honest mistakes, which we identified in our own reviews, involving accounting errors arising primarily in 2001 and prior. The restatement resulted in a decrease in shareholders’ equity as at March 31, 2006 of $235.3 million (of which more than half related to a decrease in the currency translation account), but did not impact our cash flows or the fundamental strength of our business, as our operating and investment performance continued to be strong. Further details regarding the restatement and our remediation process appear beginning on page 125 in the MD&A – suffice it to say that we hope that we will never again repeat this embarrassing mistake.
Turning to runoff, Dennis Gibbs and his team have achieved outstanding results since we put TIG into runoff in 2002. In 2006, as explained on page 84 in the MD&A, Runoff and Other effectively achieved our objective of breaking even. As mentioned earlier, based on current projections, the Swiss Re commutation should result in there being no future year in which European runoff has a requirement for cash from Fairfax which will be significant in relation to holding company cash. Going forward, Group Re will no longer be included in the Runoff segment, but will be reported as a separate unit that primarily uses Wentworth for its opportunistic underwriting (given the insurance cycle, Group Re will likely shrink in the foreseeable future).
We had an excellent year in 2006 on the investment front even while maintaining the protection we have built against the 1 in 50 or 1 in 100 year storm in the financial markets. Total investment income in 2006 (including at the holding company) was $1.5 billion or $86.47 per share. Interest and dividend income from our investment portfolios increased by 60.2% to $746.5 million or $42.03 per share due to higher interest rates and a 13.1% increase in the investment portfolios. Total net realized gains (including realized losses and mark-to-market declines on our S&P 500 hedges and our credit default swaps, as well as other one-time adjustments noted on page 120 in the MD&A) amounted to $789.4 million or $44.44 per share. The total return on our investment portfolios in 2006 (including changes in net unrealized gains) was 8.1% – higher than the 6.5% achieved in 2005 but still below our long term average of 9.3%. The carrying value of our investment portfolios, net of $783.3 million of liabilities for the S&P 500 hedges, increased by 13.1% to $16.8 billion or $948.62 per share.

FAIRFAX FINANCIAL HOLDINGS LIMITED

This is perhaps a great lead-in to our financial objectives going forward. As you know, for 21 years we have had an objective based on the return on shareholders’ equity. Under Canadian GAAP, shareholders’ equity (book value) was not impacted by unrealized gains or losses, but commencing in 2007 Canadian GAAP has introduced mark-to-market accounting in determining shareholders’ equity (this is already the case under US GAAP). This change, together with our belated recognition of the significant favourable impact of compounding on investments held over the long term, has resulted in our focusing in the future on a 15% per annum compound growth in mark-to-market book value per share over the long term. This means that annual return on shareholders’ equity may be penalized even if book value per share compounds at 15% because we may not be harvesting our unrealized gains. As stock prices fluctuate in the short term and only reflect underlying intrinsic values over time, our results by definition have to be measured over long periods of time.
I wanted to highlight two valuable assets that you may not have focused on since they are small.

1.	Seneca (a wholly owned subsidiary of Crum & Forster)

Led by Doug Libby, the results of this company over the last 15 years have been nothing short of spectacular. We purchased Seneca in 2000 for $65 million, a modest premium to underlying book value of $59 million, with no protection for reserve development. Since our purchase, the company has had an average combined ratio of 86.8%, there have been net reserve redundancies of $36.9 million and US GAAP book value (excluding goodwill relating to the purchase) has compounded by 16.0% annually to $152.0 million after including cumulative dividends paid. The long term track record is even more impressive. When Doug took over Seneca in 1989, it was basically bankrupt. It took three years to get the combined ratio down to 103.1% from more than 125% and since then, Seneca has rarely had a combined ratio over 100%. Over the 1993-2006 time period, its combined ratio averaged 92.0% and net premiums written grew from $14.2 million to $111.6 million. When we purchased Seneca, Bruce Esselborn and Nick Antonopoulos, who had previously been on the board of Seneca for five years, said that Doug was one of the few people to whom they would trust their wallet. Rightly so!

2.	Fairfax Asia

(a)	Falcon

We began this in 1998 with Kenneth Kwok at the helm, establishing our insurance operations in Asia. Kenneth has taken Falcon from a standing start to an established insurance operation in Hong Kong. In the last five years, Falcon has had an average combined ratio of approximately 100%.

(b)	First Capital

In 2002, Fairfax purchased First Capital Insurance Limited in Singapore. In January 2003, Fairfax purchased Winterthur Insurance’s Singapore operations and subsequently transferred those assets and liabilities to First Capital at the end of 2003. Mr. Athappan began managing the business in 2002 through a management contract with India International and then joined us in 2006. The record has simply been outstanding. In the five years ended 2006, the combined ratio has averaged 72.5% and book value has doubled to $69.4 million. With over $100 million in gross premiums written in 2006, First Capital is one of the top insurance companies in Singapore.

(c)	ICICI Lombard

This joint venture in a general insurance company in India has been a home run for us. First discussed in our 2000 annual report, this joint venture was a huge Fairfax-wide team effort led by Chandran Ratnaswami and Sam Chan from Fairfax, Byron Messier, Rick Patina and Kim Tan from Lombard, and Jim Dowd and Jim Migliorini from OdysseyRe, and involved the participation of many, many others. From a standing start in 2000, ICICI Lombard, under Sandeep Bakhshi’s leadership, has become the largest private general insurance company in India with a 12.5% market share. It has built a huge infrastructure that includes 220 offices and 5,000 employees, has 4.5 million customers and is expected to write approximately $700 million in gross premiums for the year ending March 2007. In spite of the buildup of infrastructure, the outlays for which have been expensed immediately, ICICI Lombard has averaged a combined ratio of 96% over the time period (97% in 2006) under Indian GAAP, which uses expenses compared to net premiums written (rather than net premiums earned) in calculating the expense ratio. We are very excited about the prospects for this company. Unfortunately, we are currently restricted to a 26% ownership level by Indian government mandate.

ICICI Bank, a hugely successful bank in India led by K.V. Kamath, has been a dream partner for us. We look forward to a very long relationship with the Bank.
Please see pages 124 and 125 in the MD&A for a description of the status of the investigation pursuant to which Fairfax has received subpoenas from the SEC and the lawsuits seeking class action status filed against Fairfax in 2006.
The Insurance Cycle
The hard market, which began after September 11, 2001 and was prolonged by Katrina, is now definitely on the downswing. Price decreases across the industry are common even though price adequacy (i.e., prices in relation to exposure) continues to be acceptable. However, you should be prepared to see our top line shrink as we lose business to competitors at significant discounts to our prices. The mandate for our presidents is very clear: do not write business at inadequate prices. The downside of this cycle may be mitigated by low interest rates and reinsurer discipline; however, our industry’s past record in exercising price discipline leaves much to be desired!
Insurance and Reinsurance Operations

	Combined Ratio			Net Premiums
	Year Ended December 31			Written
				% change in
	2006	2005	2004	2006
Northbridge	98.0%	92.9%	87.7%	3.4%
Crum & Forster	92.3%	100.9%	105.4%	16.6%
Fairfax Asia	78.4%	93.0%	91.9%	30.1%
OdysseyRe	96.5%	117.5%	97.0%	(6.2%)

Consolidated	95.5%	107.7%	96.9%	1.5%
This table shows you that each of our operating companies had excellent combined ratios in 2006, reflecting in the main the absence of KRW-type hurricane losses (which cost us 14.0 combined ratio points in 2005) and also the dramatic hardening in the hurricane-exposed property markets of Florida and the Gulf Coast. It is very likely that our premium base has peaked in 2006 and that it will decrease in 2007 as the insurance market continues to soften.

FAIRFAX FINANCIAL HOLDINGS LIMITED

There was significant capital raised after the hurricanes in 2005, and given a “good” year in 2006 and a significant increase in homeowner exposures being underwritten by the Florida state government, if history is any guide, pricing in the industry should be on the downswing. All our companies are disciplined and focused on underwriting profitability, and their mandate is to let premiums go at rates below price adequacy. Northbridge’s combined ratio in 2006 was impacted by $91.3 million or 8.9 points of development from the KRW hurricanes. Crum & Forster had an outstanding year with a combined ratio of 92.3% reflecting significant reserve redundancies. Although small, Fairfax Asia (not including ICICI Lombard, which is equity accounted) had an excellent year with a combined ratio of 78.4% and 30% growth, mainly because of First Capital’s outstanding performance. OdysseyRe’s excellent underwriting results were after absorbing $185.4 million or 8.3 points of net adverse reserve development from the soft market years of 1997 - 2001.
Statutory capital for all three of our major companies increased significantly in 2006. As shown in the table below, they are all very well capitalized.

				Net
				Premiums/
	Net Premiums	Statutory		Statutory
	Written	Surplus		Surplus
Northbridge	1,012.3	1,000.3	(1)	1.0
Crum & Forster	1,196.5	1,406.8		0.9
OdysseyRe	2,160.9	2,501.6		0.9

(1)	Canadian GAAP shareholders’ equity
We have updated the float table for our operating companies that we showed you last year.

				Average
				long
				term
				Canada
			Benefit	treasury
	Underwriting	Average	(Cost)	bond
Year	profit (loss)	float	of float	yield
1986	2.5	21.6	11.6%	9.6%
through
2002	(31.9)	4,402.0	(0.7%)	5.7%
2003	95.1	4,443.2	2.1%	5.4%
2004	134.8	5,371.4	2.5%	5.2%
2005	(333.9)	6,615.7	(5.0%)	4.4%
2006	198.2	7,533.4	2.6%	4.3%
Weighted average since inception			(3.5%)	5.5%
Fairfax weighted average financing differential since inception: 2.0%
Float is the sum of loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. As the table shows, the average float from our operating companies increased 13.9% in 2006 at no cost (in fact, we were paid 2.6% on the float in 2006!). Our long term goal is to increase the float at no cost to our shareholders. This, combined with our ability to invest the float well over the long term, is why we could achieve our objective of a 15% per annum compounding of book value per share over time. The table below shows you the breakdown of our total year-end float for the past five years.

					Total
					Insurance
	Canadian	U.S.	Asian		and
	Insurance	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total
2002	811.7	1,552.6	59.2	1,770.2	4,193.7	1,781.8	5,975.5
2003	1,021.1	1,546.9	88.0	2,036.7	4,692.7	1,905.4	6,598.1
2004	1,404.2	1,657.1	119.7	2,869.0	6,050.0	1,371.0	7,421.0
2005	1,461.8	1,884.9	120.2	3,714.4	7,181.3	1,575.3	8,756.6
2006	1,586.0	1,853.8	85.4	4,360.2	7,885.4	2,633.4	10,518.8
In 2006, the Canadian insurance float increased by 8.5%, the U.S. insurance float decreased by 1.6%, the Asian insurance float decreased by 29.0% (largely due to an increase in reinsurance recoverables) and the reinsurance float increased by 17.4%, all at no cost. The runoff float increased by 67.2% due primarily to the Swiss Re commutation and, on a total basis, our float increased by 20.1% to $10.5 billion at year-end 2006. Total float for Fairfax is up 81% over the past five years.
We are particularly pleased with the strengthening of our balance sheet and our reduction of financial risk that took place since the beginning of 2006. In this regard, we have done the following:

1.	We commuted the Swiss Re cover, thus alleviating concerns that European runoff would be a material cash drain on Fairfax in future years. European runoff should now not need cash from Fairfax in 2007, and after 2007, based on current projections, any annual cash requirements for European runoff should not be significant in relation to Fairfax’s holding company cash. The commutation also eliminated the funds withheld interest expense and other fees and expenses of approximately $45 million annually. The commutation contributed meaningfully to the dramatic declines in reinsurance recoverables and funds withheld on our balance sheet. Our goal of simplification and transparency has also been enhanced by this commutation.

2.	With the approval of the California Department of Insurance, TIG is dividending out our $122.5 million note owing to it and we will cancel that note. Annual cash interest savings on the note for the holding company will amount to approximately $9 million.

3.	With the U.S. tax loss carryforwards almost eliminated by the end of August 2006 (only $118.7 million as of December 31, 2006), we deconsolidated OdysseyRe from the U.S. tax group and subsequently in December reduced our interest in OdysseyRe from approximately 80% to approximately 60% through the sale of 10.165 million shares at $34.60 per share. Net cash proceeds were approximately $338 million.

4.	We reduced holding company debt by $210.1 million in 2006 and by $60.4 million in early 2007, and we have no significant debt maturities prior to 2012.

5.	We ended the year with a record $767.4 million in cash, short term investments and marketable securities at the holding company level, which provides us with excellent protection against the unexpected.
As in the past few years, we have included segmented income statements and balance sheets in the MD&A beginning on page 62. As you will note, Fairfax’s total capital of $6.5 billion is invested approximately 15% in Northbridge, 23% in Crum & Forster, 3% in Fairfax Asia and 39% in OdysseyRe, for a total of 80% in our insurance and reinsurance operations (vs. 75% in 2005). The remaining 20% is mainly in our Runoff operations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table below shows the sources of our net earnings with Cunningham Lindsey equity accounted. This table, like various others in this letter, is set out in a format which we have consistently used and we believe assists you in understanding Fairfax.

	2006	2005
Underwriting
Insurance – Canada (Northbridge)	20.5	68.2
– U.S.(Crum & Forster)	86.2	(9.1)
– Asia (Fairfax Asia)	14.5	4.8
Reinsurance (OdysseyRe)	77.0	(397.8)

Underwriting income (loss)	198.2	(333.9)
Interest and dividends	559.0	345.4

Operating income	757.2	11.5
Realized gains	683.7	324.1
Runoff and Other	(321.8)	(618.4)
Claims adjusting (Fairfax portion)	–	5.4
Interest expense	(195.7)	(184.6)
Corporate overhead and other	(47.2)	(8.4)

Pre-tax income (loss)	876.2	(470.4)
Income taxes	(483.2)	68.9
Non-controlling interests	(165.5)	(45.1)

Net earnings (loss)	227.5	(446.6)

The table shows the results from our insurance and reinsurance (underwriting and interest and dividends), Runoff and Other, and non-insurance operations. Runoff and Other operations include the U.S. runoff group, the European runoff group and our participation in our subsidiaries’ third party reinsurance programs and in selected third party reinsurance (referred to as “Group Re”). Claims adjusting shows our equity-accounted share of Cunningham Lindsey’s after-tax results. Also shown separately are net realized gains other than at Runoff and Other, so that you can better understand our earnings from our insurance and reinsurance operations. Underwriting income increased to record levels in 2006 – we have never before made $198 million in underwriting profit. With increased investment income (up 62%) from higher interest rates and larger investment portfolios, operating income increased to a record $757.2 million. This is in spite of not reaching for yield!
Net realized gains other than at Runoff and Other increased significantly in 2006 to $683.7 million from $324.1 million in 2005. Runoff and Other lost $321.8 million due to the Swiss Re commutation which cost $412.6 million. Excluding that commutation from Runoff and Other results, and otherwise as explained on page 84 in the MD&A, Runoff and Other effectively achieved our objective of breaking even for the year.
Reserving
Our companies are all reserved well. We think that our reserving is the strongest it has been in recent years, and we continue to work towards all of our operating companies achieving the Northbridge “gold standard” – Northbridge has had an annual weighted average net reserve redundancy of 2.8% for the last ten accident years. Please see Provision for Claims beginning on page 90 in the MD&A for more details on our reserves.
As we said last year, 2001 and prior reserves are declining – they are now only 19% of our operating company reserves. Due to the commutation of Swiss Re, runoff reserves as a percentage of total net reserves increased a little to 29% at the end of 2006 from 26% at the end of 2005.

Financial Position

	2006	2005
Cash, short term investments and marketable securities	767.4	559.0

Holding company debt	1,202.6	1,365.3
Subsidiary debt	981.3	933.2
Purchase consideration payable	179.2	192.1
Trust preferred securities of subsidiaries	17.9	52.4

Total debt	2,381.0	2,543.0

Net debt	1,613.6	1,984.0
Common shareholders’ equity	2,720.3	2,507.6
Preferred equity	136.6	136.6
Non-controlling interests	1,292.9	751.4

Total equity and non-controlling interests	4,149.8	3,395.6
Net debt/equity and non-controlling interests	38.9%	58.4%
Net debt/net total capital	28.0%	36.9%
Total debt/total capital	36.5%	42.8%
Interest coverage	5.2x	N/A
During 2006, as discussed earlier, cash, short term investments and marketable securities in the holding company increased to record levels. Total holding company debt decreased by $210 million, comprised of reductions in holding company debt ($163 million), trust preferreds ($34 million) and purchase consideration payable ($13 million). Subsidiary debt increased by $48 million due to increased net debt at OdysseyRe ($44 million) and Cunningham Lindsey ($4 million).
Net debt decreased significantly to $1,613.6 million from $1,984.0 million, and our leverage ratios also dropped significantly. We expect this trend to continue. Given the high level of cash in the holding company, the previously discussed anticipated significant reduction in European runoff’s cash requirements and the fact that Northbridge and OdysseyRe, as public companies have their own access to capital, our financial strength and flexibility have again increased significantly in 2006.
Investments
The table below shows the time-weighted returns (excluding hedging) achieved by Hamblin Watsa Investment Counsel (Fairfax’s wholly-owned investment manager) on stocks and bonds managed by it during the past 15 years for our insurance and reinsurance companies, compared to the benchmark index in each case.

	5 Years	10 Years	15 Years
Common stocks	24.6%	17.7%	17.2%
S&P 500	6.2%	8.4%	10.6%
Bonds	11.6%	9.0%	9.1%
Merrill Lynch U.S. corporate (1-10 year) index	5.5%	6.5%	6.7%
2006 was another very good year for Hamblin Watsa’s investment results. In spite of our caution about the U.S. markets, our long term results continue to be excellent. These results are due to the outstanding investment management team that we have at Hamblin Watsa, led by Roger Lace, Brian Bradstreet, Chandran Ratnaswami and Sam Mitchell. With the benefit of hindsight, we should have had more in common stocks with no hedge! Unfortunately, we

FAIRFAX FINANCIAL HOLDINGS LIMITED

continue to be very concerned about the U.S. economic environment and the U.S. financial markets.
We have highlighted those concerns for you for many years. Last year, we highlighted all the risks we saw in the U.S. They have not changed and are as prevalent as they were a year ago. As we said, the many and varied risks “emanate from the fact that we have had the longest economic recovery with the shortest recession in living memory.” We continued, “We see all the signs of a bubble in the housing market.” Currently, we are seeing a reversal of the speculation in the housing market, particularly in the sub-prime segment. As the inventory of unsold homes has risen to record levels, house prices have come down and many originators of sub-prime mortgage loans have gone bankrupt. One mortgage originator, reflecting on his company’s bankruptcy, said “The market is paying me to do a no-income-verification loan more than it is paying me to do the full documentation loans. What would you do?” We feel the reversal of the U.S. housing markets has just begun and has a long way to go. In spite of spectacular growth in China and India, both economies together account for only 7% of world GDP vs. 20% for the U.S. consumer sector. We have learnt that when markets are optimistic and not focusing on the downside, that is the time to be cautious. As Warren Buffett has said, “you pay a high price for a cheery consensus.”
In 2006, pretty well every stock market in the world had a high double-digit return. Private equity firms appear to be buying companies at almost any size and price. If stock markets do not go higher in the next five years, the planned exit for private equity firms, particularly after those firms’ very large fees, may not be there to provide the firms’ institutional investors with an acceptable return.
The markets are very tuned to inflation and react immediately at even a small whiff of it. However, as our friends from Hoisington Investment Management have said, since the fall of the Berlin Wall in 1989, most of the world has become free and joined the world capitalistic system to one degree or another. China, India, Russia and Latin America now provide huge worldwide capacity for any commodity or product. Given this significant production capacity, inflation is unlikely to be the problem the world faces. It seems to us that we need to keep a watch on the opposite side of the scale – deflation. Still early, but probably worth keeping an eye on it.
Finally, we continue to worry about the unprecedented issuance of collateralized bonds, mortgages and loans (we hold none!). The assumption in the marketplace is that “structure” will eliminate or significantly reduce all risks. So a portfolio of 100% non-investment grade bonds, sub-prime mortgages or non-investment grade corporate loans, by sophisticated structuring, can transform into securities of which 80% or more are rated A or above. This has resulted in thousands of collateralized bond issues being rated AAA while fewer than 10 corporations in the U.S. are AAA! We see an explosion coming but unfortunately cannot predict when. As Grant’s Interest Rate Observer said in its December 15, 2006 issue, “Blame for the distress at the fringes of subprime, we judge, cannot be laid at the feet of the U.S. economy. It should, rather, attach to the lenders and borrowers who piled debt on debt until the edifice sways even in a dead calm.”
Our concerns about the U.S. financial markets are why we continue to protect our shareholders from a 1 in 50 or 1 in 100 year event. With about half our equity exposure hedged against the S&P 500 (there are some basis risks as our stock positions are worldwide), our investment of $276 million in credit default swaps (with a notional value of $13.1 billion), and approximately 78% of our investment portfolios consisting of government bonds and cash, we feel that we have effectively protected our investment portfolios from a potential (though low probability) financial market disaster.
Last year, we gave you a treatise on credit default swaps. In 2006, as spreads narrowed even further, we lost $87.1 million on these swaps! Since our original purchase, we have lost 74% of our original investment of $276 million. Fortunately, these losses are predominantly only on a mark-to-market basis. On average, we still have four years left on the swaps. As this goes to press, spreads have begun to widen considerably and we have recouped some of our mark-to-market losses. Also, we continued to maintain our S&P 500 hedges in 2006. Those hedges cost us $159.0 million in 2006, and $296.0 million cumulatively since 2004. However, if not for those hedges, we would not feel comfortable having approximately $2.3 billion in equities. Some of you have wondered – sometimes loudly – why we bother with these hedges and credit default swaps. Besides our comfort in having this protection, we continue to think that this insurance policy may pay dividends – perhaps sooner than you think!
In spite of the headwind from S&P 500 hedges and credit default swaps, our investments had a tremendous year in 2006. Gross realized gains in 2006 (excluding the realized gain of $69.7 million on the OdysseyRe secondary offering) totaled $1,093.3 million. After realized losses of $289.9 million (including $251.0 million of losses, including mark-to-market adjustments recorded as realized losses, related to the company’s economic hedges against a decline in the equity markets and other derivatives in the company’s investment portfolio, primarily credit default swaps and bond warrants), provisions of $37.8 million, and other one-time adjustments noted on page 120 in the MD&A, net realized gains were $789.4 million. Net gains from fixed income securities were $207.7 million (after $92.0 million of mark-to-market losses on credit default swaps and bond warrants), while net gains from common stocks and other derivatives were $509.2 million (after $159.0 million of mark-to-market losses on our equity hedges).
The principal contributors to bond realized gains were Level 3 ($121 million, a gain of 26%) and Calpine ($46 million, a gain of 34%), and the principal contributors to common stock gains were ICICI Bank ($283 million, a gain of 204%), Zenith National ($137 million, a gain of 243%), Hindustan Lever ($72 million, a gain of 50%), Merck ($65 million, a gain of 18%), DirectTV ($44 million, a gain of 46%) and GSW ($19 million, a gain of 552%). Our total gains from the sale of the Zenith National shares which we purchased in 1998 were $339 million, due to the tremendous performance of Stanley Zax, Zenith’s long-serving CEO. Our cumulative net gains from investing in India now total over $500 million, and from investing outside North America and Europe (including India), over $1 billion. Chandran Ratnaswami has taken a leadership role in these investments since he joined us in 1995 and you can see why we are very happy he did!
Our net unrealized gains (losses) by asset class at year-end were as follows:

	2006	2005
Bonds	(132.6)	(89.0)
Preferred stocks	3.2	0.8
Common stocks	229.7	431.1
Strategic investments*	208.9	214.7
Real estate	1.4	0.8

	310.6	558.4

*	Hub International, ICICI Lombard and Advent and, in 2005, Zenith National
In spite of our generally cautious views on stock markets, we do own some common stocks that fit our long term value-oriented philosophy. Here are our common stock investments broken

FAIRFAX FINANCIAL HOLDINGS LIMITED

down by country. As mentioned earlier, approximately 55% of our common stock position (at market value) is protected through equity hedges.

	Carrying Value	Market Value
United States	1,106.5	1,167.2
Canada	496.2	595.1
Other	484.6	554.7

	2,087.3	2,317.0

Miscellaneous
For several years we have paid a nominal annual dividend between $1 to $2 per share. This year, we paid $2.75 per share, partly as a sign of confidence in the future resulting from positive developments in 2006, and partly to reflect a minor change in our dividend policy. Under this policy, we will review the circumstances prevailing at the end of each year and determine whether those circumstances warrant an extra dividend payment beyond the nominal $1 to $2 per share. Our dividend continues to be modest as a percentage of book value.
One major strength that we have at Fairfax is a small group of hardworking, team-oriented officers who work together with no ego. Going forward, we have reorganized the group a little more formally. Brad Martin has become our Chief Operating Officer, responsible for monitoring all our operations; all the financial functions report to Greg Taylor, our Chief Financial Officer; and all the actuarial functions report to Jean Cloutier, our Chief Actuary. Peter Clarke is now our Chief Risk Officer, David Bonham is our Vice President, Financial Reporting and Paul Rivett, in addition to being a Fairfax officer, has become the Chief Operating Officer of Hamblin Watsa Investment Counsel. He, by the way, is responsible for leading our efforts on our lawsuit against certain hedge funds and others (more on that below). Rick Salsberg, who best embodies the qualities of a Fairfax officer, continues as our consigliere. Our officer group, which has been responsible for our past success and will definitely be the reason for our future success, is what makes Fairfax so special.
In July 2006, we filed a lawsuit against certain hedge funds and others. As I have said previously, we have absolutely no problem with short selling or short sellers generally. Short selling can be a valid and appropriate component of an investment or hedging strategy. In fact, we currently have short positions in our portfolio. However, using manipulation and intimidation, as we have alleged, for profit or otherwise, should never be tolerated. This is only the second lawsuit that we have commenced in our 21 years. You may remember that in the first one we alleged illegal market manipulation in the insurance business in London, England, and that we pursued that case to the end and won a total victory.
We are very pleased to welcome Bob Gunn and David Johnston to our Board of Directors. Bob served as the CEO and COO of Royal & SunAlliance plc in London, England, and before that had been the President and CEO of Royal & SunAlliance Canada for more than ten years. David has been the President and Vice-Chancellor of the University of Waterloo since 1999, and earlier had been the Principal and Vice-Chancellor of McGill University for about 15 years. We also want to thank Frank Bennett for his strong support of our company, and we wish him well as he retires from our Board.
We will very much look forward to seeing you at the annual meeting in Toronto at 9:30 a.m. on Wednesday, April 18, 2007 in the Glenn Gould Studio at the Canadian Broadcasting Centre, 250 Front Street West.

I want to again highlight our website for you (www.fairfax.ca) and remind you that all of our annual reports since 1985 are available there, as well as our corporate governance documentation and links to the informative websites of our various operating companies. Our press releases and published financial statements are posted to our website immediately upon issuance.
I would like to thank the Board and the management and employees of all our companies for their outstanding efforts during 2006. We look forward to continuing to build shareholder value for you over the long term.
March 9, 2007
V. Prem Watsa
Chairman and Chief Executive Officer

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Responsibility for the Financial Statements
The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information are the responsibility of management and have been approved by the Board of Directors.
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.
We, as Fairfax’s Chief Executive Officer and Chief Financial Officer, will certify Fairfax’s annual disclosure document filed with the SEC (Form 40-F) in accordance with the United States Sarbanes-Oxley Act of 2002.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.
The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of the internal controls of the company, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, Fairfax’s internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting.
Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2005 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). A material weakness is a control deficiency or combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
During 2006 the company restated its consolidated financial statements as at and for the years ended December 31, 2001 through 2005 and all related disclosures including interim periods therein. In connection with the restatement, the company’s management identified four material weaknesses in its internal control over financial reporting relating to financial reporting organizational structure and personnel, head office consolidation controls, investment accounting in accordance with US GAAP and accounting for income taxes. As of December 31, 2006 and as described under Remediation of Material Weaknesses in Internal Control Over Financial Reporting below, the two material weaknesses relating to investment accounting in accordance with US GAAP and accounting for income taxes had been remediated, and the material weaknesses relating to a sufficient complement of personnel and lines of communication within the organization and certain head office consolidation controls had not been remediated.

As of December 31, 2006, the following two material weaknesses have been identified and included in management’s assessment:

1.	The company did not maintain a sufficient complement of accounting personnel to support the activities of the company and lines of communication between the company’s operations and accounting and finance personnel at head office and the subsidiaries were not adequate to raise issues to the appropriate level of accounting personnel. Further, the company did not maintain personnel with an appropriate level of accounting knowledge, experience and training to support the size and complexity of the organization and its financial reporting requirements. This control deficiency contributed to the other material weaknesses identified.

2.	The company did not maintain effective controls over the completeness and accuracy of period-end financial reporting and period-end close processes at the Fairfax head office consolidation level. Specifically, the company did not maintain effective review and monitoring processes and documentation relating to the (i) recording of recurring and non-recurring journal entries and (ii) translation of foreign currency transactions and subsidiary company results.
Each of the control deficiencies described above could result in misstatements of any of the company’s financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that each of the control deficiencies constitutes a material weakness.
Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears herein.
March 9, 2007

V. Prem Watsa	Greg Taylor
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer

FAIRFAX FINANCIAL HOLDINGS LIMITED

Auditors’ Report
To the Shareholders of Fairfax Financial Holdings Limited
We have completed integrated audits of Fairfax Financial Holdings Limited’s December 31, 2006, 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006. Our opinions, based on our audits, are presented below.
Consolidated financial statements
We have audited the accompanying consolidated balance sheets of Fairfax Financial Holdings Limited as of December 31, 2006 and 2005, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of the company’s financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the company as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.
Internal control over financial reporting
We have also audited management’s assessment, included in Management’s Report on Internal Control over Financial Reporting, that the company did not maintain effective internal control over financial reporting as of December 31, 2006, because of the material weaknesses referred to below, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment:

1.	The company did not maintain a sufficient complement of accounting personnel to support the activities of the company and lines of communication between the company’s operations and accounting and finance personnel at head office and the subsidiaries were not adequate to raise issues to the appropriate level of accounting personnel. Further, the company did not maintain personnel with an appropriate level of accounting knowledge, experience and training to support the size and complexity of the organization and its financial reporting requirements. This control deficiency contributed to the other material weakness identified.

2.	The company did not maintain effective controls over the completeness and accuracy of period-end financial reporting and period-end close processes at the Fairfax head office consolidation level. Specifically, the company did not maintain effective review and monitoring processes and documentation relating to the (i) recording of recurring and non-recurring journal entries, and (ii) translation of foreign currency transactions and subsidiary company results.
Each of these control deficiencies could result in misstatements of the company’s financial statement accounts and disclosures that would result in a material misstatement to the annual consolidated financial statements that would not be prevented or detected. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 consolidated financial statements, and our opinion regarding the effectiveness of the company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.
In our opinion, management’s assessment that the company did not maintain effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the COSO. Furthermore, in our opinion because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, the company has not

FAIRFAX FINANCIAL HOLDINGS LIMITED

maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control – Integrated Framework issued by the COSO.
Chartered Accountants
Toronto, Ontario
March 9, 2007
Comment by Auditors for United States Readers on Canada – United States Accounting Differences
Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States of America. Information related to the nature and effect of such differences is presented in note 20 to the consolidated financial statements.
Chartered Accountants
Toronto, Ontario
March 9, 2007
Valuation Actuary’s Report
I have reviewed management’s valuation, including management’s selection of appropriate assumptions and methods, of the policy liabilities of the subsidiary insurance and reinsurance companies of Fairfax Financial Holdings Limited in its consolidated balance sheet as at December 31, 2006 and their change as reflected in its consolidated statement of earnings for the year then ended, in accordance with Canadian accepted actuarial practice.
In my opinion, management’s valuation is appropriate, except as noted in the following paragraph, and the consolidated financial statements fairly present its results.
Under Canadian accepted actuarial practice, the valuation of policy liabilities reflects the time value of money. Management has chosen not to reflect the time value of money in its valuation of the policy liabilities.
Richard Gauthier, FCIA, FCAS
PricewaterhouseCoopers LLP
Toronto, Canada
February 20, 2007

Consolidated Financial Statements
Consolidated Balance Sheets
as at December 31, 2006 and 2005

	2006	2005
	(US$ millions)
Assets
Cash, short term investments and marketable securities	767.4	559.0
Accounts receivable and other	1,892.8	2,380.4
Recoverable from reinsurers (including recoverables on paid losses – $395.4; 2005 – $535.3)	5,506.5	7,655.7

	8,166.7	10,595.1

Portfolio investments
Subsidiary cash and short term investments (market value – $5,432.0; 2005 – $4,526.3)	5,432.0	4,526.3
Bonds (market value – $8,811.4; 2005 – $8,038.4)	8,944.0	8,127.4
Preferred stocks (market value – $19.6; 2005 – $16.6)	16.4	15.8
Common stocks (market value – $2,317.0; 2005 – $2,514.5)	2,087.3	2,083.4
Strategic investments (market value – $546.8; 2005 – $455.3)	337.9	240.6
Real estate (market value – $19.4; 2005 – $18.0)	18.0	17.2

Total (market value – $17,146.2; 2005 – $15,569.1)	16,835.6	15,010.7

Deferred premium acquisition costs	369.0	385.1
Future income taxes	771.3	1,118.8
Premises and equipment	86.0	95.7
Goodwill	239.2	228.4
Other assets	108.7	108.2

	26,576.5	27,542.0

See accompanying notes.
Signed on behalf of the Board

Director	Director

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2006	2005
	(US$ millions)
Liabilities
Subsidiary indebtedness	68.2	63.9
Accounts payable and accrued liabilities	1,091.2	1,167.3
Securities sold but not yet purchased	783.3	700.3
Funds withheld payable to reinsurers	370.0	1,054.4

	2,312.7	2,985.9

Provision for claims	15,502.3	16,235.1
Unearned premiums	2,298.9	2,446.3
Long term debt – holding company borrowings	1,202.6	1,365.3
Long term debt – subsidiary company borrowings	913.1	869.3
Purchase consideration payable	179.2	192.1
Trust preferred securities of subsidiaries	17.9	52.4

	20,114.0	21,160.5

Non-controlling interests	1,292.9	751.4

Contingencies and commitments (note 13)
Shareholders’ Equity
Common stock	2,071.9	2,079.6
Other paid in capital	57.9	59.4
Treasury stock, at cost	(18.3)	(17.3)
Preferred stock	136.6	136.6
Retained earnings	596.6	405.6
Currency translation account	12.2	(19.7)

	2,856.9	2,644.2

	26,576.5	27,542.0

See accompanying notes.

Consolidated Statements of Earnings
for the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
	(US$ millions except
	per share amounts)
Revenue
Gross premiums written	5,460.6	5,559.1	5,603.1

Net premiums written	4,763.7	4,694.6	4,785.7

Net premiums earned	4,850.6	4,692.5	4,804.3
Interest and dividends	746.5	466.1	375.7
Realized gains on investments	765.6	385.7	273.5
Realized gain on secondary offering	69.7	–	40.1
Claims fees	371.3	356.2	336.1

	6,803.7	5,900.5	5,829.7

Expenses
Losses on claims	3,822.4	4,370.9	3,507.5
Operating expenses	1,111.6	1,059.7	1,030.6
Commissions, net	780.7	736.0	827.3
Interest expense	210.4	200.4	176.7

	5,925.1	6,367.0	5,542.1

Earnings (loss) from operations before income taxes	878.6	(466.5)	287.6
Provision for (recovery of) income taxes	485.6	(66.3)	154.9

Net earnings (loss) before non-controlling interests	393.0	(400.2)	132.7
Non-controlling interests	(165.5)	(46.4)	(79.6)

Net earnings (loss)	227.5	(446.6)	53.1

Net earnings (loss) per share	$12.17	$(27.75)	$3.11
Net earnings (loss) per diluted share	$11.92	$(27.75)	$3.11
Cash dividends paid per share	$1.40	$1.40	$1.40
See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Shareholders’ Equity
for the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
	(US$ millions)
Common stock –
Subordinate voting shares – beginning of year	2,075.8	1,783.1	1,511.3
Issuances during the year	–	299.8	299.7
Purchases during the year	(7.7)	(7.1)	(27.9)

Subordinate voting shares – end of year	2,068.1	2,075.8	1,783.1

Multiple voting shares – beginning and end of year	3.8	3.8	3.8

Common stock	2,071.9	2,079.6	1,786.9

Other paid in capital – beginning of year	59.4	59.4	62.7
Purchases of convertible senior debenture	(1.5)	–	(3.3)

Other paid in capital – end of year	57.9	59.4	59.4

Treasury shares (at cost) – beginning of year	(17.3)	(17.4)	(18.7)
Purchases during the year	(2.1)	(1.2)	(7.8)
Reissuances during the year	1.1	1.3	9.1

Treasury shares (at cost) – end of year	(18.3)	(17.3)	(17.4)

Preferred stock –
Series A – beginning of year	51.2	51.2	136.6
Conversion to Series B preferred shares	–	–	(85.4)

Series A – end of year	51.2	51.2	51.2

Series B – beginning of year	85.4	85.4	–
Conversion from Series A preferred shares	–	–	85.4

Series B – end of year	85.4	85.4	85.4

Preferred stock	136.6	136.6	136.6

Retained earnings – beginning of year	405.6	862.3	865.0
Net earnings (loss) for the year	227.5	(446.6)	53.1
Excess over stated value of shares purchased for cancellation	–	(0.3)	(3.6)
Common share dividends	(25.1)	–	(42.1)
Preferred share dividends	(11.4)	(9.8)	(10.1)

Retained earnings – end of year	596.6	405.6	862.3

Currency translation account – beginning of year	(19.7)	(26.1)	(96.8)
Foreign exchange impact from foreign currency denominated net assets	31.9	6.4	70.7

Currency translation account – end of year	12.2	(19.7)	(26.1)

Total shareholders’ equity	2,856.9	2,644.2	2,801.7

	2006	2005	2004
	(US$ millions)
Number of shares outstanding Common stock –
Subordinate voting shares – beginning of year	17,056,856	15,260,625	13,085,210
Issuances during the year	–	1,843,318	2,406,741
Purchases during the year	(67,800)	(49,800)	(215,200)
Net treasury shares reissued (acquired)	(7,086)	2,713	(16,126)

Subordinate voting shares – end of year	16,981,970	17,056,856	15,260,625
Multiple voting shares – beginning and end of year	1,548,000	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder	(799,230)	(799,230)	(799,230)

Common stock effectively outstanding – end of year	17,730,740	17,805,626	16,009,395

Preferred stock –
Series A – beginning of year	3,000,000	3,000,000	8,000,000
Conversion to Series B preferred shares	–	–	(5,000,000)

Series A – end of year	3,000,000	3,000,000	3,000,000

Series B – beginning of year	5,000,000	5,000,000	–
Conversion from Series A preferred shares	–	–	5,000,000

Series B – end of year	5,000,000	5,000,000	5,000,000

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Cash Flows
for the years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
	(US$ millions)
Operating activities
Earnings (loss) before non-controlling interests	393.0	(400.2)	132.7
Amortization	24.9	26.2	40.7
Bond discount amortization	(67.9)	(28.2)	(15.7)
Equity (earnings) losses on strategic investments	(16.0)	39.0	9.6
Future income taxes	375.2	(151.8)	77.5
Loss on significant commutations	412.6	103.1	–
Gains on investments	(835.3)	(385.7)	(313.6)

	286.5	(797.6)	(68.8)
Changes in:
Provision for claims	(741.2)	974.9	311.6
Unearned premiums	(150.5)	28.9	(127.0)
Accounts receivable and other	555.6	4.7	(36.9)
Recoverable from reinsurers	1,154.2	437.1	301.7
Funds withheld payable to reinsurers	(97.5)	18.6	(76.5)
Accounts payable and accrued liabilities	(102.0)	(58.8)	(287.5)
Other	(22.1)	4.0	85.3

Cash provided by operating activities	883.0	611.8	101.9

Investing activities
Investments – purchases	(3,971.3)	(6,198.2)	(6,883.2)
– sales	3,866.7	5,503.7	4,610.9
Sale (purchase) of marketable securities	51.3	(263.4)	1.4
Sale of Zenith National shares	193.8	218.5	127.6
Purchase of Advent shares	(28.7)	(34.1)	–
Purchase of ICICI Lombard shares	(27.4)	–	–
Purchase of premises and equipment	(13.2)	(20.5)	(37.0)
Purchase of subsidiaries, net of cash	–	(52.0)	(33.7)
Net proceeds on secondary offering	337.6	–	104.8
Disposition of Cunningham Lindsey TPA business	–	–	(22.2)

Cash provided by (used in) investing activities	408.8	(846.0)	(2,131.4)

Financing activities
Subordinate voting shares issued	–	299.8	299.7
Subordinate voting shares repurchased	(7.7)	(7.4)	(31.5)
Purchase of treasury shares	(2.1)	(1.2)	(7.8)
Trust preferred securities of subsidiary repurchased	(29.2)	–	(27.4)
Non-controlling interests	–	112.4	–
Long term debt – repayment
Holding company	(115.7)	(50.7)	(240.2)
Subsidiary company	(59.3)	(34.2)	–
Long term debt – issuances
Holding company	–	–	308.6
Subsidiary company	140.0	125.0	–
Purchase consideration payable	(14.5)	(3.1)	(5.4)
Subsidiary indebtedness	4.3	(25.3)	71.5
Common share dividends	(25.1)	(22.5)	(19.5)
Preferred share dividends	(11.4)	(9.8)	(10.1)

Cash provided by (used in) financing activities	(120.7)	383.0	337.9

Foreign currency translation	2.3	11.9	17.0

Increase (decrease) in cash resources	1,173.4	160.7	(1,674.6)
Cash resources – beginning of year	4,590.4	4,429.7	6,104.3

Cash resources – end of year	5,763.8	4,590.4	4,429.7

See accompanying notes.
Cash resources consist of cash and short term investments, including subsidiary cash and short term investments, and excludes $208.4 ($216.4 at December 31, 2005; $169.7 at December 31, 2004) of subsidiary cash and short term investments pledged for securities sold but not yet purchased, which is restricted. Short term investments are readily convertible into cash and have maturities of three months or less.

Notes to Consolidated Financial Statements
for the years ended December 31, 2006, 2005 and 2004
(in US$ millions except per share amounts and as otherwise indicated)

1.	Business Operations
The company is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

2.	Summary of Significant Accounting Policies
The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods covered by the financial statements. The principal financial statement components subject to measurement uncertainty include other-than-temporary declines in the value of investments (note 4), goodwill, the provision for claims (note 5), the allowance for unrecoverable reinsurance (note 7) and the carrying value of future tax assets (note 11). Actual results could differ from those estimates.
Principles of consolidation
The consolidated financial statements include the accounts of the company and all of its subsidiaries at December 31, 2006:

Canadian Insurance

Northbridge Financial Corporation
  (Northbridge)

U.S. Insurance

Crum & Forster Holdings Corp. (C&F)

Asian Insurance

Fairfax Asia consists of:
Falcon Insurance Company Limited
First Capital Insurance Limited
ICICI Lombard General Insurance
  Company Limited
  (26.0% interest) (ICICI Lombard)

Other

Hamblin Watsa Investment Counsel Ltd.
(Hamblin Watsa) (investment management)
Cunningham Lindsey Group Inc.
(Cunningham Lindsey) (insurance
claims management)	Reinsurance

Odyssey Re Holdings Corp. (OdysseyRe)

Runoff and Other

U.S. runoff consists of:
TIG Insurance Company (TIG)
Fairmont Specialty Group (Fairmont)
European runoff consists of:
nSpire Re Limited (nSpire Re)
  (excluding Group Re)
RiverStone Insurance (UK) Limited
  (RiverStone (UK))
RiverStone Managing Agency
Syndicate 3500

Group Re underwrites business in:
CRC (Bermuda) Reinsurance Limited
  (CRC (Bermuda))
Wentworth Insurance Company Ltd.
  (Wentworth)
nSpire Re
All subsidiaries are wholly-owned except for OdysseyRe with a 59.6% interest (2005 – 80.1%; 2004 – 80.8%), Northbridge with a 59.2% interest (2005 and 2004 – 59.2%) and Cunningham Lindsey with an 81.0% interest (2005 – 81.0%; 2004 – 75.0%). Strategic investments, which are accounted for on the equity basis, include the company’s investments in Hub International Limited (“Hub”) with a 26.1% interest (2005 – 25.9%; 2004 – 26.1%), Advent Capital (Holdings) PLC (“Advent”) with a 44.5% interest (2005 and 2004 – 46.8%), and ICICI Lombard

FAIRFAX FINANCIAL HOLDINGS LIMITED

with a 26.0% (2005 and 2004 – 26.0%). During 2006, the company sold its 10.3% (2005 – 14.1% sold; 2004 – 17.6% sold) interest in Zenith National Insurance Corp. (“Zenith National”) which previously was included in strategic investments on the cost basis.
Acquisitions are accounted for by the purchase method, whereby the results of acquired companies are included only from the date of acquisition. Divestitures are included up to the date of disposal.
Premiums
Insurance and reinsurance premiums are taken into income evenly throughout the terms of the related policies after deductions for premiums to reinsurers.
Deferred premium acquisition costs
Certain costs of acquiring insurance premiums, consisting of brokers’ commissions and premium taxes are deferred, to the extent that they are considered recoverable, and charged to income as the premiums are earned. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income.
Investments
Investment transactions are recorded on their trade date with balances pending settlement reflected in the balance sheet in accounts receivable and other or accounts payable and accrued liabilities.
Bonds are carried at amortized cost providing for the amortization of the discount or premium on a yield to maturity basis. Preferred and common stocks are carried at cost. Real estate is carried at cost. When there has been a loss in value of an investment that is other than temporary, the investment is written down to its estimated net realizable value. Such writedowns are reflected in realized gains (losses) on investments.
Securities sold but not yet purchased
Securities sold but not yet purchased represent obligations to deliver securities which were not owned at the time of the sale. These obligations are carried at fair value with changes in fair value recorded in realized gains (losses) on investments.
Derivative financial instruments
The company uses derivatives to mitigate financial risks arising principally from its investment holdings and receivables. Derivatives that are not specifically designated or that do not meet the requirements for hedge accounting are carried at fair value on the consolidated balance sheet and changes in fair value are recorded in realized gains on investments in the consolidated statement of earnings. All derivatives are monitored by the company for effectiveness in achieving their risk management objectives. During 2006, 2005 and 2004, the company did not designate any derivatives as accounting hedges.
Provision for claims
Claim provisions are established by the case method as claims are reported. For reinsurance, the provision for claims is based on reports and individual case estimates received from ceding companies. The estimates are regularly reviewed and updated as additional information on the estimated claims becomes known and any resulting adjustments are included in earnings. A provision is also made for management’s calculation of factors affecting the future development of claims including claims incurred but not reported (IBNR) based on the volume of business currently in force and the historical experience on claims.

Translation of foreign currencies
The operations of the company’s subsidiaries (principally in Canada, the United States and the United Kingdom) are self-sustaining. As a result, the assets and liabilities of the non U.S. dollar denominated subsidiaries are translated at the year-end rates of exchange. Revenue and expenses are translated at the average rate of exchange for the year. The net unrealized gains or losses which result from translation are deferred and included in shareholders’ equity.
Goodwill
The company assesses the carrying value of goodwill based on the underlying discounted cash flows and operating results of its subsidiaries. The carrying value of goodwill will be charged to earnings if and to the extent that it is determined that an impairment in value exists. Management has compared the carrying value of goodwill balances as at December 31, 2006 and the estimated fair values of the underlying operations and concluded that there was no impairment in the value of goodwill. The estimated fair values are sensitive to the cash flow projections and discount rates used in the valuation and more specifically the ability of Cunningham Lindsey’s U.K. operations to meet their profit and cash flow forecasts for 2007 and future years.
Negative goodwill arising on acquisitions during the year is recognized in the consolidated statement of earnings as an extraordinary item.
Reinsurance
Third party reinsurance balances are reflected on the balance sheet on a gross basis to indicate the extent of credit risk related to third party reinsurance and its obligations to policyholders and on a net basis in the statement of earnings to indicate the results of its retention of premiums written.
In order to control the company’s exposure to loss from adverse development of reserves or reinsurance recoverables on pre-acquisition reserves of companies acquired or from future adverse development on long tail latent or other potentially volatile claims, and to protect capital, the company obtains vendor indemnities or purchases excess of loss reinsurance protection from reinsurers. For excess of loss reinsurance treaties (other than vendor indemnities), the company generally pays the reinsurer a premium as losses from adverse development are ceded under the treaty. The company records both the premium charge and the related reinsurance recovery in its consolidated statement of earnings in the period in which the adverse development is ceded to the reinsurer.
Income taxes
Income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases based on tax rates which are expected to be in effect when the asset or liability is settled. A valuation allowance is recorded if it is more likely than not all, or some portion of, the benefits related to defined tax asset will not be realized.
Pensions
Accrued benefit obligations for pensions and other post retirement benefits are actuarially determined using the projected benefit method prorated on service and incorporates management’s best estimate of future salary levels, other cost escalation, retirement ages of the employees and other actuarial factors.
Expected return on plan assets is calculated based on the fair value of those assets.
Actuarial gains (losses) arise from the difference between the actual long term rate of return and the expected long term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net

FAIRFAX FINANCIAL HOLDINGS LIMITED

accumulated actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.
Past service costs arising from plan amendments are deferred and amortized on a straight line basis over the average remaining service period of employees active at the date of amendment.
Restatements
The company has completed two restatements of its financial statements (the Restatements). In connection with the first restatement included in the Restated Audited Consolidated Financial Statements for the year ended December 31, 2005 filed on September 1, 2006, the company restated its consolidated financial statements for the years ended December 31, 2001 through 2005, the quarters ended March 31, 2006 and the quarters ended March 31, June 30 and September 30, 2005. In the second restatement included in the Restated Audited Consolidated Financial Statements filed on November 10, 2006, the company restated its US GAAP reconciliation for the year ended December 31, 2005 and the quarters ended March 31, 2006 and June 30, 2006 and September 30, 2005. These consolidated financial statements reflect the Restatements.
Future accounting changes
The Canadian Institute of Chartered Accountants (CICA) has issued three new accounting standards: Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income which the company will adopt effective January 1, 2007.
Financial Instruments – Recognition and Measurement. Certain of the company’s financial assets and liabilities will be carried at fair value in its consolidated balance sheet including portfolio investments which are quoted in an active market but excluding investments accounted for using the equity method. Receivables and non-trading financial liabilities, will be carried at amortized cost. Realized and unrealized gains and losses on financial assets and liabilities which are held for trading will be recorded in the consolidated statement of earnings. Unrealized gains and losses on financial assets which are held as available for sale will be recorded in other comprehensive income until realized or until an other-than-temporary decline in the value of the investment occurs, at which time the gain or loss will be recorded in the consolidated statement of earnings. When unrealized losses on investments are determined to be other-than-temporary, the financial asset will be written down to market value with the change recorded as realized losses on investments in the consolidated statement of earnings. All derivatives, including instruments with embedded derivatives which the company has designated as held for trading under a fair value option will be recorded at fair value in the consolidated balance sheet with changes in fair value recorded in the consolidated statement of earnings.
Hedges – For fair value hedges, the change in fair value of the hedging derivative will be offset in the consolidated statement of earnings against the change in the fair value of the hedged item relating to the hedged risk. For cash flow hedges, the change in fair value of the derivative to the extent effective will be recorded in other comprehensive income until the asset or liability being hedged affects the consolidated statement of earnings, at which time the related change in fair value of the derivative will also be recorded in the consolidated statement of earnings. Any hedge ineffectiveness will be recorded in the consolidated statement of earnings.
Comprehensive Income – Unrealized gains and losses on financial assets which are classified as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments will be recorded in a statement of other comprehensive income and will be included in accumulated other comprehensive income until recognized in the consolidated statement of earnings. Accumulated other comprehensive income will form part of shareholders’ equity.

As at January 1, 2007 the company will recognize all of its financial assets and liabilities in the consolidated balance sheet according to their classification. The estimated impact of remeasuring financial assets classified as available for sale at fair value will be to increase portfolio investments and marketable securities by approximately $56.2, decrease future income taxes by $12.9 and increase the opening accumulated other comprehensive income balance on an after-tax basis by approximately $43.3. The estimated impact of remeasuring financial assets and liabilities classified as held for trading under the fair value option will be to increase portfolio investments by $60.2, decrease future income taxes by $20.8, increase non-controlling interests by $8.4 and increase opening retained earnings by $31.0. The company, upon adoption of the new accounting requirements for transaction costs, will reclassify $28.2 of unamortized debt issuance costs, currently classified as other assets as a reduction of long term debt.

3.	Cash, Short Term Investments and Marketable Securities
Cash, short term investments and marketable securities are as follows:

	2006	2005
Cash and short term investments	540.2	280.5
Marketable securities	227.2	278.5

	767.4	559.0

Marketable securities include corporate bonds and equities, with a fair value of $243.4 (2005 – $284.5).

FAIRFAX FINANCIAL HOLDINGS LIMITED

4.	Portfolio investments
Portfolio investments are comprised as follows, with the estimated fair values of debt securities and preferred and common stocks based on quoted market values.

	2006				2005
		Gross	Gross			Gross	Gross
	Carrying	Unrealized	Unrealized	Estimated	Carrying	Unrealized	Unrealized	Estimated
	Value	Gains	Losses	Fair Value	Value	Gains	Losses	Fair Value
Subsidiary cash and short term investments	4,602.7	–	–	4,602.7	3,788.9	–	–	3,788.9
Subsidiary cash and short term investments pledged for securities sold but not yet purchased	829.3	–	–	829.3	737.4	–	–	737.4
Bonds
Canadian – government	1,597.3	70.6	(9.6)	1,658.3	1,345.1	87.2	(2.2)	1,430.1
– government bonds pledged for securities sold but not yet purchased	58.7	–	–	58.7	84.7	4.7	–	89.4
– corporate	124.3	3.4	(0.2)	127.5	185.4	33.0	–	218.4
U.S. – government	5,777.0	6.2	(299.0)	5,484.2	4,574.4	4.9	(143.6)	4,435.7
– government bonds pledged for securities sold but not yet purchased	135.7	–	(5.6)	130.1	184.0	–	(1.5)	182.5
– corporate	907.1	82.9	(5.8)	984.2	1,400.4	27.5	(100.8)	1,327.1
Other – government	312.1	24.2	(0.6)	335.7	316.8	9.0	(6.3)	319.5
– corporate	31.8	0.9	–	32.7	36.6	0.5	(1.4)	35.7
Preferred stocks
Canadian	10.8	0.5	–	11.3	15.8	0.8	–	16.6
U.S.	0.1	–	–	0.1	–	–	–	–
Other	5.5	2.7	–	8.2	–	–	–	–
Common stocks
Canadian	496.2	112.8	(13.9)	595.1	273.9	95.7	(5.4)	364.2
U.S.	1,106.5	70.5	(9.8)	1,167.2	854.1	47.3	(43.2)	858.2
Other	484.6	70.1	–	554.7	955.4	351.5	(14.8)	1,292.1
Strategic investments	337.9	208.9	–	546.8	240.6	214.7	–	455.3
Real estate	18.0	1.4	–	19.4	17.2	0.8	–	18.0

	16,835.6	655.1	(344.5)	17,146.2	15,010.7	877.6	(319.2)	15,569.1

The number of continuous months in which securities have been in unrealized loss positions as at December 31, 2006 and 2005 is as follows:
December 31, 2006

	Less than 12 Months			Greater than 12 Months			Total

	Estimated	Gross	Number	Estimated	Gross	Number	Estimated	Gross	Number
	Fair	Unrealized	of	Fair	Unrealized	of	Fair	Unrealized	of
	Value	Losses	Securities	Value	Losses	Securities	Value	Losses	Securities
Bonds
Canadian – government	1,053.1	(9.6)	5	–	–	–	1,053.1	(9.6)	5
– corporate	5.2	(0.2)	1	–	–	–	5.2	(0.2)	1
U.S. – government	1,963.4	(28.9)	21	3,545.6	(275.7)	33	5,509.0	(304.6)	54
– corporate	148.4	(1.2)	12	50.7	(4.6)	18	199.1	(5.8)	30
Other – government	39.6	(0.6)	7	–	–	–	39.6	(0.6)	7
Common stocks
Canadian	180.8	(13.9)	4	–	–	–	180.8	(13.9)	4
U.S.	569.8	(9.8)	5	–	–	–	569.8	(9.8)	5

Total	3,960.3	(64.2)	55	3,596.3	(280.3)	51	7,556.6	(344.5)	106

December 31, 2005

	Less than 12 Months			Greater than 12 Months			Total

	Estimated	Gross	Number	Estimated	Gross	Number	Estimated	Gross	Number
	Fair	Unrealized	of	Fair	Unrealized	of	Fair	Unrealized	of
	Value	Losses	Securities	Value	Losses	Securities	Value	Losses	Securities
Bonds
Canadian – government	420.2	(2.2)	2	–	–	–	420.2	(2.2)	2
U.S. – government	4,107.9	(144.4)	36	15.8	(0.7)	5	4,123.7	(145.1)	41
– corporate	328.5	(50.1)	47	630.3	(50.7)	18	958.8	(100.8)	65
Other – government	193.6	(6.3)	7	–	–	–	193.6	(6.3)	7
– corporate	12.0	(1.4)	2	–	–	–	12.0	(1.4)	2
Common stocks
Canadian	78.0	(5.4)	5	–	–	–	78.0	(5.4)	5
U.S.	439.6	(43.2)	8	–	–	–	439.6	(43.2)	8
Other	171.4	(14.3)	8	2.8	(0.5)	4	174.2	(14.8)	12

Total	5,751.2	(267.3)	115	648.9	(51.9)	27	6,400.1	(319.2)	142

Management has reviewed currently available information regarding those investments whose estimated fair value is less than carrying value at December 31, 2006. Debt securities whose carrying value exceeds market value are expected to be held until maturity or until market value exceeds carrying value. All investments have been reviewed to ensure that corporate performance expectations have not changed significantly to adversely affect the market value of these securities other than on a temporary basis. The company makes investments in certain high yield debt securities for which the market value of the investments may be below the carrying value to the company. The company writes down the carrying value of these investments to reflect other than temporary declines in value. The carrying values may be written down to the company’s assessment of the underlying fair value of the investments when the company does not view the current quoted market value as being reflective of the underlying value of the investments. At December 31, 2006, the company had total bonds rated less than investment grade with an aggregate carrying value of $262.6 (2005 – $674.7), aggregate quoted market value of $297.4 (2005 – $644.5), gross unrealized gains of $39.6 (2005 – $43.1) and gross unrealized losses of $(4.8) (2005 – $73.2).
At December 31, 2006, as protection against a decline in equity markets, the company had short positions in Standard & Poor’s Depository Receipts (“SPDRs”) and U.S. listed common stocks of $500.0 and $99.6, respectively (2005 – $500.0 and $60.3, respectively) and equity index swaps with a total notional amount of $681.4 (2005 – $550.0). The company has purchased near dated call options to limit the potential loss on the SPDR short positions and the equity index swaps to $131.1 and $31.6, respectively, at December 31, 2006 (2005 – $112.1 and $110.0, respectively) and as general protection against the short position in common stocks. The fair value of the SPDRs and the equity index swaps is included in securities sold but not yet purchased and the fair value of the call options is included in common stocks on the consolidated balance sheets. At December 31, 2006, common stocks and strategic investments in the company’s portfolio aggregated $2,425.2 with a market value of $2,863.8.
Assets have been pledged as collateral for the obligations to purchase securities sold short and equity index swaps equal to their fair value of $1,018.1 (2005 –$1,009.3) as listed in the table above.
The company also has purchased credit default swaps and bond warrants which are carried at fair value of $93.7 (2005 – $142.2) and are classified as bonds in the table above.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Changes in the fair value for the transactions described above and other derivatives have been included in realized gains on investments in the consolidated statements of earnings as follows:

	2006	2005	2004
SPDRs, common stocks and related options	(66.9)	(20.7)	(36.9)
Swaps and related options	69.9	(25.8)	(38.2)
Credit default swaps	(76.4)	(101.6)	(13.7)
Bond warrants and other	(3.5)	(10.6)	25.5

Gains (losses)	(76.9)	(158.7)	(63.3)

In addition to the amounts disclosed in note 13, the company’s subsidiaries have pledged cash and investments of $2.2 billion inclusive of trust funds and regulatory deposits as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.
Liquidity and Interest Rate Risk

	Within 1	1 to 5	6 to 10	Over 10	2006
	Year	Years	Years	Years	Total
Maturity profile as at December 31, 2006:
Bonds (market value)	26.4	2,088.3	1,753.5	4,943.2	8,811.4
Bonds (carrying value)	26.8	2,119.7	1,779.9	5,017.6	8,944.0
Effective interest rate					4.8%

	Within 1	1 to 5	6 to 10	Over 10	2005
	Year	Years	Years	Years	Total
Maturity profile as at December 31, 2005:
Bonds (market value)	321.5	683.3	1,197.7	5,835.9	8,038.4
Bonds (carrying value)	325.1	674.6	1,154.1	5,973.6	8,127.4
Effective interest rate					5.0%
Bonds are classified at the earliest of the available maturity dates.

Investment Income

	2006	2005	2004
Interest and dividends:
Cash and short term investments	268.6	118.5	55.2
Bonds	356.4	313.3	241.0
Preferred stocks	0.7	3.7	3.7
Common stocks	149.9	52.1	90.4

	775.6	487.6	390.3
Expenses	(29.1)	(21.5)	(14.6)

	746.5	466.1	375.7

Realized gains on investments:
Bonds – gain	216.3	323.5	147.1
– (loss)	(7.3)	(27.7)	(11.2)
Preferred stocks – gain	1.6	–	–
– (loss)	–	–	(0.1)
Common stocks – gain	799.4	274.4	263.1
– (loss)	(4.3)	(20.0)	(7.0)
Derivatives – gain	11.6	66.6	–
– (loss)	(185.7)	(15.7)	(6.4)
Mark to market on derivative instruments	(76.9)	(158.7)	(63.3)
Repurchase of debt	(15.7)	0.5	(27.0)
Secondary offerings (2006 – OdysseyRe, 2004 – Northbridge)	69.7	–	40.1
Other	64.4	(8.7)	9.9
Provision for losses and writedowns	(37.8)	(48.5)	(31.6)

	835.3	385.7	313.6

Net investment income	1,581.8	851.8	689.3

Equity earnings (losses) for Hub, Advent and ICICI Lombard of $12.5, $6.1 and ($2.6) respectively, for the year ended December 31, 2006 (2005 – $3.7, $(45.1) and $2.4, respectively; 2004 – $5.5, $4.1 and nil, respectively) are included in interest and dividends – common stocks. Included in realized gains on investments – other are a dilution loss of $8.1 and a dilution gain of $15.8 related to changes in the company’s proportional ownership of OdysseyRe and Hub, respectively.

5.	Provision for Claims
The provisions for unpaid claims and adjustment expenses and for the third party reinsurers’ share thereof are estimates subject to variability, and the variability could be material in the near term. The variability arises because all events affecting the ultimate settlement of claims have not taken place and may not take place for some time. Variability can be caused by receipt of additional claim information, changes in judicial interpretation of contracts or liability, significant changes in severity or frequency of claims from historical trends, expansion of coverage to include unanticipated exposures, or a variety of other reasons. The estimates are principally based on the company’s historical experience. Methods of estimation have been used which the company believes produce reasonable results given current information.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Changes in claim liabilities recorded on the consolidated balance sheets as at December 31, 2006, 2005 and 2004 and their impact on unpaid claims and allocated loss adjustment expenses for these two years are as shown in the following table:

	2006	2005	2004
Unpaid claim liabilities – beginning of year – net	9,362.2	7,821.5	7,161.2
Foreign exchange effect of change in claim liabilities	78.2	16.8	168.4
Increase in estimated losses and expenses for losses occurring in prior years	285.1	558.3	265.2
Incurred loss occurring due to Swiss Re commutation	412.6	–	(3.9)
Provision for losses and expenses on claims occurring in the current year	3,126.9	3,784.5	3,224.7
Paid on claims occurring during:
the current year	(748.4)	(854.4)	(703.2)
prior years	(2,445.4)	(2,002.7)	(2,384.2)
Proceeds from the Swiss Re commutation	587.4	–	–
Unpaid claims liabilities of acquired companies at December 31	–	38.2	93.3

Unpaid claim liabilities – end of year – net	10,658.6	9,362.2	7,821.5
Unpaid claims liabilities at December 31, of Federated Life	–	–	26.2

Unpaid claims liabilities – end of year – net	10,658.6	9,362.2	7,847.7
Reinsurance gross-up	4,843.7	6,872.9	7,318.3

Unpaid claim liabilities – end of year – gross	15,502.3	16,235.1	15,166.0

The foreign exchange effect of change in claim liabilities results from the fluctuation of the value of the U.S. dollar in relation to primarily the Canadian dollar and European currencies. The commutation of the $1 billion Swiss Re corporate insurance cover resulted in an incurred loss of $412.6 and net proceeds of $587.4.
The basic assumptions made in establishing actuarial liabilities are best estimates of possible outcomes. The company uses tabular reserving for workers’ compensation liabilities that are considered fixed and determinable, and discounts such reserves using interest rates of 3.5% to 5.0% and standard mortality assumptions. Otherwise, the company presents its claims on an undiscounted basis.

6.	Significant Commutations
On July 27, 2006, Fairfax exercised its right to commute the Swiss Re corporate insurance cover, as it had determined that based on projected payout patterns and other financial considerations, the Swiss Re corporate insurance cover no longer provided it with a commercial or economic advantage. At the time of the commutation on August 3, 2006, Fairfax also terminated its $450 letter of credit facility effectively secured by the assets held in trust derived from the premiums on the Swiss Re corporate insurance cover and the accumulated interest thereon. By virtue of the commutation, the $587.4 of funds withheld in trust under the Swiss Re corporate insurance cover were paid to nSpire Re. nSpire Re has deployed approximately $450 of those funds to secure or settle $450 of its reinsurance obligations to other Fairfax subsidiaries previously secured by letters of credit issued under the former letter of credit facility. The accounting effect of the commutation was a non-cash pre-tax and after-tax charge of $412.6. The commutation resulted in a $1 billion decrease in the balance recoverable from reinsurers and a $587.4 decrease in funds withheld payable to reinsurers.

TIG’s commutation with Chubb Re in 2005 resulted in a $103.1 pre-tax charge to earnings. Net reserves were increased by the amount of reserves which were formerly reinsured and TIG’s cash increased by the $197.0 cash it received on the commutation.

7.	Reinsurance
The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries to a maximum amount on any one loss of $15.0 for OdysseyRe, $5.0 (excluding workers’ compensation) for Crum & Forster and $3.8 for Northbridge. Reinsurance is generally placed on an excess of loss basis in several layers. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policyholders.
The company has guidelines and a review process in place to assess the creditworthiness of the companies to which it cedes.
The company makes specific provisions against reinsurance recoverables from companies considered to be in financial difficulty. In addition, the company records a general allowance based upon analysis of historical recoveries, the level of allowance already in place and management’s judgment on future collectibility. The allocation of the allowance for loss is as follows:

	2006	2005
Specific	340.0	377.6
General	92.3	54.9

Total	432.3	432.5

To support gross reinsurance balances (excluding pools and associations), Fairfax has the benefit of letters of credit, trust funds or offsetting balances payable totaling $1,667.4 as follows:

•	for reinsurers rated A- or better, Fairfax has security of $1,284.9 against outstanding reinsurance recoverable of $4,604.4;

•	for reinsurers rated B++ or lower, Fairfax has security of $31.6 against outstanding reinsurance recoverable of $263.0; and

•	for unrated reinsurers, Fairfax has security of $350.9 against outstanding reinsurance recoverable of $945.2.
The company has an aggregate provision for uncollectible reinsurance of $423.2 relating to the exposure of reinsurers rated B++ or lower or which are unrated, leaving a net exposure after the consideration of security held of $402.5 (as compared to $619.4 in 2005).
During the year, the company ceded premiums earned of $747.2 (2005 – $860.1; 2004 – $862.7) and claims incurred of ($98.0), including ($412.6) from the Swiss Re commutation (2005 – $1,522.9; 2004 – $1,166.9). For the last three years, Fairfax had reinsurance bad debts of $46.5 for 2006, $51.1 for 2005 and $62.8 for 2004.

FAIRFAX FINANCIAL HOLDINGS LIMITED

8.	Long Term Debt
The long term debt at December 31 consists of the following balances:

	2006	2005
Fairfax unsecured senior notes at 7.375% due March 15, 2006(1)(2)	–	60.6
Fairfax €45.7 secured debt at 2.5% due February 27, 2007 (effectively a €33.6 debt at 8%)(5)	60.4	51.3
Fairfax unsecured senior notes at 6.875% due April 15, 2008(2)(3)	62.1	62.1
Fairfax unsecured senior notes at 7.75% due April 15, 2012(1)	464.2	466.4
Fairfax unsecured senior notes at 8.25% due October 1, 2015(3)	100.0	100.0
Fairfax unsecured senior notes at 7.375% due April 15, 2018(2)(3)(4)	184.2	184.2
Fairfax unsecured senior notes at 8.30% due April 15, 2026(1)(3)	91.8	97.6
Fairfax unsecured senior notes at 7.75% due July 15, 2037 (2)(3)	91.3	91.3
Fairfax 5% convertible senior debentures due July 15, 2023(1)(6)	135.4	137.4
Fairfax Inc. 3.15% exchangeable debenture due November 19, 2009(7)	–	101.0
Other debt – 6.15% secured loan due January 28, 2009	13.2	13.4

Long term debt – holding company borrowings	1,202.6	1,365.3

OdysseyRe unsecured senior non-callable notes at 7.49% due November 30, 2006(1)	–	40.0
OdysseyRe unsecured senior notes at 6.875% due May 1, 2015(2)(8)	125.0	125.0
OdysseyRe convertible senior debentures at 4.375% due June 22, 2022(1)(2)(9)	23.5	79.5
OdysseyRe unsecured senior notes at 7.65% due November 1, 2013(8)	225.0	225.0
OdysseyRe unsecured senior notes, Series A, floating rate due March 15, 2021(1)	50.0	–
OdysseyRe unsecured senior notes, Series B, floating rate due March 15, 2016(1)	50.0	–
OdysseyRe unsecured senior notes, Series C, floating rate due December 15, 2021(1)	40.0	–
Crum & Forster unsecured senior notes at 10.375% due June 15, 2013(11)	300.0	300.0
Cunningham Lindsey unsecured Series B debentures of Cdn$125 at 7.0% due June 16, 2008	107.4	107.0
Other long term debt of Cunningham Lindsey	0.3	0.3

	921.2	876.8

Less: Cunningham Lindsey debentures held by Fairfax	(8.1)	(7.5)

Long term debt – subsidiary company borrowings	913.1	869.3

	2,115.7	2,234.6

(1)	During 2006, the company or one its subsidiaries completed the following transactions with respect to its debt:

(a)	The company purchased $2.2 of its notes due in 2012 and $5.8 of its notes due in 2026 for cash consideration of $7.4 and repaid the outstanding $60.6 of its 7.375% notes which matured on March 15, 2006.
(b)	The company purchased for cancellation $5.0 principal amount of its convertible senior debentures due in 2023 for a cash payment of $4.3. This repurchase was recorded as a $3.6 and $1.5 reduction of long term debt and other paid in capital respectively.
(c)	The principal amount of $39.1 of OdysseyRe’s 4.375% senior debentures due 2022 was converted by the senior debenture holders into common stock of OdysseyRe. OdysseyRe also repurchased $16.9 principal amount of its 4.375% senior debentures due 2022 for cash payments aggregating $19.3. Refer also to (9) within this note.
(d)	OdysseyRe issued $100.0 of senior unsecured notes on February 22, 2006. The notes were sold in two tranches: $50.0 Series A due in 2021 and $50.0 Series B due in 2016. The Series A and Series B notes are callable by OdysseyRe in 2011 and 2009, respectively at their par value plus accrued and unpaid interest. The interest rate on each series of debentures is equal to three month LIBOR, which is calculated on a quarterly basis, plus 2.20%. OdysseyRe issued $40.0 of senior unsecured notes on November 28, 2006. The Series C notes are due in 2021 and are callable by OdysseyRe in 2011 at their par value plus accrued and unpaid interest. The interest rate is equal to three month LIBOR plus 2.5% and is reset after every payment date.
(e)	OdysseyRe repaid the outstanding $40.0 of its 7.49% notes which matured on November 30, 2006.

(2)	During 2005, the company or one of its subsidiaries completed the following transactions with respect to its debt:

(a)	The company purchased $7.0 of its notes due in 2006, $0.6 of its notes due in 2008, $6.0 of its notes due in 2018 and $14.2 of its notes due in 2037 and repaid the $27.3 of TIG senior notes which matured for cash payments of $50.7.
(b)	OdysseyRe issued $125.0 principal amount of 6.875% senior notes due in 2015.
(c)	OdysseyRe repurchased $30.4 principal amount of its 4.375% convertible senior debentures due 2022 for cash payments of $34.2.

(3)	During 2002, the company closed out the swaps for this debt and deferred the resulting gain which is amortized to earnings over the remaining term to maturity. The unamortized balance at December 31, 2006 is $39.3 (2005 – $44.6).
(4)	During 1998, the company swapped $125.0 of its debt due 2018 for Japanese yen denominated debt of the same maturity. The company pays fixed interest at 3.93% on ¥16.5 billion and receives a fixed rate interest at 9.2% on a notional amount of $125.0. Inception to date, this instrument has yielded income of $4.9 (2005 – $5.3), all of which has been settled except for $1.0 (2005 – $0.4) which is due from the counter party at year end.
(5)	Letters of credit pledged as security. Repaid subsequent to year end on February 7, 2007.
(6)	Each $1,000 principal amount of debentures is convertible under certain circumstances into 4.7057 subordinate voting shares ($212.51 per share). Prior to July 15, 2008, the company may redeem the debentures (effectively forcing conversion) if the share price exceeds $293.12 for 20 trading days in any 30-day trading period. The company may redeem the debentures at any time commencing July 15, 2008, and the debenture holders can put their debentures to the company for repayment on July 15, 2008, 2013 and 2018. The company has the option to repay the debentures in cash, subordinate voting shares or a combination thereof. These convertible debentures are recorded as components of debt and equity. The amount currently recorded as long term debt will accrete to the $188.5 face value of the debt over the remaining term to maturity ending in 2023.
(7)	During 2004, the company, through one if its subsidiaries, purchased its $78.0 principal amount of 3.15% exchangeable debentures due 2010 in a private transaction. As consideration, the subsidiary issued $101.0 principal amount of new 3.15% exchangeable debentures due 2009 which were collectively exchangeable at the option of the holders into an aggregate of 4,300,000 OdysseyRe common shares in August 2006 (with respect to $32.9 principal amount of new debentures) and November 2006 (with respect to $68.1 principal amount of new debentures). In June and August 2006, the company repurchased $32.9 of these exchangeable debentures for cash consideration of $43.4 and in November 2006, the holder of $68.1 principal amount of debentures exercised its right to receive 2.9 million OdysseyRe common shares which extinguished the remaining indebtedness under the exchangeable debentures.
(8)	Redeemable at OdysseyRe’s option at any time.
(9)	Redeemable at OdysseyRe’s option since June 2005. Each holder may, at its option, require OdysseyRe to repurchase all or a portion of this debt (for cash or OdysseyRe common shares, at OdysseyRe’s option) on June 22, 2007, 2009, 2012 and 2017. The debentures are convertible at

FAIRFAX FINANCIAL HOLDINGS LIMITED

the holder’s option, under certain circumstances, into OdysseyRe common shares in the ratio of 46.9925 OdysseyRe shares for every $1,000 principal amount of this debt ($21.28 per share). OdysseyRe is permitted to satisfy the obligation in stock or cash, or a combination thereof. The conversion circumstances have been satisfied and the notes are currently convertible.
(10)	In September 2005, OdysseyRe entered into a three-year $150.0 credit facility with a syndicate of lenders, of which $55 was used by issuing letters of credit. During 2006, Northbridge entered into a revolving demand credit facility with a Canadian chartered bank for up to Cdn$40.0. Subsidiaries of Cunningham Lindsey have demand lines of credit in the United Kingdom and Europe of £6.5 and €5.7, respectively of which $5.7 was drawn at year-end.
(11)	The notes are redeemable by Crum & Forster at any time on or after June 15, 2008 at specified redemption prices.
Interest expense on long term debt amounted to $203.4 (2005 – $191.8; 2004 – $170.5). Interest expense on Cunningham Lindsey’s total indebtedness amounted to $7.0 (2005 – $8.6; 2004 – $6.2).
Principal repayments are due as follows:

2007	60.4
2008	161.7
2009	13.2
2010	–
2011	–
Thereafter	1,880.4

9.	Trust Preferred Securities of Subsidiaries and Purchase Consideration Payable
TIG Holdings had issued 8.597% junior subordinated debentures to TIG Capital Trust (a statutory business trust subsidiary of TIG Holdings) which, in turn, has issued 8.597% mandatory redeemable capital securities, maturing in 2027. During 2006, the company acquired $34.5 (2005 – nil; 2004 – $27.4) of these trust preferred securities for cash payments of $29.2 (2005 – nil; 2004 – $27.4), with $17.9 and $52.4 outstanding at December 31, 2006 and 2005, respectively.
On December 16, 2002, the company acquired Xerox’s 72.5% economic interest in TRG, the holding company of International Insurance Company (“IIC”), in exchange for payments over the next 15 years of $424.4 ($203.9 at December 16, 2002 using a discount rate of 9.0% per annum), payable approximately $5.0 a quarter from 2003 to 2017 and approximately $128.2 on December 16, 2017. Upon this acquisition, Xerox’s non-voting shares were amended to make them mandatorily redeemable for the payments described above and to eliminate Xerox’s participation in the operations of IIC, and a direct contractual obligation was effectively created from the company to Xerox. On December 16, 2002, TIG merged with IIC. In addition to normal course repayments, during the year, the company repaid an additional $9.1 of its purchase consideration payable for cash payments of $10.7.

10.	Shareholders’ Equity
Capital Stock
Authorized capital
The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares carrying ten votes per share and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital
Issued capital includes both multiple and subordinate voting shares, Series A preferred shares and Series B preferred shares.
Series A preferred shares are floating (previously fixed/floating) rate cumulative redeemable (at the company’s option) preferred shares with an annual dividend rate based on the prime rate, but in any event not less than 5% per annum and with stated capital of Cdn$25 per share.
Series B preferred shares are fixed rate cumulative redeemable (at the company’s option) preferred shares with a dividend rate of 6.5% per annum until November 30, 2009 and thereafter at an annual rate based upon the yield of five year Government of Canada bonds, and stated capital of Cdn$25 per share.
Treasury shares
The company acquires its own subordinate voting shares on the open market to be used in its various senior share plans which are discussed more fully in note 13.
Capital transactions

(a)	Under the terms of normal course issuer bids approved by the Toronto Stock Exchange, during 2006 the company purchased and cancelled 67,800 (2005 – 49,800; 2004 – 215,200) subordinate voting shares for an aggregate cost of $7.7 (2005 – $7.4; 2004 – $31.5), of which $nil (2005 – $0.3; 2004 – $3.6) was charged to retained earnings.

(b)	On October 5, 2005, the company issued 1,843,318 subordinate voting shares at $162.75 per share for net proceeds after issue costs (net of tax) of $299.8.

(c)	On December 16, 2004, the company issued 2,406,741 subordinate voting shares at $124.65 per share for net proceeds after issue costs (net of tax) of $299.7.

(d)	During 2004, certain holders of the preferred shares elected to convert 5,000,000 of Series A preferred shares into Series B preferred shares on a one-for-one basis. At November 30, 2009 and every five years thereafter, the holders of the preferred shares – both Series A and B – have the right to convert to the other Series.

11.	Income Taxes
The company’s provision for (recovery of) income taxes is as follows:

	2006	2005	2004
Current	110.4	85.5	77.4
Future	375.2	(151.8)	77.5

	485.6	(66.3)	154.9

The provision for income taxes differs from the statutory tax rate as certain sources of income are exempt from tax or are taxed at rates other than the statutory rate. A reconciliation of

FAIRFAX FINANCIAL HOLDINGS LIMITED

income tax calculated at the statutory tax rate with the income tax provision at the effective tax rate in the financial statements is summarized in the following table:

	2006	2005	2004
Provision for (recovery of) income taxes at the statutory income tax rate	317.3	(168.5)	104.7
Non-taxable investment income	(8.0)	(20.2)	(19.7)
Non-taxable portion of OdysseyRe sale	(22.7)	–	–
Tax rate differential on losses incurred (income earned) outside Canada	98.3	74.9	25.8
Foreign exchange	(0.9)	0.6	20.1
Change in tax rate for future income taxes	13.4	–	–
(Recovery) relating to prior years reassessment	(42.2)	–	–
Unrecorded tax benefit of losses and movement in valuation allowance	91.2	47.6	16.4
Other including permanent differences	39.2	(0.7)	7.6

Provision for (recovery of) income taxes	485.6	(66.3)	154.9

Future income taxes of the company are as follows:

	2006	2005
Operating and capital losses	338.9	624.8
Claims discount	292.3	298.7
Unearned premium reserve	85.4	88.3
Deferred premium acquisition cost	(76.6)	(88.4)
Allowance for doubtful accounts	21.5	22.0
Investments and other	109.8	173.4

Future income taxes	771.3	1,118.8

The company has net loss carryforwards in the U.S. of approximately $118.7, all of which expire after 2018, in Canada of approximately $232.5 expiring from 2007 to 2015, in Ireland of $657.8 with no expiry date and in the U.K. of $329.0 with no expiry date.
Management reviews the valuation of the future income taxes on an ongoing basis and adjusts the valuation allowance, as necessary, to reflect its anticipated realization. As at December 31, 2006, management has recorded a valuation allowance against operating and capital losses of $231.9 (2005 – $120.3), of which $42.7 relates to losses of Cunningham Lindsey and $189.2 relates to losses incurred primarily in the U.K. and Ireland. Management expects that recorded future income taxes will be realized in the normal course of operations. There are no valuation allowances related to the Canadian and U.S. operating companies.
12.    Statutory Requirements
The retained earnings of the company are largely represented by retained earnings at the insurance and reinsurance subsidiaries. The company’s insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company’s share of dividends paid in 2006 by the subsidiaries which are eliminated on consolidation was $142.8 (2005 – $121.7). The company’s ability to receive funds from OdysseyRe and Northbridge is limited, as these are public companies with independent boards of directors who control dividend policies. At December 31, 2006, the company has access to $138.4 of dividend capacity at Crum & Forster.

13.    Contingencies and Commitments
SEC Subpoenas
On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any nontraditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any nontraditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s office.
The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to a restatement by OdysseyRe. That review also led to some changes in accounting for certain contracts at nSpire Re. Subsequently, during 2006, following an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re corporate insurance cover, the company also restated various of its previously reported consolidated financial statements and related disclosures. That restatement included a restatement of the accounting for certain reinsurance contracts that were commuted in 2004 to apply the deposit method of accounting rather than reinsurance accounting. All of the above noted items and related adjustments are reflected in the company’s comparative results. The company continues to respond to requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.
The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.
These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse. The

FAIRFAX FINANCIAL HOLDINGS LIMITED

financial cost to the company to address these matters has been and is likely to continue to be significant. The company expects that these matters will continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.
Lawsuits

(a)	During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. The court has scheduled the next conference for April 5, 2007, and pursuant to the scheduling stipulations, the defendants will file their answers or motions to dismiss the Amended Consolidated Complaint on or before May 10, 2007. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against the consolidated lawsuit and the company’s financial statements include no provision for loss.

(b)	On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants have removed this lawsuit to the District Court for the District of New Jersey, and Fairfax has filed a motion to remand the lawsuit to Superior Court, Morris County, New Jersey. The ultimate outcome of any litigation is uncertain.

Other
Subsidiaries of the company are defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company’s financial position.
In January 2006, Odyssey America received assets with a par value of $48.6 (£38.0) representing a permanent reduction and unconditional release of such amount, prior to the stated termination date, following the deposit by Advent of £38.0 in new funds at Lloyd’s. In September 2006, Odyssey America received assets with a par value of $10.7 (£7.5) representing a permanent reduction and unconditional release of such amount, prior to the stated termination date, following the deposit by Advent of such amount in new funds at Lloyd’s. Following these returns of assets, and as of December 31, 2006, Odyssey America continues to have a par value of $102.7 (£52.5) pledged to Lloyd’s in support of Advent and will continue to receive a fee for pledging these assets. The fair value of the pledged assets as of December 31, 2006 is $128.2 ( £65.5). The company believes that the financial resources of Advent provide adequate protection to support its liabilities in the ordinary course of business.
Included within subsidiary indebtedness is $62.5 (Cdn$72.8) (2005 – $62.3 (Cdn$72.8)) owed by a subsidiary of Cunningham Lindsey under an unsecured non-revolving term credit facility maturing March 31, 2008. Fairfax has a letter of support to Cunningham Lindsey with respect to the repayment of this credit facility.
The company under certain circumstances may be obligated to assume loans to officers and directors of the company and its subsidiaries from Canadian chartered banks totalling $8.5 (2005 – $9.5) for which 196,586 (2005 – 214,186) subordinate voting shares of the company with a year-end market value of $39.1 (2005 – $30.8) have been pledged as security by the borrowers.
The company also has restricted stock plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. At December 31, 2006, 257,942 (2005 – 245,858) subordinate voting shares had been purchased for the plans at a cost of $56.4 (2005 – $54.1). Shares for the above-mentioned plans are purchased on the open market. The costs of these plans are amortized to compensation expense over the vesting period. Amortization expense for the year for these plans amounted to $5.9 (2005 – $6.7; 2004 – $10.5).
14.    Pensions
The company’s subsidiaries have various pension and post retirement benefit plans for their employees. These plans are a combination of defined benefit plans which use various measurement dates between September 30, 2006 and December 31, 2006 and defined contribution plans. The investment policy for the defined benefit pension plans is to invest in highly rated, lower risk securities that preserve the investment asset value of the plans while seeking to maximize the return on those invested assets. The plans’ assets as of December 31, 2006 and 2005 are invested principally in highly rated fixed income securities. The long term rate of return assumption is based on the fixed income securities portfolio. The actual return on assets has historically been in line with the company’s assumptions of expected returns. The following tables set forth the funded status of the company’s benefit plans along with

FAIRFAX FINANCIAL HOLDINGS LIMITED

amounts recognized in the company’s consolidated financial statements for both pension plans and post retirement benefit plans as of December 31, 2006 and 2005.

	Defined Benefit		Post Retirement
	Pension Plans		Benefit Plans
	2006	2005	2006	2005
Accrued benefit obligation:
Balance – beginning of year	529.1	446.1	67.1	64.9
Current service cost	19.0	15.0	4.1	3.6
Interest cost	27.1	23.7	3.5	3.4
Actuarial (gains) losses	(12.3)	80.5	0.9	(0.3)
Benefits paid	(20.6)	(10.7)	(4.7)	(5.2)
Plan amendments	1.3	0.1	0.1	–
Curtailments	(1.4)	–	(2.1)	–
Foreign exchange (gain) loss	40.5	(25.6)	–	0.7

Balance – end of year	582.7	529.1	68.9	67.1

Fair value of plan assets:
Balance – beginning of year	410.6	387.1	–	–
Return on plan assets	30.6	41.6	–	–
Employer contributions	17.7	13.7	3.4	3.9
Employee contributions	1.8	1.8	1.3	1.3
Benefits paid	(20.6)	(10.7)	(4.7)	(5.2)
Foreign exchange gain (loss)	35.0	(22.9)	–	–

Balance – end of year	475.1	410.6	–	–

Funded status of plans – surplus (deficit)	(107.6)	(118.5)	(68.9)	(67.1)
Unamortized net actuarial loss	79.9	96.4	11.1	12.5
Unamortized past service costs	1.6	1.3	(1.9)	(7.9)
Unamortized transitional obligation	(8.5)	(9.5)	8.2	9.2

Accrued benefit asset (liability)	(34.6)	(30.3)	(51.5)	(53.3)

Plan assets consist of:
Fixed income securities	299.6	274.4	–	–
Equity securities	142.9	107.5	–	–
Real estate	27.6	20.4	–	–
Other	5.0	8.3	–	–

	475.1	410.6	–	–

The accumulated benefit obligation for the defined pension plans noted above is $516.3 and $456.2 at December 31, 2006 and December 31, 2005, respectively. Plans with accumulated benefit obligations in excess of the fair value of plan assets have deficits of $52.5 and $45.6 at December 31, 2006 and December 31, 2005, respectively.
Plans with accrued benefit obligations in excess of the fair value of plan assets are as follows:

	Defined Benefit		Post Retirement
	Pension Plans		Benefit Plans
	2006	2005	2006	2005
Accrued benefit obligation	(582.7)	(529.1)	(68.9)	(67.1)
Fair value of plan assets	475.1	410.6	–	–

	(107.6)	(118.5)	(68.9)	(67.1)

Elements of expense recognized in the year are as follows:

	Defined Benefit		Post Retirement
	Pension Plans		Benefit Plans
	2006	2005	2006	2005
Current service cost, net of employee contributions	17.2	13.2	2.8	2.3
Interest cost	27.1	23.7	3.5	3.4
Actual return on plan assets	(30.6)	(41.6)	–	–
Actuarial losses	(12.3)	80.5	0.9	(0.3)
Plan amendments	1.3	0.1	0.1	–
Curtailments	(1.4)	–	(2.1)	–

Elements of employee future benefits cost before adjustments to recognize the long term nature of these costs	1.3	75.9	5.2	5.4

Adjustments to recognize the long term nature of employee future benefits costs:
Difference between expected return and actual return on plan assets for year	6.3	18.8	–	–
Difference between actuarial (gain) loss recognized for the year and actuarial (gain) loss on accrued benefit obligation for year	15.7	(74.9)	1.4	1.9
Difference between amortization of past service costs for year and actuarial plan amendments for year	(0.3)	0.9	(5.9)	(1.1)
Amortization of the transitional obligation	(0.9)	(1.2)	1.1	1.1

	20.8	(56.4)	(3.4)	1.9

Defined benefit plans expense	22.1	19.5	1.8	7.3

The significant assumptions used are as follows (weighted average):

	Defined Benefit		Post Retirement
	Pension Plans		Benefit Plans
	2006	2005	2006	2005
Accrued benefit obligation as of December 31:
Discount rate	5.1%	5.1%	5.4%	5.3%
Rate of compensation increase	4.3%	4.4%	4.6%	4.0%
Benefit costs for year ended December 31:
Discount rate	4.9%	5.7%	5.3%	5.9%
Expected long term rate of return on plan assets	5.6%	6.1%	–	–
Rate of compensation increase	4.3%	4.5%	4.0%	4.0%
The total expense recognized for the companies’ defined contribution plans for the year was $21.0 (2005 – $18.5).

FAIRFAX FINANCIAL HOLDINGS LIMITED

15.    Operating Leases
Aggregate future minimum commitments at December 31, 2006 under operating leases relating to premises, automobiles and equipment for various terms up to ten years are as follows:

2007	77.6
2008	64.9
2009	49.9
2010	40.3
2011	33.9
Thereafter	117.9
16.    Earnings per Share
Earnings per share are calculated after providing for dividends on the Series A floating and the Series B fixed cumulative redeemable preferred shares.
The weighted average number of shares for 2006 was 17,762,742 (2005 – 16,448,995; 2004 – 13,827,874).
Diluted earnings per share calculations in 2006 include the impact of converting the convertible debentures into 895,848 common shares. The impact was anti-dilutive in 2005 and 2004.
17.    Acquisitions and Divestitures
Year ended December 31, 2006
On December 14, 2006, the company recorded a pre-tax realized gain of $69.7 on the sale of 10,165,000 common shares of its OdysseyRe subsidiary in an underwritten secondary offering at a price of $34.60 per share, generating net proceeds of $337.6. This transaction reduced the company’s ownership of OdysseyRe from 80.1% to 59.6% at December 31, 2006.
On February 7, 2006, subsidiaries of the company sold their remaining 3.8 million shares of Zenith National common stock at $50.38 per share for net proceeds of $193.8, resulting in a pre-tax realized gain of $137.3.
On January 5, 2006, Advent, through an underwritten secondary public offering, raised gross proceeds of $51.5 (£30.0) of equity at $0.34 (20 pence) per share with the company purchasing its pro rata share at a cost of $24.7 (£14.0). On December 12, 2006, Advent raised additional gross proceeds through an underwritten secondary public offering of $18.7 (£9.6) of equity at $0.51 (26 pence) per share with the company purchasing shares at a cost of approximately $4.0 (£2.0). This transaction reduced the company’s ownership of Advent from 46.8% to 44.5% at December 31, 2006.
Subsequent to year end, on February 26, 2007, the company announced that Hub International Limited had entered into an agreement pursuant to which Hub shares would be acquired for $40.00 per share in cash. Pursuant to an agreement entered into in connection with the transaction, it was agreed that the 10.3 million Hub shares held by the company would be voted in favour of the proposed acquisition. Upon completion, the company is expected to realize cash proceeds of approximately $413 and an estimated pre-tax gain on sale of approximately $220. The transaction is subject to Hub shareholder approval, Canadian court approval, other regulatory approvals in the United States and Canada and customary closing conditions. The transaction is expected to be completed during the second quarter of 2007.

Year ended December 31, 2005
On October 21, 2005, OdysseyRe issued 2.0 million 8.125% Series A preferred shares and 2.0 million floating rate Series B preferred shares for net proceeds of $97.5. The Series A and Series B preferred shares each have a liquidation preference of $25.00 per share. A subsidiary of the company subscribed for 530,000 Series A preferred shares and 70,000 Series B preferred shares. As at December 31, 2006, 276,401 of the Series A preferred shares had been sold at no gain or loss.
On October 6, 2005, OdysseyRe, through an underwritten public offering, raised net proceeds of $102.1 through the issuance of 4.1 million shares of common stock at an offering price of $24.96 per share. The company purchased 3.1 million of the shares issued, which decreased its percentage ownership of OdysseyRe from 80.4% to 80.1%. This share offering closed on October 12, 2005.
For each of the OdysseyRe transactions described above, the financing raised from unrelated parties has been recorded in non-controlling interests on the balance sheet.
On August 31, 2005, Cunningham Lindsey completed its rights offering, issuing a total of 7,791,712 subordinate voting shares at Cdn$4.25 per share for net proceeds, after offering expenses, of $27.1 (Cdn$32.2). The net proceeds of the offering were used to partially repay the Cdn$105.0 million of borrowings by a subsidiary of Cunningham Lindsey under an unsecured non-revolving term credit facility due March 31, 2006. The company exercised all rights issued to it, purchasing 7,154,628 subordinate voting shares at a cost of $25.6 (Cdn$30.4), which increased its percentage ownership of Cunningham Lindsey from 75.0% to 81.0%.
On August 2, 2005, subsidiaries of the company sold 2.0 million shares of Zenith National common stock at $66.00 per share. Net proceeds from the transaction were $132.0, resulting in a pre-tax realized gain of $86.1. On September 23, 2005, subsidiaries of the company sold an additional 157,524 shares of Zenith National common stock at $63.70 per share and $30.0 par value of debentures convertible into the common stock of Zenith National for net proceeds of $86.5, resulting in a pre-tax realized gain of $53.3. These two transactions reduced the company’s ownership of Zenith National from 24.4% to 10.3% at December 31, 2005.
On June 3, 2005, Advent, through an underwritten public offering, raised gross proceeds of $118.4 (£65.0): $72.9 (£40.0) of equity at $0.64 (35 pence) per share and $45.5 (£25.0) of debt. Concurrent with the equity issue, the shares were listed on the Alternative Investments Market of the London Stock Exchange. The company maintained its 46.8% interest in Advent by purchasing its pro rata share of this equity at a total cost of $34.1 (£18.7).
On December 29, 2004, the company agreed to acquire 100% of the issued and outstanding common shares of Compagnie de Réassurance d’Ile de France (“Corifrance”), a French reinsurance company, for $59.8 (€44.0) payable on April 7, 2005. As at January 11, 2005 (the date of acquisition), the fair value of assets and liabilities acquired was $122.2 (€89.9) and $62.4 (€45.9) respectively, resulting in no goodwill. In addition, the seller agreed to indemnify the company, up to the purchase price, for any adverse development on acquired net reserves.
Year ended December 31, 2004
On November 15, 2004, OdysseyRe acquired Overseas Partners U.S. Reinsurance Company, a reinsurance company domiciled in the state of Delaware, for $43.0. The fair value of assets and liabilities acquired was $237.8 and $194.8 respectively, resulting in no goodwill.
Subsidiaries of the company sold 3.1 million shares of common stock of Zenith National at $43 per share, in an underwritten public offering which closed on July 30, 2004, resulting in a pre-tax realized gain after expenses of $62.5 and net proceeds of $127.6.

FAIRFAX FINANCIAL HOLDINGS LIMITED

On May 18, 2004, the company recorded a pre-tax realized gain of $40.1 (Cdn$53.5) on the sale of 6.0 million common shares of its Northbridge subsidiary in an underwritten secondary offering at a price of Cdn$25.60 per share, generating net proceeds of $104.8 (Cdn$146.0) and reducing the company’s ownership of Northbridge from 71.0% to 59.2%.
On March 14, 2004, Cunningham Lindsey completed the sale of its U.S. third party claims administration business for a cash payment by Cunningham Lindsey of $22.0. The disposition of this business resulted in a charge to earnings of $13.4, consisting of a $3.6 loss on the sale of the business and other related accruals, including lease termination costs, of $9.8. This cost has been included in operating expenses.
18.    Segmented Information
The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and insurance claims management. The runoff business segment comprises nSpire Re (which fully reinsures the U.K. and international runoff operations, conducted primarily through RiverStone (UK)) and the U.S. runoff company formed on the merger of TIG and IIC combined with Old Lyme and Fairmont (Fairmont transferred to U.S. runoff effective January 1, 2006). The U.K. and international runoff operations have reinsured their reinsurance portfolios to nSpire Re to provide consolidated investment and liquidity management services, with the RiverStone Group retaining full responsibility for all other aspects of the business. Included in the runoff segment is Group Re which, through CRC (Bermuda) (Canadian business), Wentworth (international business) and nSpire Re (U.S. business), writes and retains insurance business written by other Fairfax subsidiaries. The company also provides claims adjusting, appraisal and loss management services.

	Canada			United States			International			Corporate and other			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004

Revenue
Net premiums earned
Insurance – Canada	950.0	891.0	835.7	61.5	57.4	76.9	14.3	10.8	26.4	–	–	–	1,025.8	959.2	939.0
– U.S.	–	–	–	1,114.0	1,053.1	1,027.6	–	–	–	–	–	–	1,114.0	1,053.1	1,027.6
– Asia	–	–	–	–	–	–	67.3	68.2	57.8	–	–	–	67.3	68.2	57.8
Reinsurance	37.7	50.9	46.2	1,323.2	1,324.6	1,384.0	864.9	900.4	893.0	–	–	–	2,225.8	2,275.9	2,323.2
Runoff and Group Re	235.9	221.4	154.9	171.6	68.7	277.4	10.2	46.0	24.4	–	–	–	417.7	336.1	456.7

	1,223.6	1,163.3	1,036.8	2,670.3	2,503.8	2,765.9	956.7	1,025.4	1,001.6	–	–	–	4,850.6	4,692.5	4,804.3

Interest and dividends													746.5	466.1	375.7
Realized gains													835.3	385.7	313.6
Claims fees													371.3	356.2	336.1

													6,803.7	5,900.5	5,829.7

Allocation of revenue	25.2%	24.8%	21.6%	55.1%	53.3%	57.6%	19.7%	21.9%	20.8%
Earnings (loss) before income taxes
Underwriting results
Insurance – Canada	122.1	125.9	105.9	(7.3)	(45.3)	9.2	(94.3)	(12.4)	0.4	–	–	–	20.5	68.2	115.5
– U.S.	–	–	–	86.2	(9.1)	(55.0)	–	–	–	–	–	–	86.2	(9.1)	(55.0)
– Asia	–	–	–	–	–	–	14.5	4.8	4.7	–	–	–	14.5	4.8	4.7
Reinsurance	6.6	1.6	3.7	(70.9)	(396.6)	(16.5)	141.3	(2.8)	82.4	–	–	–	77.0	(397.8)	69.6

	128.7	127.5	109.6	8.0	(451.0)	(62.3)	61.5	(10.4)	87.5	–	–	–	198.2	(333.9)	134.8
Interest and dividends	104.5	67.4	61.2	394.3	228.5	217.3	60.2	49.5	22.9	–	–	–	559.0	345.4	301.4

Operating income	233.2	194.9	170.8	402.3	(222.5)	155.0	121.7	39.1	110.4	–	–	–	757.2	11.5	436.2
Realized gains (losses)	115.4	106.4	34.7	603.1	217.8	141.2	54.5	(2.2)	7.3	(89.3)	2.1	(12.1)	683.7	324.1	171.1

	348.6	301.3	205.5	1,005.4	(4.7)	296.2	176.2	36.9	117.7	(89.3)	2.1	(12.1)	1,440.9	335.6	607.3
Runoff and Group Re	23.4	41.5	11.6	(276.4)	(435.2)	(28.2)	(68.8)	(224.7)	(53.4)	–	–	–	(321.8)	(618.4)	(70.0)
Claims adjusting	(11.5)	(18.4)	(16.4)	1.6	(0.7)	(18.4)	12.3	28.4	22.6	–	–	–	2.4	9.3	(12.2)
Interest expense	–	–	–	(70.5)	(62.9)	(58.8)	–	–	–	(125.2)	(121.7)	(104.6)	(195.7)	(184.6)	(163.4)
Corporate and other	(10.0)	(14.6)	(8.3)	(26.9)	(27.5)	(20.8)	(3.4)	(2.4)	(2.8)	(6.9)	36.1	(42.2)	(47.2)	(8.4)	(74.1)

	350.5	309.8	192.4	633.2	(531.0)	170.0	116.3	(161.8)	84.1	(221.4)	(83.5)	(158.9)	878.6	(466.5)	287.6

Identifiable assets
Insurance	3,673.8	3,380.7	2,683.1	6,324.9	6,718.3	6,567.4	548.9	320.9	326.3	–	–	–	10,547.6	10,419.9	9,576.8
Reinsurance	191.8	145.3	169.7	6,736.8	6,593.1	5,399.9	1,711.4	1,321.7	1,457.2	–	–	–	8,640.0	8,060.1	7,026.8
Runoff and Group Re	481.3	463.4	464.9	4,469.3	4,785.8	5,078.8	1,045.6	2,678.2	2,979.5	–	–	–	5,996.2	7,927.4	8,523.2
Claims adjusting	19.4	37.7	43.4	45.6	36.0	33.3	306.4	253.9	282.3	–	–	–	371.4	327.6	359.0
Corporate	–	–	–	–	–	–	–	–	–	1,021.3	807.0	785.4	1,021.3	807.0	785.4

	4,366.3	4,027.1	3,361.1	17,576.6	18,133.2	17,079.4	3,612.3	4,574.7	5,045.3	1,021.3	807.0	785.4	26,576.5	27,542.0	26,271.2

	16.4%	14.6%	12.8%	66.1%	65.9%	65.0%	13.6%	16.6%	19.2%	3.9%	2.9%	3.0%
Amortization	7.2	7.4	11.1	11.4	14.0	16.6	6.3	4.8	13.0	–	–	–	24.9	26.2	40.7

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest and dividend income for the Canadian Insurance, U.S. Insurance, Asian Insurance and Reinsurance segments is $100.8, $156.5, $3.3 and $298.4, respectively (2005 – $65.7, $105.0, $7.5 and $167.2) (2004 – $60.9, $81.3, $2.9 and $156.3). Included in interest and dividend income for Canadian Insurance, U.S. Insurance, Asian Insurance and Reinsurance segments are equity earnings (losses) of $6.1, $0.1, ($2.6) and $7.2, respectively (2005 – $1.7, ($16.8), $2.4 and ($12.6) (2004 – $2.5, $1.5, nil and $4.1).
Realized gains for the Canadian Insurance, U.S. Insurance, Asian Insurance and Reinsurance segments are $115.1, $271.4, $14.2 and $358.9, respectively (2005 – $104.0, $113.9, $1.0 and $103.2) (2004 – $22.6, $85.5, nil and $75.1).
Interest expense for the Canadian Insurance, U.S. Insurance, Asian Insurance and Reinsurance segments is nil, $33.0, nil and $37.5, respectively (2005 – nil, $32.9, nil and $30.0) (2004 – nil, $33.2, nil and $25.6).
Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.
Corporate and other includes the company’s interest expense and corporate overhead. Corporate assets include cash and short term investments and miscellaneous other assets in the holding company.

19.	Fair Value
Information on the fair values of financial instruments of the company, including where those values differ from their carrying values in the financial statements at December 31, 2006, include:

	Note	Carrying	Estimated
	Reference	Value	Fair Value
Marketable securities at holding company	3	227.2	243.4
Portfolio investments	4	16,835.6	17,146.2
Securities sold but not yet purchased	4	783.3	783.3
Long term debt	8	2,115.7	2,146.3
Trust preferred securities of subsidiaries	9	17.9	15.8
Purchase consideration payable	9	179.2	179.2
The amounts above do not include the fair value of underlying lines of business. While fair value amounts are designed to represent estimates of the amounts at which instruments could be exchanged in current transactions between willing parties, certain of the company’s financial instruments lack an available trading market. Therefore, these instruments have been valued on a going concern basis. Fair value information on the provision for claims and reinsurance recoverables are not determinable.
These fair values have not been reflected in the financial statements.

20.	US GAAP Reconciliation
The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP which are different in some respects from those applicable in the United States, as described below.

Consolidated Statements of Earnings GAAP differences
The effect of the significant differences between consolidated net earnings under Canadian GAAP and consolidated net earnings under US GAAP are as follows:

(a)	Under Canadian GAAP, recoveries on certain stop loss reinsurance treaties (including the former Swiss Re corporate insurance cover) protecting Fairfax, Crum & Forster and TIG are recorded at the same time as the claims incurred are ceded. Under US GAAP, these recoveries, which are considered to be retroactive reinsurance, are recorded up to the amount of the premium paid with the excess of the ceded liabilities over the premium paid recorded as a deferred gain. The deferred gain is amortized to income over the estimated settlement period over which the company expects to receive the recoveries and is recorded in accounts payable and accrued liabilities. The Swiss Re corporate insurance cover was commuted as described in note 6 in July 2006. The loss of $412.6 recorded under Canadian GAAP has been reversed and the related deferred gain of $429.9 at that date under US GAAP was eliminated. The pre-tax US GAAP gain related to the commutation of the Swiss Re corporate insurance cover was $17.3. During 2005, the Canadian GAAP loss on commutation of the Chubb Re treaty was eliminated for $88.7. At December 31, 2006, the deferred gain included in accounts payable and accrued liabilities was $168.0 (2005 – $633.8).

(b)	Other than temporary declines are recorded in earnings. Declines in fair values are generally presumed to be other than temporary if they have persisted over a period of time and factors indicate that recovery is uncertain. Under Canadian GAAP, other than temporary declines in the value of investment securities to fair value are recorded in earnings. Under US GAAP, securities are written down to quoted market value when an other than temporary decline occurs. Any differences in the amounts recorded between Canadian and US GAAP are reversed when the related securities are sold.

(c)	Under Canadian GAAP, convertible bond securities and other fixed income securities with embedded derivatives which are held as investments are carried at amortized cost. Under US GAAP, changes in the fair value attributable to the embedded option in a convertible bond or other security is recognized in earnings through realized gains or losses on investments with the host instrument accounting being recorded as described in (i) below.

(d)	Included in other differences are cost basis adjustments of $10.3 recognized in connection with the OdysseyRe secondary offering which would reduce the realized gain on the OdysseyRe secondary offering from $69.7 under Canadian GAAP to $59.4 under US GAAP.

(e)	For defined benefit plans, US GAAP requires that an unfunded accumulated benefit obligation be recorded as additional minimum liability and the excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost be recorded in other comprehensive income. The actuarial valuation of the accumulated benefit obligation is based on current and past compensation levels and service rendered to date.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following shows the net earnings in accordance with US GAAP:

	2006	2005	2004
Net earnings (loss), Canadian GAAP	227.5	(446.6)	53.1
Recoveries on retroactive reinsurance (a)	465.8	169.8	(15.1)
Other than temporary declines (b)	7.9	21.7	28.1
Embedded bond investment derivatives (c)	(3.1)	4.9	12.6
Other differences (d)	(6.5)	(2.0)	(14.5)
Tax effect	(37.2)	(61.2)	12.6

Net earnings (loss), US GAAP	654.4	(313.4)	76.8

Unrealized net appreciation (depreciation) of investments	(221.9)	2.4	75.5
Change in currency translation account	31.9	6.4	70.7
Minimum pension liability (e)	(5.2)	(10.9)	1.4

Other comprehensive income (loss)	(195.2)	(2.1)	147.6

Comprehensive income (loss), US GAAP	459.2	(315.5)	224.4

Net earnings (loss) per share, US GAAP	$36.20	$(19.65)	$4.82

Net earnings (loss) per diluted share, US GAAP	$34.73	$(19.65)	$4.82

Consolidated Balance Sheets

(i)	In Canada, portfolio investments are carried at cost or amortized cost with a provision for declines in value which are considered to be other than temporary. Strategic investments include Hub, ICICI Lombard and Advent which are equity accounted for and Zenith National which was carried at cost. In the U.S., portfolio investments and strategic investments (excluding equity accounted investments) are classified as available for sale and recorded at their fair value based on quoted market prices with unrealized gains and losses, net of taxes, included in other comprehensive income through shareholders’ equity.

(ii)	As described in footnote (6) in note 8, under Canadian GAAP the value of the conversion option of the company’s 5% convertible senior debentures is included in Other paid in capital. Under US GAAP the full principal amount of the debentures is included in debt.

(iii)	Foreign exchange losses realized on foreign exchange contracts that hedged the 1999 acquisition funding for TIG were recorded as goodwill for Canadian GAAP. These foreign exchange contracts are not considered a hedge for purposes of US GAAP and as a result, the goodwill recognized under Canadian GAAP has been reclassified as a charge to opening retained earnings for US GAAP.

(iv)	Under US GAAP, FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“SFAS 158”), the company recognizes a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on its balance sheet with an offsetting adjustment to accumulated other comprehensive income in shareholders’ equity. Beginning January 1, 2008, the company will adopt the SFAS 158 requirement to measure the funded status of all benefit plans as of the date of its year-end balance sheet.

The following table summarizes the incremental effect of applying FASB Statement No. 158 on individual line items in the consolidated US GAAP balance sheet:

	Before Application of		After Application of
	Statement 158	Adjustments	Statement 158
Accounts payable and accrued liabilities	1,277.6	72.3	1,349.9
Future income taxes	789.2	22.4	811.6
Total liabilities	22,487.0	72.3	22,559.3
Accumulated other comprehensive income	48.2	(49.9)	(1.7)
Shareholders’ equity	2,794.5	(49.9)	2,744.6
Amounts recognized in accumulated other comprehensive income relating to defined benefit pension and other post retirement benefit plans consist of:

2006
Net actuarial loss	(91.0)
Transitional obligation	0.3
Past service costs	0.3
Reversal of additional minimum pension liability	18.1

Total	(72.3)

Recent Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB No. 109 (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax positions. The interpretation is effective for fiscal years beginning after December 15, 2006. The company expects no material adjustments as a result of adopting FIN 48 on its results of operations and financial position.
In February 2006, FASB issued SFAS 155, Accounting for Certain Hybrid Instruments an Amendment of SFAS 133 and 140 which allows companies to elect to measure certain hybrid financial instruments at fair value in their entirety, with any changes in fair value recognized in earnings. The fair value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The new rules will be adopted prospectively on January 1, 2007 and the company will elect to adopt fair value measurement for all applicable existing and new instruments. The effect of adopting SFAS 155 together with the impact of adopting new Canadian GAAP pronouncements with respect to the fair value option, as described in note 2, is a net of tax adjustment to decrease opening cumulative reduction in net earnings under US GAAP by $11.3 with an offsetting increase in opening accumulated other comprehensive income.
In September 2006, FASB issued SFAS 157 Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. SFAS 157 becomes effective for fiscal years beginning after November 15, 2007. The company plans to adopt SFAS 157 on

FAIRFAX FINANCIAL HOLDINGS LIMITED

January 1, 2008. The company is currently evaluating the effects of SFAS 157 but does not expect its implementation to have a material impact on its consolidated financial position and results of operations.
The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	2006	2005
Assets
Marketable securities	243.4	287.1
Portfolio investments
Subsidiary cash and short term investments	4,602.7	3,788.9
Bonds	8,622.6	7,766.5
Preferred stocks	19.6	16.6
Common stocks	2,317.0	2,514.5
Strategic investments	350.6	364.0
Investments (including subsidiary cash and short term investments) pledged for securities sold but not yet purchased	1,018.1	1,009.3

Total portfolio investments	16,930.6	15,459.8
Future income taxes	811.6	1,051.4
Goodwill	268.8	268.3
All other assets	8,521.6	10,922.9

Total assets	26,776.0	27,989.5

Liabilities
Accounts payable and accrued liabilities	1,349.9	1,818.1
Securities sold but not yet purchased	783.3	702.9
Long term debt – holding company borrowings	1,255.7	1,424.7
Long term debt – subsidiary company borrowings	913.1	869.3
All other liabilities	18,257.3	19,852.1

Total liabilities	22,559.3	24,667.1

Mandatorily redeemable shares of TRG	179.2	192.1
Non-controlling interests	1,292.9	749.8

	1,472.1	941.9

Shareholders’ Equity	2,744.6	2,380.5

	26,776.0	27,989.5

The difference in consolidated shareholders’ equity is as follows:

	2006	2005	2004
Shareholders’ equity based on Canadian GAAP	2,856.9	2,644.2	2,801.7
Accumulated other comprehensive income (excluding currency translation account)	(1.7)	275.3	283.8
Reduction of other paid in capital	(57.9)	(59.4)	(59.4)
Cumulative reduction in net earnings under US GAAP	(52.7)	(479.6)	(612.8)

Shareholders’ equity based on US GAAP	2,744.6	2,380.5	2,413.3

Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”, requires the company to disclose items of other comprehensive income in a financial statement and to disclose accumulated balances of other comprehensive income in the equity section of financial statements. A new Canadian GAAP standard will require this presentation to be adopted in 2007 (see Future accounting changes in note 2). Other comprehensive income includes (besides the currency translation account, which is disclosed under Canadian GAAP) unrealized gains and losses on investments and other items, as follows:

	2006	2005	2004
Unrealized gain on investments available for sale	99.1	447.0	436.5
Minimum pension liability	(18.1)	(17.6)	(2.0)
Adjustment to initially apply FASB Statement No. 158	(72.3)	–	–
Related deferred income taxes	(10.4)	(154.1)	(150.7)

	(1.7)	275.3	283.8

Disclosure of Interest and Income Taxes Paid
The aggregate amount of interest paid for the years ended December 31, 2006, 2005 and 2004 was $214.6, $198.4 and $175.1, respectively. The aggregate amount of income taxes paid for the years ended December 31, 2006, 2005 and 2004 was $117.6, $102.4 and $132.6, respectively.
Statement of Cash Flows
There are no significant differences on the statement of cash flows under US GAAP as compared to Canadian GAAP.
21.    Comparative Figures
Certain prior year comparative figures have been reclassified to be consistent with the current year’s presentation.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Discussion and Analysis of Financial Condition and Results of Operations (as of March 9, 2007 except as otherwise indicated)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes: (1)	Readers of the Management’s Discussion and Analysis of Financial Condition and Results of Operations should review the entire Annual Report for additional commentary and information. Additional information relating to the company, including its annual information form, can be found on SEDAR at www.sedar.com, which can also be accessed from the company’s website www.fairfax.ca.

(2)	Management analyzes and assesses the underlying insurance, reinsurance and runoff and other operations and the financial position of the consolidated group in various ways. Certain of these measures provided in this Annual Report, which have been used historically and disclosed regularly in Fairfax’s Annual Reports and interim financial reporting, are non-GAAP measures; these measures include tables showing the company’s sources of net earnings with Cunningham Lindsey equity accounted. Where non-GAAP measures are provided, descriptions are clearly provided in the commentary as to the nature of the adjustments made.

(3)	The combined ratio – which may be calculated differently by different companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses as a percentage of net premiums earned) – is the traditional measure of underwriting results of property and casualty companies, but is regarded as a non-GAAP measure.

(4)	References to other documents or certain websites do not constitute incorporation for reference in this MD&A of all or any portion of those documents or websites.

(5)	References in this MD&A to Fairfax’s insurance and reinsurance operations do not include Fairfax’s Runoff and Other operations.
Restatement of Consolidated Financial Statements
As disclosed in note 2 to the consolidated financial statements, in 2006 the company restated its previously reported consolidated financial statements as at and for the years ended December 31, 2001 through 2005 and all related disclosures. The restatements of the company’s consolidated financial statements followed an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re corporate insurance cover and the 2006 third quarter review and that identified an overstatement of the consolidated net assets of the company as at December 31, 2005 and 2004 and errors in accounting in the periodic consolidated earnings statements. The effects of the restatements are reflected in the company’s consolidated financial statements and accompanying notes included herein. Accordingly, where appropriate, the effects of the restatements, including the correction of all errors, are reflected in this MD&A.
In connection with the restatements, the company’s management identified four material weaknesses in its internal control over financial reporting which management concluded existed at December 31, 2005. As a result of its assessment of the effectiveness of internal control over financial reporting, the company’s management determined that as of December 31, 2006, two material weaknesses, relating to investment accounting in accordance with US GAAP and accounting for income taxes, had been remediated, and two material weaknesses, relating to a sufficient complement of accounting personnel and lines of communication within the organization and head office consolidation controls, had not been remediated. See Management’s Report on Internal Control Over Financial Reporting.
Sources of Revenue
Revenues reflected in the consolidated financial statements for the past three years are shown in the table that follows (claims fees are earned by Cunningham Lindsey).

	2006	2005	2004
Net premiums earned
Insurance – Canada (Northbridge)	1,025.8	959.2	939.0
Insurance – U.S. (Crum & Forster)	1,114.0	1,053.1	1,027.6
Insurance – Asia (Fairfax Asia)	67.3	68.2	57.8
Reinsurance (OdysseyRe)	2,225.8	2,275.9	2,323.2
Runoff and Other	417.7	336.1	456.7

	4,850.6	4,692.5	4,804.3
Interest and dividends	746.5	466.1	375.7
Realized gains	835.3	385.7	313.6
Claims fees	371.3	356.2	336.1

	6,803.7	5,900.5	5,829.7

Revenue in 2006 increased to $6,803.7 from $5,900.5 in 2005, principally as a result of increases in investment income and net premiums earned. Total investment income, including interest and dividends and net realized gains, increased to $1,581.8 in 2006 from $851.8 in 2005, an increase of 85.7% (excluding the $69.7 gain on the OdysseyRe secondary offering in 2006, the increase was 77.5%). During 2006, net premiums written by Northbridge, Crum & Forster and Fairfax Asia increased 3.4%, 16.6% and 30.1% respectively from 2005 while net premiums written by OdysseyRe declined by 6.2%. Consolidated net premiums written in 2006 increased by 1.5% to $4,763.7 from $4,694.6 in 2005. Net premiums earned from the insurance and reinsurance operations increased by 1.8% to $4,432.9 in 2006 from $4,356.4 in 2005. Increased net premiums earned by Runoff and Other in 2006 reflected the impact of the unearned premiums acquired upon the transfer of the Fairmont legal entities to U.S. runoff effective January 1, 2006.
Claims fees for 2006 increased by 4.2% over 2005, denominated in U.S. dollars. Claims fees revenues denominated in their respective local currencies increased in 2006 compared to 2005 in the U.K., the U.S. and Canada and declined modestly in the European and International divisions.
As presented in note 18 to the consolidated financial statements, on a geographic basis, United States, Canadian, and International operations accounted for 55.1%, 25.2% and 19.7%, respectively, of net premiums earned in 2006 compared with 53.3%, 24.8% and 21.9%, respectively, in 2005.
Net premiums earned for 2006 compared with 2005 in the respective geographic areas changed significantly. The assumption of the Fairmont business by Crum & Forster on January 1, 2006 and the resulting transfer of the Fairmont legal entities to U.S. runoff partially offset the premium growth at Crum & Forster and increased earned premium in the Runoff and Other segment. The growth in Canadian net premiums earned from $1,163.3 in 2005 to $1,223.6 in 2006 was due primarily to the strengthening of the Canadian dollar against the U.S. dollar. The decline in net Reinsurance premiums earned primarily reflects decreased premiums generated by OdysseyRe’s reinsurance operations in Europe and Asia.
Net premiums earned for 2005 compared with 2004 in the various geographic areas also changed significantly. The growth in Canadian net premiums earned from $1,036.8 in 2004 to

FAIRFAX FINANCIAL HOLDINGS LIMITED

$1,163.3 in 2005 was due primarily to the strengthening of the Canadian dollar against the U.S. dollar in respect of the Northbridge premiums and to increased Canadian-based business in Group Re. The decrease in U.S. net premiums earned by Runoff and Other from $277.4 in 2004 to $68.7 in 2005 was due primarily to a reduction of earned premiums in U.S. runoff and less third party reinsurance business in Group Re. The increase in International net premiums earned by Runoff and Other from $24.4 in 2004 to $46.0 in 2005 was due primarily to the acquisition of Compagnie de Réassurance d’Ile de France by the Runoff group.
Net Earnings
Combined ratios and sources of net earnings (with Cunningham Lindsey equity accounted) for the most recent three years are presented in the table that follows and commentary on combined ratios and on operating income by segment is provided in the section entitled Underwriting and Operating Income.
The following table presents the combined ratios and underwriting and operating results for each of the company’s insurance and reinsurance operations and, as applicable, for its Runoff and Other operations, as well as the earnings contributions from its claims adjusting, appraisal and loss management services (Cunningham Lindsey). In that table, interest and dividends and realized gains on the consolidated statements of earnings are broken out so that those items are shown separately as they relate to the insurance and reinsurance operating results, and are comprised in Runoff and Other as they relate to that segment.

	2006	2005	2004
Combined ratios (1)(2)
Insurance – Canada (Northbridge)	98.0%	92.9%	87.7%
– U.S. (Crum & Forster)	92.3%	100.9%	105.4%
– Asia (Fairfax Asia)	78.4%	93.0%	91.9%
Reinsurance (OdysseyRe)	96.5%	117.5%	97.0%

Consolidated	95.5%	107.7%	96.9%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	20.5	68.2	115.5
– U.S. (Crum & Forster)	86.2	(9.1)	(55.0)
– Asia (Fairfax Asia)	14.5	4.8	4.7
Reinsurance (OdysseyRe)	77.0	(397.8)	69.6

Underwriting income (loss)	198.2	(333.9)	134.8
Interest and dividends	559.0	345.4	301.4

Operating income	757.2	11.5	436.2
Realized gains	683.7	324.1	171.1
Runoff and Other	(321.8)	(618.4)	(70.0)
Claims adjusting (Fairfax portion)	–	5.4	(15.4)
Interest expense	(195.7)	(184.6)	(163.4)
Corporate overhead and other	(47.2)	(8.4)	(74.1)

Pre-tax income (loss)	876.2	(470.4)	284.4
Income taxes	(483.2)	68.9	(146.5)
Non-controlling interests	(165.5)	(45.1)	(84.8)

Net earnings (loss)	227.5	(446.6)	53.1

(1)	The 2005 combined ratios include 7.9 combined ratio points for Canadian insurance, 8.9 combined ratio points for U.S. insurance, 19.2 combined ratio points for reinsurance and 14.0 consolidated combined ratio points arising from the 2005 hurricane losses.

(2)	The 2004 combined ratios include 2.9 combined ratio points for Canadian insurance, 9.4 combined ratio points for U.S. insurance, 4.2 combined ratio points for reinsurance and 5.1 consolidated combined ratio points arising from the 2004 hurricane losses.
In 2006, the company’s insurance and reinsurance operations generated underwriting profit of $198.2 and a combined ratio of 95.5%. In 2005, the company’s insurance and reinsurance operations incurred an underwriting loss of $333.9, reflecting the impact of $609.9 of net losses from Hurricanes Katrina, Rita and Wilma (“the 2005 hurricanes”), and produced a combined ratio of 107.7%. Prior to giving effect to the 2005 hurricane losses, those operations would have generated an underwriting profit of $276.0 and a combined ratio of 93.7%. In 2004, the company’s insurance and reinsurance operations achieved a net underwriting profit of $134.8 (an underwriting profit of $356.9 prior to giving effect to the losses during the third quarter of 2004 from Hurricanes Charley, Frances, Ivan and Jeanne (“the 2004 hurricanes”)) and a combined ratio of 96.9% (91.8% prior to giving effect to the 2004 hurricane losses).
The 2006 pre-tax loss of $321.8 for Runoff and Other included a $412.6 non-cash pre-tax and after-tax loss on the commutation of the SwissRe corporate insurance cover and a $111.6 pre-tax gain on OdysseyRe common shares sold by runoff companies to facilitate the company’s OdysseyRe secondary offering. Runoff and Other’s 2005 pre-tax loss of $618.4 included significant charges related to strengthening of prior periods’ reserves, losses on reinsurance commutations and settlements of reinsurance disputes, and losses arising from the 2005 hurricanes. The 2004 pre-tax loss of $70.0 included charges related to strengthening of prior years’ reserves as well as significant gains realized on sales of Zenith National shares and Northbridge common shares sold to facilitate the company’s Northbridge secondary offering, as discussed in the Runoff and Other section.
Net earnings for 2006 of $227.5 ($11.92 per diluted share) reflected improved underwriting profit and significantly increased investment income compared to 2005. The net loss in 2005 of $446.6 ($27.75 per diluted share) included significant catastrophe losses and runoff charges and featured lower investment income by comparison. Prior to the impact of $715.5 of consolidated losses resulting from the 2005 hurricanes and $420.5 of charges resulting from actions taken in runoff, earnings from operations before income taxes in 2005 would have been $669.5, compared to $540.3 in 2004 prior to giving effect to $252.7 in losses resulting from the 2004 hurricanes.
Of the $1,111.6 of consolidated operating expenses in 2006 ($1,059.7 in 2005), $757.9 ($726.4 in 2005) related to insurance, reinsurance, Runoff and Other operations and to corporate overhead, while the balance of $353.7 ($333.3 in 2005) related to Cunningham Lindsey.
Cash flow from operations for the year ended December 31, 2006 amounted to $189.4 for Northbridge ($346.0 in 2005), $89.4 for Crum & Forster ($9.1 in 2005) and $745.2 for OdysseyRe ($397.3 in 2005). Decreased operating cash flows at Northbridge primarily reflected the general decline in Northbridge’s business activity (gross premiums written and net premiums written declined in 2006 relative to 2005 by 2.7% and 3.4% respectively in Canadian dollar terms). Increased operating cash flows at Crum & Forster reflected general business expansion driven by the assumption of Fairmont business, partially offset by higher payments of income taxes. Increased operating cash flows at OdysseyRe reflected increased operating income, collections of reinsurance recoverable and income taxes receivable offset somewhat by decreases in funds withheld under reinsurance contracts and reinsurance balances payable.
The above sources of net earnings (with Cunningham Lindsey equity accounted) presented by business segment were as set out in the tables below for the years ended December 31, 2006, 2005 and 2004. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and

FAIRFAX FINANCIAL HOLDINGS LIMITED

Group Re. The intercompany adjustment for realized gains eliminates gains or losses on purchase and sale transactions within the group.
Year ended December 31, 2006

		U.S.	Fairfax		Ongoing	Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Operations	Other	Intercompany	Other	Consolidated
Gross premiums written	1,609.9	1,351.6	134.8	2,335.7	5,432.0	486.8	(458.2)	–	5,460.6

Net premiums written	1,012.3	1,196.5	60.5	2,160.9	4,430.2	333.5	–	–	4,763.7

Net premiums earned	1,025.8	1,114.0	67.3	2,225.8	4,432.9	417.7	–	–	4,850.6

Underwriting profit	20.5	86.2	14.5	77.0	198.2	–	–	–	198.2
Interest and dividends	100.8	156.5	3.3	298.4	559.0	–	–	–	559.0

Operating income before:	121.3	242.7	17.8	375.4	757.2	–	–	–	757.2
Realized gains	115.1	271.4	14.2	358.9	759.6	151.6	(111.9)	36.0	835.3
Runoff and Other operating loss	–	–	–	–	–	(473.4)	–	–	(473.4)
Claims adjusting	–	–	–	–	–	–	–	–	–
Interest expense	–	(33.0)	–	(37.5)	(70.5)	–	–	(125.2)	(195.7)
Corporate overhead and other	(9.8)	(8.1)	(3.3)	(18.8)	(40.0)	–	–	(7.2)	(47.2)

Pre-tax income (loss)	226.6	473.0	28.7	678.0	1,406.3	(321.8)	(111.9)	(96.4)	876.2
Income taxes									(483.2)
Non-controlling interests									(165.5)

Net earnings									227.5

Year ended December 31, 2005

		U.S.	Fairfax		Ongoing	Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Operations	Other	Intercompany	Other	Consolidated
Gross premiums written	1,545.2	1,303.6	76.6	2,628.5	5,553.9	377.6	(372.4)	–	5,559.1

Net premiums written	978.8	1,026.0	46.5	2,303.3	4,354.6	340.0	–	–	4,694.6

Net premiums earned	959.2	1,053.1	68.2	2,275.9	4,356.4	336.1	–	–	4,692.5

Underwriting profit (loss)	68.2	(9.1)	4.8	(397.8)	(333.9)	–	–	–	(333.9)
Interest and dividends	65.7	105.0	7.5	167.2	345.4	–	–	–	345.4

Operating income (loss) before:	133.9	95.9	12.3	(230.6)	11.5	–	–	–	11.5
Realized gains	104.0	113.9	1.0	103.2	322.1	59.2	(15.7)	17.7	383.3
Runoff and Other operating loss	–	–	–	–	–	(677.6)	–	–	(677.6)
Claims adjusting	–	–	–	–	–	–	–	5.4	5.4
Interest expense	–	(32.9)	–	(30.0)	(62.9)	–	–	(121.7)	(184.6)
Corporate overhead and other	(14.6)	(2.5)	(2.4)	(25.0)	(44.5)	–	–	36.1	(8.4)

Pre-tax income (loss)	223.3	174.4	10.9	(182.4)	226.2	(618.4)	(15.7)	(62.5)	(470.4)
Income taxes									68.9
Non-controlling interests									(45.1)

Net earnings (loss)									(446.6)

Year ended December 31, 2004

		U.S.	Fairfax		Ongoing	Runoff &		Corporate &
	Northbridge	Insurance	Asia	OdysseyRe	Operations	Other	Intercompany	Other	Consolidated
Gross premiums written	1,483.1	1,345.1	86.7	2,625.9	5,540.8	584.2	(521.9)	–	5,603.1

Net premiums written	957.6	1,036.0	59.6	2,348.8	4,402.0	383.7	–	–	4,785.7

Net premiums earned	939.0	1,027.6	57.8	2,323.2	4,347.6	456.7	–	–	4,804.3

Underwriting profit (loss)	115.5	(55.0)	4.7	69.6	134.8	–	–	–	134.8
Interest and dividends	60.9	81.3	2.9	156.3	301.4	–	–	–	301.4

Operating income before:	176.4	26.3	7.6	225.9	436.2	–	–	–	436.2
Realized gains	22.6	85.5	–	75.1	183.2	142.5	(43.8)	31.7	313.6
Runoff and Other operating loss	–	–	–	–	–	(212.5)	–	–	(212.5)
Claims adjusting	–	–	–	–	–	–	–	(15.4)	(15.4)
Interest expense	–	(33.2)	–	(25.6)	(58.8)	–	–	(104.6)	(163.4)
Corporate overhead and other	(8.3)	(8.4)	(2.8)	(12.4)	(31.9)	–	–	(42.2)	(74.1)

Pre-tax income (loss)	190.7	70.2	4.8	263.0	528.7	(70.0)	(43.8)	(130.5)	284.4
Income taxes									(146.5)
Non-controlling interests									(84.8)

Net earnings									53.1

Reference is made to note 2, as well as note 20, to the consolidated financial statements for a discussion of future accounting changes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheets
The company’s segmented balance sheets as at December 31, 2006 and 2005 present the assets and liabilities of, and the capital invested by the company in, each of the company’s major segments. The segmented balance sheets have been prepared on the following basis:

(a)	The balance sheet for each segment is on a legal entity basis for the subsidiaries within the segment (except for nSpire Re in Runoff and Other, which excludes balances related to U.S. acquisition financing), prepared in accordance with Canadian GAAP and Fairfax’s accounting policies and basis of accounting. Accordingly, these segmented balance sheets differ from those published by Crum & Forster and OdysseyRe due to differences between Canadian and US GAAP.

(b)	Investments in affiliates, which are carried at cost, are disclosed in the financial information accompanying the discussion of the company’s business segments. Affiliated insurance and reinsurance balances, including premiums receivable, reinsurance recoverable, deferred premium acquisition costs, funds withheld payable to reinsurers, provision for claims and unearned premiums are not shown separately but are eliminated in Corporate and Other.

(c)	Corporate and Other includes Fairfax entity and its subsidiary intermediate holding companies as well as the consolidating and eliminating entries required under Canadian GAAP to prepare consolidated financial statements. The most significant of those entries are derived from the elimination of intercompany reinsurance (primarily consisting of reinsurance provided by Group Re, reinsurance between OdysseyRe and the primary insurers, and reinsurance related to pre-acquisition reinsurance arrangements), which affects recoverable from reinsurers, provision for claims and unearned premiums. The $1,392.8 corporate and other long term debt as at December 31, 2006 consists primarily of Fairfax debt of $1,202.6 (see note 8 to the consolidated financial statements), TIG trust preferred securities of $17.9 (see note 9 to the consolidated financial statements) and purchase consideration payable of $179.2 (related to the TRG acquisition referred to in note 9 to the consolidated financial statements).

Segmented Balance Sheet as at December 31, 2006

	Insurance			Reinsurance

		Crum &	Fairfax		Operating	Runoff and	Cunningham	Corporate
	Northbridge	Forster	Asia	OdysseyRe	Companies	Other	Lindsey	and Other	Fairfax
Assets
Cash, short term investments and marketable securities	–	1.8	–	–	1.8	–	–	765.6	767.4
Accounts receivable and other	455.1	348.4	33.4	710.3	1,547.2	292.8	140.4	(87.6)	1,892.8
Recoverable from reinsurers	1,250.2	1,769.4	61.3	849.3	3,930.2	2,705.1	–	(1,128.8)	5,506.5
Portfolio investments	2,760.6	3,832.7	286.7	6,862.3	13,742.3	3,104.2	9.0	(19.9)	16,835.6
Deferred premium acquisition costs	123.1	84.0	5.0	149.9	362.0	7.0	–	–	369.0
Future income taxes	54.3	220.8	2.6	238.0	515.7	759.9	5.7	(510.0)	771.3
Premises and equipment	13.7	4.5	1.0	10.3	29.5	6.1	13.1	37.3	86.0
Goodwill	13.4	7.3	5.4	11.5	37.6	–	193.6	8.0	239.2
Due from affiliates	–	–	0.4	–	0.4	117.5	1.9	(119.8)	–
Other assets	1.3	23.7	–	21.7	46.7	19.7	9.6	32.7	108.7
Investments in Fairfax affiliates	–	109.7	–	88.5	198.2	351.2	–	(549.4)	–

Total assets	4,671.7	6,402.3	395.8	8,941.8	20,411.6	7,363.5	373.3	(1,571.9)	26,576.5

Liabilities
Cunningham Lindsey indebtedness	–	–	–	–	–		68.2	–	68.2
Accounts payable and accrued liabilities	188.4	275.5	44.4	256.1	764.4	265.1	102.7	(41.0)	1,091.2
Securities sold but not yet purchased	259.1	400.2	–	120.3	779.6	3.7	–	–	783.3
Due to affiliates	–	12.9	–	3.5	16.4	–	–	(16.4)	–
Funds withheld payable to reinsurers	56.4	252.0	0.9	108.0	417.3	37.3	–	(84.6)	370.0
Provision for claims	2,329.5	3,371.5	123.5	5,142.2	10,966.7	5,511.9	–	(976.3)	15,502.3
Unearned premiums	832.4	576.2	56.1	786.8	2,251.5	162.7	–	(115.3)	2,298.9
Deferred taxes payable	5.6	–	–	–	5.6	–	0.9	(6.5)	–
Long term debt	–	300.0	–	512.3	812.3	–	107.7	1,392.8	2,312.8

Total liabilities	3,671.4	5,188.3	224.9	6,929.2	16,013.8	5,980.7	279.5	152.7	22,426.7

Non-controlling interests	–	–	7.3	–	7.3	–	1.5	1,284.1	1,292.9

Shareholders’ equity	1,000.3	1,214.0	163.6	2,012.6	4,390.5	1,382.8	92.3	(3,008.7)	2,856.9

Total liabilities and shareholders’ equity	4,671.7	6,402.3	395.8	8,941.8	20,411.6	7,363.5	373.3	(1,571.9)	26,576.5

Capital
Debt	–	300.0	–	512.3	812.3	–	175.9	1,392.8	2,381.0
Non-controlling interests	408.1	–	–	863.1	1,271.2	–	17.6	4.1	1,292.9
Investments in Fairfax affiliates	–	109.7	–	88.5	198.2	351.2	–	(549.4)	–
Shareholders’ equity	592.2	1,104.3	163.6	1,061.0	2,921.1	1,031.6	74.7	(1,170.5)	2,856.9

Total capital	1,000.3	1,514.0	163.6	2,524.9	5,202.8	1,382.8	268.2	(323.0)	6,530.8

% of total capital	15.3%	23.2%	2.5%	38.7%	79.7%	21.2%	4.1%	(5.0)%	100.0%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet as at December 31, 2005

	Insurance			Reinsurance

			Fairfax		Operating	Runoff and	Cunningham	Corporate
	Northbridge	U.S.	Asia	OdysseyRe	Companies	Other	Lindsey	and Other	Fairfax
Assets
Cash, short term investments and marketable securities	–	1.7	–	–	1.7	–	–	557.3	559.0
Accounts receivable and other	438.0	382.9	38.2	872.4	1,731.5	654.6	115.7	(121.4)	2,380.4
Recoverable from reinsurers	1,330.3	2,244.9	48.7	1,478.0	5,101.9	4,078.3	–	(1,524.5)	7,655.7
Portfolio investments	2,447.7	3,769.3	190.7	5,668.1	12,075.8	2,924.8	10.0	0.1	15,010.7
Deferred premium acquisition costs	122.0	78.5	6.7	167.2	374.4	10.7	–	–	385.1
Future income taxes	61.8	187.8	0.5	217.5	467.6	797.3	2.4	(148.5)	1,118.8
Premises and equipment	15.0	4.2	1.0	12.2	32.4	8.5	11.2	43.6	95.7
Goodwill	16.1	7.3	5.4	12.2	41.0	–	175.6	11.8	228.4
Due from affiliates	–	–	2.5	–	2.5	94.5	2.1	(99.1)	–
Other assets	1.3	25.6	–	24.5	51.4	14.9	8.8	33.1	108.2
Investments in Fairfax affiliates	–	118.8	–	88.5	207.3	487.6	–	(694.9)	–

Total assets	4,432.2	6,821.0	293.7	8,540.6	20,087.5	9,071.2	325.8	(1,942.5)	27,542.0

Liabilities
Cunningham Lindsey indebtedness	–	–	–	–	–	–	63.9	–	63.9
Accounts payable and accrued liabilities	208.2	256.3	21.1	149.8	635.4	308.6	82.2	141.1	1,167.3
Securities sold but not yet purchased	227.5	329.7	–	139.2	696.4	3.9	–	–	700.3
Due to affiliates	3.3	6.8	–	3.3	13.4	–	–	(13.4)	–
Funds withheld payable to reinsurers	58.7	301.1	0.1	192.7	552.6	620.4	–	(118.6)	1,054.4
Provision for claims	2,198.1	3,896.8	114.7	5,109.1	11,318.7	6,280.1	–	(1,363.7)	16,235.1
Unearned premiums	852.1	560.2	58.3	951.0	2,421.6	155.7	–	(131.0)	2,446.3
Deferred taxes payable	5.3	–	–	–	5.3	–	3.0	(8.3)	–
Long term debt	–	300.0	–	469.5	769.5	–	107.3	1,602.3	2,479.1

Total liabilities	3,553.2	5,650.9	194.2	7,014.6	16,412.9	7,368.7	256.4	108.4	24,146.4

Non-controlling interests	–	–	7.2	–	7.2	–	1.0	743.2	751.4

Shareholders’ equity	879.0	1,170.1	92.3	1,526.0	3,667.4	1,702.5	68.4	(2,794.1)	2,644.2

Total liabilities and shareholders’ equity	4,432.2	6,821.0	293.7	8,540.6	20,087.5	9,071.2	325.8	(1,942.5)	27,542.0

Capital
Debt	–	300.0	–	469.5	769.5	–	171.2	1,602.3	2,543.0
Non-controlling interests	358.6	–	–	371.5	730.1	–	13.0	8.3	751.4
Investments in Fairfax affiliates	–	118.8	–	88.5	207.3	487.6	–	(694.9)	–
Shareholders’ equity	520.4	1,051.3	92.3	1,066.0	2,730.0	1,214.9	55.4	(1,356.1)	2,644.2

Total capital	879.0	1,470.1	92.3	1,995.5	4,436.9	1,702.5	239.6	(440.4)	5,938.6

% of total capital	14.8%	24.7%	1.6%	33.6%	74.7%	28.7%	4.0%	(7.4% )	100.0%

Accounts receivable and other declined by $487.6 in 2006 principally as the result of the receipt of the cash proceeds of $373.3 on the closing of the 2005 commutation of the Ridge Re adverse development cover by TIG in March 2006.
Reinsurance recoverables declined to $5,506.5 in 2006 from $7,655.7 at the end of 2005 primarily as a result of the commutation of the Swiss Re corporate insurance cover balance of $1 billion, collections from reinsurers related to paid claims on 2005 hurricane losses and continuing collections of runoff reinsurance recoverable balances.
Future income taxes represent amounts expected to be recovered in future years. At December 31, 2006 future income taxes of $771.3 (of which $600.6 related to Fairfax Inc., Fairfax’s U.S. holding company, and its subsidiaries in the U.S. consolidated tax group and OdysseyRe) consisted of $338.9 of capitalized operating and capital losses, and temporary differences of $432.4 which primarily represent expenses recorded in the financial statements but not yet deducted for income tax purposes. The tax-effected operating and capital losses (before valuation allowance) relate primarily to Fairfax Inc. and its U.S. subsidiaries other than OdysseyRe ($41.5), where all of the losses expire after 2018, the Canadian holding company ($85.7) and European runoff ($180.9), with the remainder relating primarily to Cunningham Lindsey.
To facilitate the utilization of its future U.S. income taxes asset and to optimize the cash flow from U.S. tax sharing payments, the company had increased its interest in OdysseyRe to in excess of 80% in 2003, to permit OdysseyRe to be included in Fairfax’s U.S. consolidated tax group. During 2006, Fairfax determined that OdysseyRe’s inclusion in the U.S. tax group was no longer necessary, and effective August 28, 2006, OdysseyRe was deconsolidated from the U.S. tax group.
Consolidated future income taxes decreased by $347.5 in 2006 as a result of the utilization of capitalized operating and capital losses (resulting from taxable income generated in 2006 and from increases in valuation allowances of certain subsidiaries) and a decline in the ordinary course for temporary differences as a result of variations in business volumes. The portion of Fairfax’s future income taxes asset consisting of capitalized operating and capital losses related to its U.S. consolidated tax group decreased by $364.2 in 2006 as a result of the significant taxable income generated by the members of the U.S. consolidated tax group.
The company’s valuation allowance on its future income taxes asset as at December 31, 2006 was $231.9, of which $189.2 related to losses incurred primarily in the U.K. and Ireland, and the remainder related primarily to losses incurred at Cunningham Lindsey. Differences between expected and actual future operating results could adversely impact the company’s ability to realize the future income taxes asset within a reasonable period of time given the inherent uncertainty in projecting operating company earnings and industry conditions. The company expects to realize the benefit of these capitalized losses from future profitable operations.
In determining the need for a valuation allowance, management considers primarily current and expected profitability of the companies. Management reviews the recoverability of the future income taxes asset and the valuation allowance on a quarterly basis. The temporary differences principally relate to insurance-related balances such as claims, deferred premium acquisition costs and unearned premiums and to investment-related balances such as realized and unrealized gains and losses. Such temporary differences are expected to continue for the foreseeable future in light of the company’s ongoing operations.
Portfolio investments include strategic investments in 26.1%-owned Hub International Limited (“Hub”) ($183.5) and 44.5%-owned Advent Capital Holdings PLC ($115.9), which are publicly listed companies, and 26.0%-owned ICICI Lombard General Insurance Company Limited ($38.5). Strategic investments at December 31, 2005 included, in addition to Hub,

FAIRFAX FINANCIAL HOLDINGS LIMITED

Advent and ICICI Lombard, the company’s remaining holdings of Zenith National Insurance Corp. (“Zenith National”). The company sold its remaining holdings of Zenith National in 2006 for a pre-tax gain of $137.3, bringing the total gains realized between 2004 and 2006 on the company’s Zenith National investment to $339.2.
Subsequent to year end, on February 26, 2007 the company announced that Hub had entered into an agreement pursuant to which Hub shares would be acquired for $40.00 per share in cash. Pursuant to an agreement entered into in connection with the transaction, it was agreed that the 10.3 million Hub shares held by the company would be voted in favour of the proposed acquisition. Upon completion, the company is expected to realize cash proceeds of approximately $413 and an estimated pre-tax gain on sale of approximately $220. The transaction is subject to Hub shareholder approval, Canadian court approval, other regulatory approvals in the United States and Canada and customary closing conditions. The transaction is expected to be completed during the second quarter of 2007.
Goodwill increased to $239.2 (of which $193.6 relates to Cunningham Lindsey) at December 31, 2006 from $228.4 at December 31, 2005, due principally to the strengthening of the U.K. pound sterling against the U.S. dollar during 2006.
Components of Net Earnings

Underwriting and Operating Income
Set out and discussed in the sections that follow are the 2006, 2005 and 2004 underwriting and operating results of Fairfax’s insurance and reinsurance operations on a summarized company-by-company basis.

Canadian Insurance – Northbridge

	2006	2005	2004
Underwriting profit	20.5	68.2	115.5

Combined ratio
Loss & LAE	71.8%	67.9%	62.2%
Commissions	8.1%	6.3%	7.3%
Underwriting expense	18.1%	18.7%	18.2%

	98.0%	92.9%	87.7%

Gross premiums written	1,609.9	1,545.2	1,483.1

Net premiums written	1,012.3	978.8	957.6

Net premiums earned	1,025.8	959.2	939.0

Underwriting profit	20.5	68.2	115.5
Interest and dividends	100.8	65.7	60.9

Operating income	121.3	133.9	176.4
Realized gains	115.1	104.0	22.6

Pre-tax income before interest and other	236.4	237.9	199.0

Net income after taxes	147.3	163.4	124.3

In 2006, Northbridge earned underwriting profit of $20.5, representing a 69.9% decline from underwriting profit of $68.2 earned in 2005. The 2006 loss ratio of 71.8%, compared to the 2005 loss ratio of 67.9%, included 8.9 points primarily attributable to net adverse development of prior years’ reserves for the 2005 hurricane losses. During 2006, Commonwealth Insurance substantially withdrew from the majority of the business formerly underwritten by its Energy & International division, which business had been a significant source of recent years’

incurred catastrophe losses. Underwriting performance achieved by the Northbridge subsidiaries other than Commonwealth Insurance in 2006 was favourable, with combined ratios for Federated Insurance, Lombard Insurance and Markel Insurance of 84.0%, 90.1% and 91.2% respectively (compared to 90.7%, 88.5% and 88.2%, respectively in 2005). Commonwealth Insurance produced combined ratios of 153.7% in 2006 and 123.3% in 2005. In 2005, Northbridge earned underwriting profit of $68.2, a 41.0% decline relative to underwriting profit of $115.5 earned in 2004. Although 2005 underwriting profit increased from 2004 levels at three of Northbridge’s four operating subsidiaries, the underwriting year was affected by the unprecedented 2005 hurricanes. Despite an adverse underwriting impact aggregating 7.9 combined ratio points from Hurricanes Katrina, Rita and Wilma, Northbridge produced a combined ratio of 92.9% in 2005, compared to 87.7% in 2004.
Net premiums written and net premiums earned in 2006 increased by 3.4% and 6.9% respectively over 2005 premiums, primarily due to the effect of foreign currency translation of Northbridge’s predominantly Canadian dollar-denominated premiums (net premiums written and net premiums earned in 2006 decreased by 3.4% and 0.1% respectively over 2005 premiums in Canadian dollar terms). Net premiums written and net premiums earned by Northbridge in 2005 declined 5.0% (measured in Canadian dollars) relative to 2004 premiums as a result of a repositioning of its personal lines segment, reinstatement premiums triggered under certain reinsurance treaties, reduced profit sharing premium and generally increased competitive market conditions.
Operating income declined in 2006 to $121.3 from $133.9 in 2005, reflecting a decline in underwriting profit partially offset by an increase in interest and dividend income. Pre-tax income before interest and other was largely unchanged in 2006 compared to 2005 ($236.4 compared to $237.9) but net earnings declined in 2006 to $147.3 from $163.4 in 2005, with the decline primarily attributable to the effect of a lower effective tax rate in 2005 resulting from the reduced taxation of certain realized gains on portfolio investments. Northbridge’s operating income declined to $133.9 in 2005 from $176.4 in 2004, largely as a result of the impact of the 2005 hurricanes. However, net income after taxes for 2005 at $163.4 improved 31.5% from $124.3 in 2004, primarily as a result of significant net realized gains on portfolio investments and a reduced effective tax rate. Northbridge’s 2006 results produced a return on average equity, while remaining debt free, of 15.3% (expressed in Canadian dollars). Northbridge’s average annual return on average equity over the past 21 years since inception in 1985 is 16.4% (expressed in Canadian dollars).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets (in U.S. dollars) for Northbridge as at December 31, 2006 and 2005.

	2006	2005
Assets
Accounts receivable and other	455.1	438.0
Recoverable from reinsurers	1,250.2	1,330.3
Portfolio investments	2,760.6	2,447.7
Deferred premium acquisition costs	123.1	122.0
Future income taxes	54.3	61.8
Premises and equipment	13.7	15.0
Goodwill	13.4	16.1
Other assets	1.3	1.3

Total assets	4,671.7	4,432.2

Liabilities
Accounts payable and accrued liabilities	188.4	208.2
Securities sold but not yet purchased	259.1	227.5
Due to affiliates	–	3.3
Funds withheld payable to reinsurers	56.4	58.7
Provision for claims	2,329.5	2,198.1
Unearned premiums	832.4	852.1
Deferred taxes payable	5.6	5.3

Total liabilities	3,671.4	3,553.2
Shareholders’ equity	1,000.3	879.0

Total liabilities and shareholders’ equity	4,671.7	4,432.2

Northbridge’s assets and liabilities increased in 2006 due to continued profitability, positive operating cash flow generation and favourable investment performance. Portfolio investments at December 31, 2006 totaled $2,760.6, an increase of 12.8% over December 31, 2005, driven by the generation of cash from operations including increased investment income, and significant net realized gains. Amounts recoverable from reinsurers decreased $80.1 in 2006 from 2005, primarily as a result of collections of paid losses related to the 2005 hurricanes.
Provision for claims increased in 2006, primarily as a result of the net adverse movement in prior years’ reserves arising from the 2005 hurricanes, to $2,329.5 at December 31, 2006 from $2,198.1 a year earlier. Common shareholders’ equity at December 31, 2006 was $1,000.3 compared to $879.0 at December 31, 2005 as a result of 2006 earnings of $147.3, less dividends paid in 2006 of $29.6.
For more information on Northbridge’s results, please see its 2006 annual report posted on its website www.norfin.com.

                           U.S. Insurance – Crum & Forster(1)(2)
Year ended December 31, 2006

Crum &
Forster
Underwriting profit (loss)	86.2

Combined ratio
Loss & LAE	64.1%
Commissions	11.1%
Underwriting expense	17.1%

92.3%

Gross premiums written	1,351.6

Net premiums written	1,196.5

Net premiums earned	1,114.0

Underwriting profit	86.2
Interest and dividends	156.5

Operating income	242.7
Realized gains	271.4

Pre-tax income before interest and other	514.1

Net income after taxes	314.6

Year ended December 31, 2005

	Crum &
	Forster	Fairmont	Total
Underwriting profit (loss)	(12.6)	3.5	(9.1)

Combined ratio
Loss & LAE	73.2%	63.2%	71.7%
Commissions	10.3%	11.7%	10.5%
Underwriting expense	17.9%	22.9%	18.7%

	101.4%	97.8%	100.9%

Gross premiums written	1,097.8	205.8	1,303.6

Net premiums written	866.9	159.1	1,026.0

Net premiums earned	892.1	161.0	1,053.1

Underwriting profit (loss)	(12.6)	3.5	(9.1)
Interest and dividends	100.4	4.6	105.0

Operating income	87.8	8.1	95.9
Realized gains	103.9	10.0	113.9

Pre-tax income before interest and other	191.7	18.1	209.8

Net income after taxes	106.6	11.8	118.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2004

	Crum &
	Forster	Fairmont	Total
Underwriting profit (loss)	(56.2)	1.2	(55.0)

Combined ratio
Loss & LAE	77.1%	64.4%	75.0%
Commissions	10.5%	13.8%	11.2%
Underwriting expense	18.9%	21.1%	19.2%

	106.5%	99.3%	105.4%

Gross premiums written	1,139.0	206.1	1,345.1

Net premiums written	869.6	166.4	1,036.0

Net premiums earned	859.0	168.6	1,027.6

Underwriting profit (loss)	(56.2)	1.2	(55.0)
Interest and dividends	73.0	8.3	81.3

Operating income	16.8	9.5	26.3
Realized gains	78.3	7.2	85.5

Pre-tax income before interest and other	95.1	16.7	111.8

Net income after taxes	38.6	11.2	49.8

(1)	These results differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP relating principally to the treatment of retroactive reinsurance.

(2)	Effective January 1, 2006, Fairmont’s business was carried on as the Fairmont Specialty division of Crum & Forster, and the Fairmont legal entities were placed into runoff.
Underwriting results for Crum & Forster (including the results of Fairmont, the business of which was assumed by Crum & Forster effective January 1, 2006) improved significantly in 2006, generating underwriting profit of $86.2 compared to an underwriting loss of $9.1 in 2005 and producing a combined ratio of 92.3% in 2006 compared to 100.9% in 2005. Underwriting results in 2006 reflected net benefits of $78.9 or 7.1 combined ratio points, comprised of $48.9 of net favourable development of prior years’ loss reserves and $30.0 of return premium related to reduced cessions to aggregate reinsurance treaties. The benefits arose primarily from favourable loss development across all major casualty lines, partially offset by adverse development in lines of business with latent exposures. The U.S. insurance segment’s 2005 combined ratio was 100.9% (including 8.9 combined ratio points arising from the 2005 hurricanes) compared to 105.4% in 2004 (including 9.4 combined ratio points arising from the 2004 hurricanes).
Crum & Forster’s combined ratio of 101.4% in 2005 included 10.4 combined ratio points arising from the 2005 hurricanes. Underwriting results in 2005 also reflected a net benefit of $31.7 or 3.4 combined ratio points related to favourable development of prior years’ loss reserves, primarily with respect to the 2004 hurricanes. The 2005 reported combined ratio of 101.4% was 5.1 combined ratio points lower than the 2004 combined ratio of 106.5%. Prior to giving effect to the 2005 hurricanes and the 2004 hurricanes, the 2005 combined ratio improved to 91.0% from 95.4% in 2004, reflecting the aforementioned favourable reserve development in 2005 and management’s strict underwriting discipline and expense focus. Crum & Forster’s combined ratio of 106.5% in 2004 included 11.1 combined ratio points arising from the 2004 hurricanes. Underwriting results in 2004 also reflected a net cost of $25.0 or 2.4 combined ratio points related to development of prior years’ loss reserves. Such net prior year loss development included redundancies as well as $100.0 of APH strengthening, recorded following an independent ground-up study, all of which was covered by aggregate stop loss reinsurance.
Fairmont’s 2005 combined ratio of 97.8% (improved from 99.3% in 2004) reflected its continued focus on underwriting profitability and its disciplined response to increased competitive conditions, which resulted in a decrease in net premiums written to $159.1 in 2005 from $166.4 in 2004. Effective January 1, 2006, Fairmont’s business was carried on as the Fairmont Specialty division of Crum & Forster, and the Fairmont legal entities were placed into runoff.
Crum & Forster’s principal operating subsidiaries (United States Fire Insurance and North River Insurance) paid combined dividends in 2006 to their parent holding company of $127.0 compared to $93.4 in 2005 ($80.0 in 2004). Crum & Forster paid dividends to Fairfax of $90.0 in 2006 and $73.5 in 2005 ($61.5 in 2004). The subsidiaries’ combined 2007 maximum dividend capacity, without prior regulatory approval, is $138.4.
Cash flow from operations at Crum & Forster was $89.4 in 2006 ($9.1 in 2005 and $94.7 in 2004). The increase in 2006 reflected general business expansion driven by the assumption of Fairmont business, partially offset by higher payments of income taxes. The decline in 2005 relative to 2004 was attributable to lower proceeds from reinsurance commutations and higher catastrophe losses and asbestos payments, partially offset by a reduction in all other claims payments.
Net premiums written by Crum & Forster in 2006 increased by 16.6% to $1,196.5 compared to $1,026.0 in net premiums written by the U.S. insurance segment in 2005, as a result of new business premium in Crum & Forster’s property, umbrella and specialty casualty lines of business, $30.0 of return premiums related to reduced cessions to aggregate reinsurance treaties, reduced ceded premium attributable to increased retentions on various lines of business, and the impact of restatement premiums paid in 2005. Net premiums written by U.S. insurance remained relatively stable in 2005 compared to 2004, reflecting increased competition for both new and renewal business.
Net income for 2006 increased substantially to $314.6 compared to 2005 net income for the U.S. insurance segment of $118.4. The largest contributor to the increase was an increase in net realized gains to $271.4 from $113.9 in 2005, augmented by an increase in interest and dividend income to $156.5 from $105.0, in addition to the aforementioned $95.3 year-over-year improvement in underwriting profitability. Crum & Forster’s net income for the year ended December 31, 2006 produced a return on average equity of 28.6% (2005 – 11.0%). Crum & Forster’s cumulative earnings since acquisition on August 13, 1998 have been $795.5, from which it has paid dividends to Fairfax of $442.9, and its annual return on average equity since acquisition has been 10.6%.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets for U.S. insurance as at December 31, 2006 and 2005.

	December 31,
	2006	December 31, 2005

	Crum &	Crum &		Intrasegment	U.S.
	Forster(1)	Forster(1)	Fairmont	Eliminations	Insurance
Assets
Cash, short term investments and marketable securities	1.8	1.7	–	–	1.7
Accounts receivable and other	348.4	336.0	46.9	–	382.9
Recoverable from reinsurers	1,769.4	2,152.0	107.8	(14.9)	2,244.9
Portfolio investments	3,832.7	3,466.1	303.2	–	3,769.3
Deferred premium acquisition costs	84.0	70.8	7.7	–	78.5
Future income taxes	220.8	160.1	27.7	–	187.8
Premises and equipment	4.5	4.2	–	–	4.2
Goodwill	7.3	7.3	–	–	7.3
Other assets	23.7	24.1	1.5	–	25.6
Investments in Fairfax affiliates	109.7	111.6	7.2	–	118.8

Total assets	6,402.3	6,333.9	502.0	(14.9)	6,821.0

Liabilities
Accounts payable and accrued liabilities	275.5	237.6	18.8	(0.1)	256.3
Securities sold but not yet purchased	400.2	329.7	–	–	329.7
Due to affiliates	12.9	8.3	(1.5)	–	6.8
Funds withheld payable to reinsurers	252.0	296.7	4.5	(0.1)	301.1
Provision for claims	3,371.5	3,672.5	239.0	(14.7)	3,896.8
Unearned premiums	576.2	499.6	60.6	–	560.2
Long term debt	300.0	300.0	–	–	300.0

Total liabilities	5,188.3	5,344.4	321.4	(14.9)	5,650.9
Shareholders’ equity	1,214.0	989.5	180.6	–	1,170.1

Total liabilities and shareholders’ equity	6,402.3	6,333.9	502.0	(14.9)	6,821.0

(1)	These balance sheets differ from those published by Crum & Forster Holdings Corp., primarily due to differences between Canadian and US GAAP relating principally to the treatment of retroactive reinsurance.
Significant changes to Crum & Forster’s balance sheet as at December 31, 2006 as compared to its 2005 balance sheet (Fairmont’s ongoing business (excluding its assets and liabilities) was assumed by Crum & Forster and the Fairmont legal entities were placed into runoff effective January 1, 2006, hence the relevant comparison is to the 2005 Crum & Forster balance sheet and not the 2005 U.S. insurance segment balance sheet) include a $382.6 decrease in reinsurance recoverables and a $301.0 decrease in provision for claims, both primarily attributable to reduced balances related to paid claims arising from the 2005 hurricanes. Growth in Crum & Forster’s business activity in 2006 (increased new and renewal business in addition to increases due to Crum & Forster’s assumption of the ongoing business of Fairmont) contributed to balance sheet changes including an increase in portfolio investments of $366.6 (a $296.1 increase net of the $70.5 increase in securities sold but not yet purchased), a $76.6 increase in unearned premiums and a $60.7 increase in the future income taxes asset. Shareholders’ equity increased by $224.5, reflecting net earnings of $314.6 and $90.0 of dividends paid during 2006.
Crum & Forster’s investments in Fairfax affiliates consist of:

Affiliate	% interest
Northbridge (common shares)	15.2
OdysseyRe (common shares)	1.1
TRG Holdings (Class 1 shares)	5.2
MFX	9.3
For more information on Crum & Forster, please see its 10-K report for 2006 which will be posted on its website www.cfins.com.
                           Asian Insurance – Fairfax Asia

	2006	2005	2004
Underwriting profit	14.5	4.8	4.7

Combined ratio
Loss & LAE	55.7%	65.5%	55.9%
Commissions	7.5%	12.3%	18.0%
Underwriting expense	15.2%	15.2%	18.0%

	78.4%	93.0%	91.9%

Gross premiums written	134.8	76.6	86.7

Net premiums written	60.5	46.5	59.6

Net premiums earned	67.3	68.2	57.8

Underwriting profit	14.5	4.8	4.7
Interest and dividends	3.3	7.5	2.9

Operating income	17.8	12.3	7.6
Realized gains	14.2	1.0	–

Pre-tax income before interest and other	32.0	13.3	7.6

Net income after taxes	23.0	7.3	4.1

Fairfax Asia comprises the company’s Asian holdings and operations: Singapore-based First Capital Insurance Limited, Hong Kong-based Falcon Insurance Company (Hong Kong) Limited and a 26.0% equity-accounted interest in Mumbai-based ICICI Lombard General Insurance Company, India’s largest (by market share) private general insurer (the remaining 74.0% interest is held by ICICI Bank, India’s second largest commercial bank).
Fairfax Asia’s 2006 underwriting profit rose to $14.5 compared to $4.8 in 2005, and operating income increased to $17.8 from $12.3. The improved results reflect 2006 underwriting profit at First Capital of $22.6 (underwriting profit of $3.9 in 2005), offset by an underwriting loss of $5.2 at Falcon (underwriting profit of $0.6 in 2005). First Capital’s underwriting results include net favourable development of prior periods’ reserves of $2.6, while Falcon’s underwriting results include net adverse development of $5.4 primarily related to its employees’ compensation insurance line of business. Net premiums written by Fairfax Asia in 2006 grew by 30.1% to $60.5, driven primarily by growth at First Capital. Net realized gains of $14.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

during 2006 (compared to $1.0 in 2005), combined with significantly higher underwriting profit and operating income, resulted in 2006 net earnings of $23.0 for Fairfax Asia, compared to $7.3 in 2005.
Underwriting profit of $4.8 and Fairfax Asia’s combined ratio of 93.0% in 2005 compared to 91.9% in 2004 reflected an increase in Falcon’s combined ratio to 98.7% in 2005 from 95.0% in 2004, principally as a result of its employees’ compensation insurance line of business, partially offset by First Capital’s underwriting performance and combined ratio of 82.0% on substantially increased net premiums earned. The decline in 2005 gross and net premiums written compared to 2004 reflected Falcon’s response to further rate softening in the Hong Kong market. The increase in investment income from 2004 to 2005 related mainly to an increase in the equity-accounted earnings pickup from Fairfax Asia’s 26.0% interest in ICICI Lombard.
Fairfax Asia’s share of ICICI Lombard’s net earnings or loss on an equity-accounted basis was a net loss of $2.6 in 2006, net income of $2.4 in 2005 and nil in 2004. During the twelve-month period ended December 31, 2006 ICICI Lombard’s gross premium written (in U.S. dollar terms) increased by 82.8% over the comparable 2005 period to approximately $593.6 from approximately $324.8.
Set out below are the balance sheets for Fairfax Asia as at December 31, 2006 and 2005:

	2006	2005
Assets
Accounts receivable and other	33.4	38.2
Recoverable from reinsurers	61.3	48.7
Portfolio investments	286.7	190.7
Deferred premium acquisition costs	5.0	6.7
Future income taxes	2.6	0.5
Premises and equipment	1.0	1.0
Goodwill	5.4	5.4
Due from affiliates	0.4	2.5

Total assets	395.8	293.7

Liabilities
Accounts payable and accrued liabilities	44.4	21.1
Funds withheld payable to reinsurers	0.9	0.1
Provision for claims	123.5	114.7
Unearned premiums	56.1	58.3

Total liabilities	224.9	194.2
Non-controlling interests	7.3	7.2
Shareholders’ equity	163.6	92.3

Total liabilities and shareholders’ equity	395.8	293.7

Significant changes in Fairfax Asia’s balance sheet reflected increased business activity during 2006 and included a $96.0 increase in portfolio investments and increased accounts payable and accrued liabilities, recoverable from reinsurers and provision for claims. Shareholders’ equity increased by $71.3 as a result of 2006 earnings and the issuance of $41.8 of additional equity capital to the company to fund the $24.5 increase in Fairfax Asia’s investment in ICICI Lombard and to provide capital for the general growth in Fairfax Asia’s business.

                           Reinsurance – OdysseyRe(1)

	2006	2005	2004
Underwriting profit (loss)	77.0	(397.8)	69.6

Combined ratio
Loss & LAE	68.7%	90.5%	69.6%
Commissions	20.8%	20.8%	22.6%
Underwriting expense	7.0%	6.2%	4.8%

	96.5%	117.5%	97.0%

Gross premiums written	2,335.7	2,628.5	2,625.9

Net premiums written	2,160.9	2,303.3	2,348.8

Net premiums earned	2,225.8	2,275.9	2,323.2

Underwriting profit (loss)	77.0	(397.8)	69.6
Interest and dividends	298.4	167.2	156.3

Operating income (loss)	375.4	(230.6)	225.9
Realized gains	358.9	103.2	75.1

Pre-tax income (loss) before interest and other	734.3	(127.4)	301.0

Net income (loss) after taxes	470.7	(110.2)	177.6

(1)	These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP relating principally to the treatment of retroactive reinsurance, and the exclusion of First Capital’s results in 2004 (First Capital’s results are included in the results of Fairfax Asia above).
During 2006, OdysseyRe’s worldwide reinsurance and insurance operations generated underwriting profit of $77.0 and a combined ratio of 96.5%, compared to an underwriting loss of $397.8 and a combined ratio of 117.5% in 2005. OdysseyRe’s results in 2005, a year of unprecedented catastrophe losses industry-wide, included 19.2 combined ratio points ($436.0 of pre-tax losses, net of applicable reinstatement premiums and reinsurance) arising from Hurricanes Katrina, Rita and Wilma. OdysseyRe’s 2006 underwriting results included 8.3 combined ratio points ($185.4 pre-tax, including a third quarter $33.8 pre-tax loss on the commutation of an intercompany reinsurance treaty) in net adverse development of prior years’ loss reserves arising primarily from 2001 and prior years’ U.S. casualty and latent reserves, partially offset by favourable development of recent years’ business in the U.S. Insurance, London Market and EuroAsia divisions. This compares to a combined ratio of 97.0% in 2004, which included 4.2 combined ratio points arising from the 2004 hurricanes. OdysseyRe’s combined ratio in 2005 included 7.3 combined ratio points ($166.5 of net pre-tax losses) in adverse development of prior years’ loss reserves.
Gross premiums written by OdysseyRe in 2006 of $2,335.7 declined by 11.1% from $2,628.5 in 2005 (excluding reinstatement premiums in 2006 and 2005, the decline was 8.8%). The decline primarily reflects a reduction in the amount of reinsurance business written in 2006 on a proportional basis in certain classes of business, particularly for catastrophe-exposed property business in the U.S., and OdysseyRe’s decision to migrate certain proportional business to an excess of loss basis, which had the effect of reducing written premiums attributable to the coverage. In addition, the absence of major catastrophes in 2006 resulted in a decrease in reinstatement premiums. Lastly, OdysseyRe experienced a decline in casualty classes of business, reflecting lower levels of reinsurance purchased by its customers and generally increased competition in certain specialty classes. Gross premiums written increased modestly (by less than 1%) in 2005 compared to 2004, following a compound annual increase of 31.5%

FAIRFAX FINANCIAL HOLDINGS LIMITED

from 2002 to 2004 and an increase in net premiums written during this period at a compound annual growth rate of 34.9%. During this three year period, OdysseyRe significantly expanded its presence in the global marketplace through a deliberate strategy of product and geographic diversification.
Increased 2006 net operating cash flows of $745.2 (compared to $397.3 in 2005) reflected increased operating income and collections of reinsurance recoverable and income taxes receivable, offset somewhat by decreases in funds withheld payable to reinsurers and reinsurance balances payable. OdysseyRe’s net operating cash flow was $397.3 in 2005 as compared to $603.2 in 2004, the decline reflecting an increase in paid losses related to 2004 and 2005 catastrophes, principally the 2005 hurricanes.
Significantly increased 2006 interest and dividend income (a 78.5% increase to $298.4 in 2006 from $167.2 in 2005, due primarily to an increased portfolio, a higher proportion of interest-bearing investment assets and higher short term interest rates) and net realized gains ($358.9 in 2006 compared to $103.2 in 2005) combined with the turnaround in underwriting profitability produced record net earnings for OdysseyRe of $470.7 in 2006 compared to a net loss of $110.2 in 2005 and net earnings of $177.6 in 2004.
Set out below are the balance sheets for OdysseyRe as at December 31, 2006 and 2005:

	2006	2005
Assets
Accounts receivable and other	710.3	872.4
Recoverable from reinsurers	849.3	1,478.0
Portfolio investments	6,862.3	5,668.1
Deferred premium acquisition costs	149.9	167.2
Future income taxes	238.0	217.5
Premises and equipment	10.3	12.2
Goodwill	11.5	12.2
Other assets	21.7	24.5
Investments in Fairfax affiliates	88.5	88.5

Total assets	8,941.8	8,540.6

Liabilities
Accounts payable and accrued liabilities	256.1	149.8
Securities sold but not yet purchased	120.3	139.2
Due to affiliates	3.5	3.3
Funds withheld payable to reinsurers	108.0	192.7
Provision for claims	5,142.2	5,109.1
Unearned premiums	786.8	951.0
Long term debt	512.3	469.5

Total liabilities	6,929.2	7,014.6
Shareholders’ equity	2,012.6	1,526.0

Total liabilities and shareholders’ equity	8,941.8	8,540.6

(1)	These balance sheets differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP relating principally to the treatment of retroactive reinsurance, and the exclusion of First Capital’s results in 2004 (First Capital’s results are included in Fairfax Asia above).
Significant changes to OdysseyRe’s 2006 balance sheet reflected the aforementioned contraction of certain of OdysseyRe’s reinsurance classes of business in 2006, certain capital management and refinancing initiatives, and its record earnings performance. Portfolio investments increased during 2006 by $1,194.2 ($1,213.1 net of the $18.9 reduction in securities sold but not yet purchased), reflecting significantly increased net operating cash flows and substantial increases in interest and dividend income and net realized gains. The $628.7 decline in balances recoverable from reinsurers primarily reflected OdysseyRe’s 2006 operating decision to selectively increase its own retentions, commutations of certain ceded business, and collections of paid losses related to ceded 2005 hurricane losses. The $164.2 decline in unearned premiums reflected OdysseyRe’s decision to migrate certain of its proportional reinsurance business to an excess of loss basis, which contributed to the general decline in written premium. Long term debt increased by a net $42.8 primarily as a result of the issuance of $100.0 of floating rate senior notes, partially offset by a $56.0 reduction in its outstanding convertible debentures as a result of 2006 conversions by holders. Shareholders’ equity increased by $486.6, reflecting changes including net earnings of $470.7 and the aforementioned increase in common equity due to conversions of convertible debentures, less common and preferred dividends paid during the year of $16.9. Including its record net earnings achieved in 2006, since the end of 2001 (the year of OdysseyRe’s IPO) OdysseyRe’s common shareholders’ equity has grown at a compounded annual rate of 20.4% on a US GAAP basis while book value per common share has grown at a compounded annual rate of 18.2%.
OdysseyRe’s investments in Fairfax affiliates consist of:

Affiliate	% interest
TRG Holdings (Class 1 shares)	47.4
Fairfax Asia	29.5
MFX	7.4
For more information on OdysseyRe’s results, please see its 10-K report for 2006 and its 2006 annual report, both of which will be posted on its website www.odysseyre.com.

Interest and Dividends
Interest and dividend income earned by the company’s insurance and reinsurance operations in 2006 increased to $559.0 from $345.4 in 2005 (2004 – $301.4), due primarily to higher short term interest rates and increased investment portfolios resulting from subsidiaries’ positive cash flow from operations, as well as the reduction in 2005 interest and dividend income caused by recording the company’s share of Advent’s $45.1 hurricane-affected 2005 net loss. Increased interest and dividend income in 2005 compared to 2004 was primarily due to higher short term interest rates and increased investment portfolios reflecting positive cash flow from operations, partially offset by the aforementioned company’s share of Advent’s hurricane-affected loss.

Realized Gains
Net realized gains earned by the company’s insurance and reinsurance operations increased in 2006 to $759.6 from $322.1 in 2005 (2004 – $183.2). Consolidated net realized gains in 2006 of $835.3 (comprised of net realized gains on portfolio investments of $765.6 and the $69.7 gain on the company’s OdysseyRe secondary offering) included net realized gains on portfolio investments in the Runoff and Other segment of $151.6 (including $111.6 related to common shares of OdysseyRe sold in the secondary offering, a portion of which was eliminated on consolidation resulting in a $69.7 gain on a consolidated basis). Consolidated net realized gains of $385.7 in 2005 included net realized gains on portfolio investments in the Runoff and Other segment of $59.2. Consolidated net realized gains of $313.6 in 2004 (comprised of net realized gains on portfolio investments of $273.5 and the $40.1 gain on the company’s Northbridge secondary offering) included net realized gains on portfolio investments in the Runoff and Other segment of $142.5. Consolidated net realized gains in 2006 included $251.0 (2005 – $107.8; 2004 – $69.7) of net losses (including mark-to-market adjustments recorded as

FAIRFAX FINANCIAL HOLDINGS LIMITED

realized losses), related to the company’s economic hedges against a decline in the equity markets and other derivatives in the company’s investment portfolio, primarily credit default swaps and bond warrants. Included in consolidated net realized gains for 2006 was a provision of $37.8 (2005 – $48.5; 2004 – $31.6) for other than temporary impairments and writedowns of certain bonds and common stocks.

Runoff and Other
The runoff business segment was formed with the acquisition on August 11, 1999 of the company’s interest in The Resolution Group (TRG), which was comprised of the runoff management expertise and experienced personnel of TRG, and a wholly-owned insurance subsidiary in runoff, International Insurance Company (IIC). The Runoff and Other segment currently consists of three groups: the U.S. runoff group, consisting primarily of TIG Insurance Company (TIG) and the business of Fairmont placed in runoff on January 1, 2006; the European runoff group (RiverStone Insurance UK and nSpire Re); and Group Re, which predominantly constitutes the participation by CRC (Bermuda), Wentworth (based in Barbados) and nSpire Re in certain of the reinsurance of Fairfax’s subsidiaries, which may be effected by quota share or through participation in those subsidiaries’ third party reinsurance programs. The U.S. and European runoff groups are managed by the dedicated TRG runoff management operation, identified under the RiverStone name, which has 346 full-time employees in the U.S. and Europe. Group Re’s activities are managed by Fairfax.

U.S. runoff group
The U.S. runoff group consists of TIG, Fairmont and Old Lyme Insurance (which is not significant). TIG, as it exists today, is the result of its merger with IIC, which was acquired via the TRG acquisition, 27.5% in 1999 and 72.5% in 2002. For a detailed description of the history of the U.S. runoff group, please refer to page 62 of Fairfax’s 2004 Annual Report.
During 2005, the trust established for the benefit of TIG at the commencement of TIG’s runoff in December 2002 was terminated and the remaining assets in the trust were released. The assets released were all the shares of the Fairmont companies and the remaining 2 million common shares of OdysseyRe.
Effective December 31, 2005, all the shares of the Fairmont legal entities were transferred to TIG from its immediate parent company in exchange for 7.7 million common shares of OdysseyRe (with a market value of $193.1 at December 31, 2005). As a result, the runoff of the Fairmont entities’ historical business was reported as part of the Runoff and Other segment effective January 1, 2006 (as noted previously, Fairmont’s business continued, beginning in 2006, as the Fairmont Specialty division of Crum & Forster).
Subsequent to year-end, on March 8, 2007 TIG’s application to the California Department of Insurance (its principal regulator) to pay an extraordinary dividend to its parent company in the amount of approximately $124.8 was approved. The dividend payment will be in the form of notes held by TIG issued by the company with face amounts totalling $122.5 plus accrued interest of approximately $2.3. After the dividend, the notes will be cancelled by the company. After giving effect to these transactions, it is expected that TIG will continue to have policyholder surplus and risk-based capital that satisfy the requirements of the California Department of Insurance. These intercompany transactions will have no impact on the company’s consolidated financial statements.

European runoff group
The European runoff group consists principally of RiverStone Insurance UK and nSpire Re.
RiverStone Insurance UK includes Sphere Drake Insurance and Syndicate 3500. Sphere Drake Insurance ceased underwriting and was put into runoff in 1999. In 2004, substantially all of Sphere Drake Insurance’s insurance and reinsurance portfolio was amalgamated into RiverStone Insurance UK, forming the unified European runoff portfolio. RiverStone Insurance UK resulted from the amalgamation during 2002 of RiverStone Stockholm, Sphere Drake Bermuda and CTR’s non-life operations, all of which ceased underwriting and were put into runoff between 1999 and 2001. In November 2003, RiverStone formed a new runoff syndicate at Lloyd’s of London, Syndicate 3500, to provide reinsurance-to-close for the 2000 and prior underwriting years of Kingsmead syndicates 271 and 506 for which TIG, along with third party capital providers, had provided underwriting capacity for 2000 and prior underwriting years. In 2005, gross and net provisions for claims of $32.7 and $20.2, respectively, were transferred to Syndicate 3500 as a result of the reinsurance-to-close of the 2001 year of account of Syndicate 506. RiverStone Insurance UK reinsures the insurance and reinsurance portfolio of Syndicate 3500. This transaction allowed RiverStone to integrate direct management of these liabilities into the European runoff platform.
During 2005, RiverStone Insurance UK obtained U.S. court sanction for the previously English court-approved transfer of certain obligations from an affiliate, to facilitate its carrying on the European runoff as described above. The obtaining of these approvals will not result in the acceleration of the making or payment of claims or have any other material effect on the operation of the European runoff.
nSpire Re, headquartered in Ireland, reinsures the insurance and reinsurance portfolios of RiverStone Insurance UK. nSpire Re’s insurance and reinsurance obligations are guaranteed by Fairfax. RiverStone Insurance UK, with 102 full-time employees in its offices in the United Kingdom, provides the management (including claims handling) of nSpire Re’s insurance and reinsurance liabilities and the collection and management of its reinsurance assets. nSpire Re provides consolidated investment and liquidity management services to the European runoff group. In addition to its role in the consolidation of the European runoff companies, nSpire Re also has two other mandates, described in the following paragraph and under Group Re below.
nSpire Re served as the entity through which Fairfax primarily provided financing for the acquisition of its U.S. insurance and reinsurance companies. nSpire Re’s capital and surplus includes $1.5 billion of equity in Fairfax’s U.S. holding company and company debt resulting from those acquisitions. For each of its U.S. acquisitions, Fairfax financed the acquisition, at the Canadian holding company, with an issue of subordinate voting shares and long term debt. The proceeds of this long term financing were invested in nSpire Re’s capital which then provided the acquisition financing to Fairfax’s U.S. holding company to complete the acquisition.
Related party transactions of nSpire Re, including its provision of reinsurance to affiliates, is effected on market terms and at market prices, and require approval by nSpire Re’s board of directors, three of whose five members are unrelated to Fairfax. nSpire Re’s accounts are audited annually by PricewaterhouseCoopers LLP, and its reserves are certified annually by Milliman USA and are included in the consolidated reserves on which PricewaterhouseCoopers LLP provides an annual valuation actuary’s report.
In January 2005, the European runoff group purchased Compagnie de Réassurance d’Ile de France (Corifrance), a French reinsurance company in runoff, for $59.8 (€44.0). The purchase price was the amount by which the $122.2 (€89.9) fair value of Corifrance’s assets exceeded the $62.4 (€45.9) fair value of Corifrance’s liabilities. As part of the consideration for the purchase, the European runoff group received an indemnity from the seller, capped at the amount of the

FAIRFAX FINANCIAL HOLDINGS LIMITED

purchase price and expiring on December 31, 2007 for any adverse development of the net reserves acquired.

Group Re
Consistent with the company’s objective of retaining more business for its own account in favourable market conditions, CRC (Bermuda), Wentworth and nSpire Re may participate in certain of the reinsurance of Fairfax’s subsidiaries, by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms and pricing as the third party reinsurers. The provision of such reinsurance, which may vary by program and by subsidiary, is reported as “Group Re”. Since 2004, Group Re, through nSpire Re, CRC and Wentworth, has also written third party business. Group Re’s cumulative pre-tax income since its inception in 2002 is $80.5, notwithstanding its hurricane-related $80.0 pre-tax loss in 2005.

Swiss Re Corporate Insurance Cover
As part of its acquisition of TIG effective April 13, 1999, Fairfax purchased a $1 billion corporate insurance cover ultimately reinsured with a Swiss Re subsidiary (the Swiss Re corporate insurance cover), protecting it, on an aggregate basis, from adverse development of claims and uncollectible reinsurance above the aggregate reserves set up by all of its subsidiaries (including TIG, but not including other subsidiaries acquired after 1998) at December 31, 1998. At December 31, 2004, the company had ceded losses under this cover utilizing the full $1 billion limit of that cover.
As of December 31, 2002, Fairfax assigned the full benefit of the Swiss Re corporate insurance cover to nSpire Re which had previously provided the indirect benefit of the Swiss Re corporate insurance cover to TIG and the European runoff companies. Although Fairfax remained legally liable for its original obligations with respect to the Swiss Re corporate insurance cover, under the terms of the assignment agreement, nSpire Re was responsible to Fairfax for all premium and interest payments after 2002 for any additional losses ceded to the Swiss Re corporate insurance cover.
On July 27, 2006, nSpire Re exercised its right to commute the Swiss Re corporate insurance cover, as it had determined with Fairfax that based on projected payout patterns and other financial considerations, that the cover no longer provided it with a commercial or economic advantage. At the time of the commutation on August 3, 2006, Fairfax also terminated its $450 letter of credit facility effectively secured by the assets held in trust derived from the premiums on the Swiss Re corporate insurance cover and the accumulated interest thereon. By virtue of the commutation, the $587.4 of funds withheld in trust under the Swiss Re corporate insurance cover were paid to nSpire Re. nSpire Re deployed approximately $450 of those funds to secure or settle $450 of its reinsurance obligations to other Fairfax subsidiaries previously secured by letters of credit issued under the former letter of credit facility.

Commutations
On August 3, 2006, nSpire Re commuted the Swiss Re corporate insurance cover, as described in the immediately preceding section. The accounting effect of the commutation, recorded in 2006, was a non-cash pre-tax and after-tax loss of $412.6. The commutation resulted in a $1 billion decrease in the balance recoverable from reinsurers and a $587.4 decrease in funds withheld payable to reinsurers.
During 2005, in pursuance of Fairfax’s goal of simplifying its runoff structure and in recognition of the strength and stability achieved by TIG (U.S. runoff) since the commencement of TIG’s runoff in December 2002, TIG commuted the adverse development covers provided to it by Chubb Re soon after the commencement of its runoff, and agreed to commute the adverse development cover provided to IIC (with which TIG merged soon after the commencement of its runoff) by Ridge Re (a subsidiary of Xerox) at the time of Xerox’s restructuring of its financial services businesses in 1992. The Chubb Re commutation resulted in a $103.1 operating loss recorded in 2005 (the inception of the Chubb Re cover had resulted in an $89.2 operating gain in 2003), while the Ridge Re commutation had no material effect on income. Effects of the commutations were that TIG’s provision for claims increased by the amount of reserves that were formerly reinsured, and TIG’s cash increased by the cash it received on the commutation – approximately $197 from the Chubb Re commutation and $373.3 from the Ridge Re commutation, which was agreed to during the fourth quarter of 2005 and which closed in 2006. The $373.3 cash proceeds on the Ridge Re commutation was received in March 2006 and was included in accounts receivable and other at December 31, 2005.

Results and balance sheet
Set out below is a summary of the operating results of Runoff and Other for the years ended December 31, 2006, 2005 and 2004.
Year ended December 31, 2006

	U.S.	Europe	Group Re	Total
Gross premiums written	163.2	(2.3)	325.9	486.8

Net premiums written	20.3	(1.3)	314.5	333.5

Net premiums earned	86.3	(1.0)	332.4	417.7
Losses on claims (excluding the reinsurance commutation below)	(129.4)	(39.7)	(223.9)	(393.0)
Operating expenses	(41.2)	(66.6)	(94.1)	(201.9)
Interest and dividends	79.9	9.4	27.1	116.4

Operating income (loss)	(4.4)	(97.9)	41.5	(60.8)
Realized gains (except as noted below)	11.7	9.4	18.9	40.0

Pre-tax income (loss) before the undernoted	7.3	(88.5)	60.4	(20.8)
Loss on reinsurance commutation(1)	–	(412.6)	–	(412.6)
Realized gain on sale of OdysseyRe shares(2)	111.6	–	–	111.6

Pre-tax income (loss) before interest and other	118.9	(501.1)	60.4	(321.8)

Year ended December 31, 2005

	U.S.	Europe	Group Re	Total
Gross premiums written	14.8	28.6	334.2	377.6

Net premiums written	(15.2)	28.7	326.5	340.0

Net premiums earned	(20.1)	41.3	314.9	336.1
Losses on claims (excluding the reinsurance commutation below)	(181.4)	(247.0)	(337.9)	(766.3)
Operating expenses	(20.8)	(85.5)	(80.6)	(186.9)
Interest and dividends	49.0	(16.3)	9.9	42.6

Operating income (loss)	(173.3)	(307.5)	(93.7)	(574.5)
Realized gains (losses)	(0.1)	45.6	13.7	59.2

Pre-tax loss before the undernoted	(173.4)	(261.9)	(80.0)	(515.3)
Loss on reinsurance commutation(1)	(103.1)	–	–	(103.1)

Pre-tax loss before interest and other	(276.5)	(261.9)	(80.0)	(618.4)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2004

	U.S.	Europe		Group Re	Total
Gross premiums written	67.8	117.1		399.3	584.2

Net premiums written	17.1	25.2		341.4	383.7

Net premiums earned	66.3	45.2		345.2	456.7
Losses on claims	(62.7)	(187.8)		(254.2)	(504.7)
Operating expenses	(55.3)	(72.1)		(78.4)	(205.8)
Interest and dividends	32.4	(14.2)		23.1	41.3

Operating income (loss)	(19.3)	(228.9)		35.7	(212.5)
Realized gains (except as noted below)	74.9	1.3		15.0	91.2

Pre-tax income (loss) before the undernoted	55.6	(227.6)		50.7	(121.3)
Realized gains (losses) on intra-group sales	61.6 (3)	(10.3	)(4)	–	51.3

Pre-tax income (loss) before interest and other	117.2	(237.9)		50.7	(70.0)

(1)	See “Commutations” discussion preceding this section.

(2)	Realized gain on the sale in 2006 of OdysseyRe shares by U.S. runoff companies to facilitate the company’s OdysseyRe secondary offering (a portion of which was eliminated on consolidation, resulting in a $69.7 gain on a consolidated basis).

(3)	Realized gain on the sale in 2004 of Northbridge shares by U.S. runoff companies to other Fairfax group companies to facilitate the company’s Northbridge secondary offering (this gain was eliminated on consolidation).

(4)	Realized loss on a sale in 2004 of bonds by European runoff companies to other Fairfax group companies (this loss was eliminated on consolidation).
The Runoff and Other segment’s 2006 pre-tax loss of $321.8 included the undernoted transactions with a net negative financial impact of $301.0. Excluding these transactions, the 2006 pre-tax loss for the Runoff and Other segment amounted to $20.8.

•	$412.6 non-cash pre-tax and after-tax loss on the commutation of the Swiss Re corporate insurance cover in the third quarter; and

•	$111.6 pre-tax gain on OdysseyRe common shares sold by runoff companies to facilitate the company’s OdysseyRe secondary offering in the fourth quarter.
The $20.8 pre-tax loss in 2006 for the Runoff and Other segment remaining after the two transactions noted above included the following:

•	$60.4 of pre-tax income earned by Group Re during 2006, including underwriting profit of $14.4, interest and dividends of $27.1 and net realized gains of $18.9;

•	$60.6 of pre-tax charges for net reserve strengthening in U.S. runoff, primarily attributable to strengthening of workers’ compensation and general liability reserves as well as ULAE reserves;

•	$15.2 of pre-tax charges for net reserve strengthening in European runoff, primarily arising from U.S. construction defect and public entity excess claims and including a $33.8 pre-tax gain on the commutation of an intercompany reinsurance treaty with OdysseyRe during the third quarter (this gain was eliminated in the consolidation of 2006 Fairfax results);

•	$14.7 of pre-tax charges related to the restructuring and downsizing of the worldwide runoff organization announced during the fourth quarter; and

•	$9.3 of pre-tax income representing the excess of interest and dividend income and net realized gains over runoff operating and other costs incurred during 2006.

The 2005 Runoff and Other pre-tax loss of $618.4 included the following charges totaling $526.1:

•	$105.6 of Group Re losses arising from Hurricanes Katrina, Rita and Wilma;

•	$78.0 of reserve strengthening on certain U.S. runoff discontinued program business;

•	$43.8 of mark-to-market adjustments on runoff derivative securities positions;

•	$138.8 of reserve strengthening in European runoff;

•	$139.2 as the result of reinsurance commutations and the settlement of reinsurance disputes; and

•	$20.7 in connection with the closure and consolidation of claims processing locations.
The remaining amount of 2005 pre-tax loss resulted from operating and other costs in excess of net investment income, partially offset by net realized gains on securities sold.
The Runoff and Other segment’s 2004 pre-tax loss of $70.0 included pre-tax income generated by Group Re of $50.7 despite the impact of the 2004 hurricanes. Excluding the gain on Northbridge shares sold to facilitate the company’s 2004 secondary offering, the U.S. runoff group’s pre-tax income of $55.6 in 2004 reflected operating and other costs in excess of net investment income, substantially offset by realized gains (including the $59.5 gain on the sale of Zenith National shares). Excluding the footnoted loss on intercompany sales of bonds, for the year ended December 31, 2004 the European runoff group had a pre-tax loss of $227.6, of which $75.0 reflected a strengthening of U.S. construction defect reserves, $22.5 related to various costs and losses allocated to the European runoff group and the remainder was primarily attributable to operating and other costs in excess of net investment income and to the investment income being reduced as a result of funds withheld requirements under the Swiss Re corporate insurance cover.
Runoff cash flow is volatile and ensuring its sufficiency requires constant focus. This situation stems principally from the requirement to pay gross claims initially while third party reinsurance is only collected subsequently in accordance with its terms and from the delay, until some time after claims are paid, of the release of assets pledged to secure the payment of those claims. During 2006, the runoff group required cash flow funding from Fairfax of $160.0 prior to the commutation of the Swiss Re corporate insurance cover in the third quarter. (During 2005, the runoff group required cash flow funding from Fairfax of approximately $163.5, excluding $75.0 in connection with Group Re hurricane losses). As a result of the commutation of the Swiss Re corporate insurance cover, based upon European runoff’s projected plans and absent unplanned adverse developments, it is expected that European runoff will not require any cash from Fairfax for at least the 2007 fiscal year. After 2007, the amount of cash support which may be required will depend on a number of factors including investment income, further expense reductions, development of reserves and timing of claim payments, but based on current projections, it is expected that any annual cash support required from Fairfax would not be significant in relation to holding company cash resources.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Set out below are the balance sheets for Runoff and Other as at December 31, 2006 and 2005.
December 31, 2006

	U.S.	European		Intrasegment	Runoff and
	Runoff	Runoff	Group Re	Eliminations	Other
Assets
Accounts receivable and other	53.5	175.3	62.9	1.1	292.8
Recoverable from reinsurers	2,376.2	440.4	0.4	(111.9)	2,705.1
Portfolio investments	1,733.5	821.5	549.2	–	3,104.2
Deferred premium acquisition costs	–	5.5	1.5	–	7.0
Future income taxes	728.9	31.0	–	–	759.9
Premises and equipment	0.4	5.7	–	–	6.1
Due from affiliates	124.0	65.3	–	(71.8)	117.5
Other assets	2.4	17.3	–	–	19.7
Investments in Fairfax affiliates	160.2	48.2	142.8	–	351.2

Total assets	5,179.1	1,610.2	756.8	(182.6)	7,363.5

Liabilities
Accounts payable and accrued liabilities	85.7	179.2	0.2	–	265.1
Securities sold but not yet purchased	3.7	–	–	–	3.7
Due to affiliates	–	–	71.8	(71.8)	–
Funds withheld payable to reinsurers	14.7	18.4	3.1	1.1	37.3
Provision for claims	3,656.7	1,568.4	398.7	(111.9)	5,511.9
Unearned premiums	43.2	22.5	97.0	–	162.7

Total liabilities	3,804.0	1,788.5	570.8	(182.6)	5,980.7

Shareholders’ equity	1,375.1	(178.3)	186.0	–	1,382.8

Total liabilities and shareholders’ equity	5,179.1	1,610.2	756.8	(182.6)	7,363.5

December 31, 2005

	U.S.	European		Intrasegment	Runoff and
	Runoff	Runoff	Group Re	Eliminations	Other
Assets
Accounts receivable and other	420.6	189.9	46.3	(2.2)	654.6
Recoverable from reinsurers	2,519.2	1,629.0	40.4	(110.3)	4,078.3
Portfolio investments	1,313.8	1,113.5	497.5	–	2,924.8
Deferred premium acquisition costs	–	10.6	0.1	–	10.7
Future income taxes	697.7	98.9	0.7	–	797.3
Premises and equipment	0.7	7.8	–	–	8.5
Due from affiliates	122.2	43.3	–	(71.0)	94.5
Other assets	–	14.9	–	–	14.9
Investments in Fairfax affiliates	340.7	48.1	98.8	–	487.6

Total assets	5,414.9	3,156.0	683.8	(183.5)	9,071.2

Liabilities
Accounts payable and accrued liabilities	102.4	201.4	4.8	–	308.6
Securities sold but not yet purchased	3.9	–	–	–	3.9
Due to affiliates	–	–	71.0	(71.0)	–
Funds withheld payable to reinsurers	16.0	603.4	3.2	(2.2)	620.4
Provision for claims	3,926.4	2,078.6	385.4	(110.3)	6,280.1
Unearned premiums	23.1	41.7	90.9	–	155.7

Total liabilities	4,071.8	2,925.1	555.3	(183.5)	7,368.7

Shareholders’ equity	1,343.1	230.9	128.5	–	1,702.5

Total liabilities and shareholders’ equity	5,414.9	3,156.0	683.8	(183.5)	9,071.2

The balance sheet for Runoff and Other represents the sum of individual entity balance sheets even though the individual entities are not necessarily a part of the same ownership structure. The European runoff balance sheet excludes the $1.5 billion of capital, as previously discussed, which was provided to nSpire Re to facilitate the acquisitions of U.S. insurance and reinsurance companies. The following commentary relates to the balance sheet as at December 31, 2006.
Approximately $664.2 and $252.1 of the cash and short term investments and portfolio investments held by U.S. runoff and European runoff, respectively, are pledged in the ordinary course of carrying on their business, to support insurance and reinsurance obligations. Reinsurance recoverables include, in the U.S. runoff segment, $504.1 emanating from IIC, predominantly representing reinsurance recoverables on asbestos, pollution and health hazard

FAIRFAX FINANCIAL HOLDINGS LIMITED

(APH) claims, and include, in the European runoff segment, $41.3 of reinsurance recoverables on APH claims.
Significant changes to the 2006 balance sheet of the Runoff and Other segment compared to the 2005 balance sheet are primarily related to the commutations of the Swiss Re corporate insurance cover and the Ridge Re adverse development cover and to the transfer to U.S. runoff of the Fairmont legal entities effective January 1, 2006 (Fairmont’s ongoing business was continued as the Fairmont Specialty division of Crum & Forster). The commutation of the Swiss Re corporate insurance cover resulted in a $1 billion decrease in the balance recoverable from reinsurers and a $587.4 decrease in funds withheld payable to reinsurers. The $412.6 pre-tax and after-tax loss on the commutation contributed to the 2006 $321.8 pre-tax loss for the Runoff and Other segment, reflected in the $319.7 decrease in shareholders’ equity of the segment. The $361.8 decrease in accounts receivable and other primarily reflects the receipt on closing in March 2006 of the $373.3 cash proceeds of TIG’s 2005 commutation of the Ridge Re adverse development cover. U.S. runoff’s acquisition of the Fairmont legal entities contributed to the increase in portfolio investments and added to its provision for claims (which experienced a net decrease of $768.2 as a result of the continuing claims runoff).
The $759.9 future income taxes asset consists of $728.9 in the U.S. runoff segment and $31.0 in the European runoff segment. The $728.9 future income taxes asset on the U.S. runoff balance sheet consists principally of approximately $101.9 of temporary differences and approximately $627.0 of capitalized U.S. operating losses which have already substantially been used by other Fairfax subsidiaries within the U.S. consolidated tax return (and have therefore been eliminated in the preparation of the company’s consolidated balance sheet) but which remain with the U.S. runoff companies on a stand-alone basis. The unused portion of the future income taxes asset may be realized (as it has been in recent years) by filing a consolidated tax return whereby TIG’s net operating loss carryforwards are available to offset taxable income at Crum & Forster and other Fairfax subsidiaries within the U.S. consolidated tax return. (As previously discussed, OdysseyRe was deconsolidated from the U.S. consolidated tax group on August 28, 2006.)
Runoff and Other’s investments in Fairfax affiliates consist of:

Affiliate	% interest
OdysseyRe (TIG)	14.0
Cunningham Lindsey (nSpire Re, CRC (Bermuda), TIG, Fairmont)	81.0
Fairfax Asia (Wentworth)	70.5
TRG Holdings (Class 1 shares) (nSpire Re, CRC (Bermuda), Wentworth)	47.4
U.S. runoff’s consolidated GAAP shareholders’ equity of $1,375.1 as at December 31, 2006, shown in the balance sheet above, differs from TIG’s standalone statutory surplus of $683.4 primarily because it includes future income taxes (TIG’s standalone $606.2 of the U.S. runoff’s consolidated $728.9 of future income taxes) and the reinsurance recoverables which are eliminated from the statutory surplus pursuant to a statutory schedule F penalty ($102.7, principally reinsurance due from non-U.S. reinsurers which are not licensed in the United States).

Interest expense
Consolidated interest expense increased to $210.4 for the year ended December 31, 2006 from $200.4 in 2005, primarily reflecting additional interest expense on $100.0 of senior notes issued by OdysseyRe in the first quarter of 2006. Interest expense increased in 2005 as compared to 2004, reflecting interest expense on the additional Fairfax debt issued during 2004 and the OdysseyRe debt issued in the second quarter of 2005. Consolidated interest expense comprised the following:

	2006	2005	2004
Fairfax	125.2	121.7	104.6
Crum & Forster	33.0	32.9	33.2
OdysseyRe	37.5	30.0	25.6
Cunningham Lindsey	14.7	15.8	13.3

	210.4	200.4	176.7

Corporate overhead and other
Corporate overhead and other consists of the expenses of all of the group holding companies net of the company’s investment management and administration fees and investment income earned on Fairfax’s cash, short term investments and marketable securities, and comprised the following:

	2006	2005	2004
Fairfax corporate overhead (net of investment income)	61.6	25.6	56.9
Investment management and administration fees	(55.0)	(55.8)	(32.7)
Corporate overhead of subsidiary holding companies	40.0	44.5	31.9
Internet and technology expenses	0.6	2.8	9.6
Other	–	(8.7)	8.4

	47.2	8.4	74.1

Fairfax corporate overhead costs increased significantly in 2006 over 2005 primarily as a result of increased professional fees (legal, audit and consulting) related to ongoing SEC subpoenas, litigation matters and restatements as well as to increased personnel costs and capital taxes. The decline in corporate overhead costs of subsidiary holding companies reflects reduced professional fees and personnel costs, partially offset by increased charitable contributions.
Corporate overhead costs in 2005 decreased at Fairfax relative to 2004 due to increased investment income. Subsidiary corporate overhead costs increased in 2005 compared to 2004 primarily as a result of additional professional fees and personnel retirement costs. Investment management and administration fees increased due to the growth of investment assets and higher incentive performance fees earned. Internet and technology expenses decreased in 2005 as revenues and earnings of MFX, the company’s technology subsidiary, were increasingly derived from a significant number of third party clients.

Income Taxes
Income tax expense of $485.6 was recorded in 2006 compared to an income tax recovery of $66.3 in 2005, reflecting, in 2006, improved underwriting profitability, significantly increased interest, dividends and net realized gains, reduced catastrophe losses and reduced charges related to the company’s runoff unit. The effective income tax rate in 2006 exceeded the company’s statutory income tax rate as a result of significant losses having been incurred in jurisdictions with relatively lower corporate income tax rates (including the pre-tax and after-tax $412.6 loss on the commutation of the Swiss Re corporate insurance cover which was incurred in the company’s nSpire Re subsidiary), combined with recording of valuation allowances (primarily in the U.K. and Ireland).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Non-controlling interests
The non-controlling interests on the company’s consolidated statements of earnings represent the public minority interests in the net earnings or loss of Northbridge, OdysseyRe and Cunningham Lindsey, as summarized in the table below.

	2006	2005	2004
Northbridge	59.5	66.7	48.5
OdysseyRe	106.0	(21.6)	36.2
Cunningham Lindsey	–	1.3	(5.1)

	165.5	46.4	79.6

Non-controlling interests on the consolidated balance sheet as at December 31, 2006 represent the minority shareholders’ 40.8% share of the underlying net assets of Northbridge ($408.1), 40.4% share of the underlying net assets of OdysseyRe ($863.1) and 19.0% share of the underlying net assets of Cunningham Lindsey ($17.6). All of the assets and liabilities, including long term debt, of these companies are included in the company’s consolidated balance sheet.
Provision for Claims
Since 1985, in order to ensure so far as possible that the company’s provision for claims (often called “reserves”) is adequate, management has established procedures so that the provision for claims at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the chief actuary at Fairfax’s head office, and one or more independent actuaries, including an independent valuation actuary whose report appears in each Annual Report.
In the ordinary course of carrying on their business, Fairfax’s insurance, reinsurance and runoff companies pledge their own assets as security for their own obligations to pay claims or to make premium (and accrued interest) payments. Common situations where assets are so pledged, either directly, or to support letters of credit issued for the following purposes, are regulatory deposits (such as with states for workers’ compensation business), deposits of funds at Lloyd’s in support of London market underwriting, and the provision of security as a non-admitted company, as security for claims assumed or to support funds withheld obligations. Generally, the pledged assets are released as the underlying payment obligation is fulfilled. The $2.2 billion of cash and investments pledged by the company’s subsidiaries, referred to in note 4 to the consolidated financial statements, represents the aggregate amount as at the balance sheet date that has been pledged in the ordinary course of business to support each pledging subsidiary’s respective obligations, as described in this paragraph (these pledges do not involve the cross-collateralization by one group company of another group company’s obligations).
Claims provisions are established by our primary insurance companies by the case method as claims are initially reported. The provisions are subsequently adjusted as additional information on the estimated amount of a claim becomes known during the course of its settlement. Our reinsurance companies rely on initial and subsequent claims reports received from ceding companies to establish our estimated provisions. In determining our provision to cover the estimated ultimate liability for all of our insurance and reinsurance obligations, a provision is also made for management’s calculation of factors affecting the future development of claims including IBNR (incurred but not reported) based on the volume of business currently in force and the historical experience on claims.

As time passes, more information about the claims becomes known and provision estimates are consequently adjusted upward or downward. Because of the estimation elements encompassed in this process, and the time it takes to settle many of the more substantial claims, several years may be required before a meaningful comparison of actual losses to the original provisions can be developed.
The development of the provision for claims is shown by the difference between estimates of reserves as of the initial year-end and the re-estimated liability at each subsequent year-end. This is based on actual payments in full or partial settlement of claims, plus re-estimates of the reserves required for claims still open or claims still unreported. Favourable development (redundancies) means that subsequent reserve estimates are lower than originally indicated, while unfavourable development means that the original reserve estimates were lower than subsequently indicated. The $285.1 aggregate net unfavourable development in 2006 (excluding the effects of the commutation of the Swiss Re corporate insurance cover) is comprised as shown in the following table:

	(Favourable)/Unfavourable
	2006	2005
Canadian Insurance -Northbridge	47.8	(31.4)
U.S. insurance – Crum & Forster	(48.9)	(31.3	) (1)
Fairfax Asia	2.8	5.1
Reinsurance – OdysseyRe	185.4	166.5
Runoff and Other	98.0	449.4

Total	285.1	558.3

(1)	Net of $26.7 of redundancies inuring to the benefit of aggregate stop loss covers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table presents a reconciliation of the provision for claims and loss adjustment expense (LAE) for the insurance, reinsurance and Runoff and Other lines of business for the past five years. As shown in the table, the sum of the provision for claims for all of Fairfax’s insurance, reinsurance and Runoff and Other operations is $15,502.3 as at December 31, 2006 – the amount shown as provision for claims on Fairfax’s consolidated balance sheet.
Reconciliation of Provision for Claims and LAE as at December 31

	2006	2005	2004	2003	2002
Insurance subsidiaries owned throughout the year	3,184.0	3,037.3	2,699.8	2,356.7	1,932.1
Insurance subsidiaries acquired during the year	–	–	21.1	–	–

Total insurance subsidiaries	3,184.0	3,037.3	2,720.9	2,356.7	1,932.1

Reinsurance subsidiaries owned throughout the year	4,403.1	3,865.4	3,055.4	2,340.9	1,834.3
Reinsurance subsidiaries acquired during the year	–	–	77.1	–	10.3

Total reinsurance subsidiaries	4,403.1	3,865.4	3,132.5	2,340.9	1,844.6

Runoff and Other subsidiaries owned throughout the year	3,071.5	2,421.3	1,968.1	2,463.6	3,343.6
Runoff and Other subsidiaries acquired during the year	–	38.2	–	–	40.5

Total Runoff and Other subsidiaries	3,071.5	2,459.5	1,968.1	2,463.6	3,384.1

Federated Life(1)	–	–	26.2	24.1	18.3

Total provision for claims and LAE	10,658.6	9,362.2	7,847.7	7,185.3	7,179.1
Reinsurance gross-up	4,843.7	6,872.9	7,318.3	7,386.9	6,232.5

Total including gross-up	15,502.3	16,235.1	15,166.0	14,572.2	13,411.6

(1)	Former Northbridge life insurance subsidiary sold in 2005.
The nine tables that follow show the reconciliation and the reserve development of Northbridge (Canadian insurance), Crum & Forster (U.S. insurance), Fairfax Asia (Asian insurance), OdysseyRe (Reinsurance) and Runoff and Other’s net provision for claims. Because business is written in various locations, there will necessarily be some distortions caused by foreign currency fluctuations. The insurance operations’ tables are presented in Canadian dollars for Northbridge (Canadian insurance) and in U.S. dollars for U.S. and Asian insurance. The OdysseyRe (Reinsurance) and Runoff and Other tables are presented in U.S. dollars as the reinsurance and runoff businesses are substantially transacted in that currency.
In all cases, the company strives to establish adequate provisions at the original valuation date, so that if there is any development from the past, it will be favourable development. The reserves will always be subject to upward or downward development in the future, and future development could be significantly different from the past due to many unknown factors.
With regard to the four tables below showing claims reserve development, note that when in any year there is a redundancy or reserve strengthening for a prior year, the amount of the change in favourable (unfavourable) development thereby reflected for that prior year is also reflected in the favourable (unfavourable) development for each year thereafter.
  Canadian Insurance – Northbridge
The following table shows for Northbridge (excluding Federated Life, which was sold in 2005) the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2002 through 2006. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.
Reconciliation of Provision for Claims – Northbridge

	2006	2005	2004	2003	2002
	(In Cdn $ except as indicated)
Provision for claims and LAE at January 1	1,408.7	1,153.9	855.4	728.9	621.9

Incurred losses on claims and LAE
Provision for current accident year’s claims	780.8	825.9	736.3	619.6	525.5
Foreign exchange effect on claims	0.8	(5.8)	(13.3)	(27.2)	(1.5)
Increase (decrease) in provision for prior accident years’ claims	54.1	(38.1)	15.0	19.2	8.2

Total incurred losses on claims and LAE	835.7	782.0	738.0	611.6	532.2

Payments for losses on claims and LAE
Payments on current accident year’s claims	(251.1)	(248.1)	(206.1)	(211.4)	(224.5)
Payments on prior accident years’ claims	(353.1)	(279.1)	(233.4)	(273.7)	(200.7)

Total payments for losses on claims and LAE	(604.2)	(527.2)	(439.5)	(485.1)	(425.2)

Provision for claims and LAE at December 31	1,640.2	1,408.7	1,153.9	855.4	728.9
Exchange rate	0.8593	0.8561	0.8347	0.7738	0.6330
Provision for claims and LAE at December 31 converted to U.S. dollars	1,409.5	1,205.9	963.1	661.9	461.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for Northbridge (excluding Federated Life, which was sold in 2005) the original provision for claims reserves including LAE at each calendar year-end commencing in 1996, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.
Provision for Northbridge’s Claims Reserve Development

As at
December 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
	(In Cdn$)
Provision for claims including LAE	552.8	569.0	593.3	603.3	585.5	621.9	728.9	855.4	1,153.9	1,408.7	1,640.2
Cumulative payments as of:
One year later	195.0	193.5	196.8	218.9	223.7	200.7	273.7	233.4	279.1	353.1
Two years later	298.2	294.4	315.9	334.4	333.8	366.6	396.9	377.9	441.8
Three years later	369.6	377.0	398.3	417.8	458.2	451.4	500.1	493.3
Four years later	428.6	441.1	455.4	516.9	525.3	527.2	577.1
Five years later	470.3	487.2	533.1	566.7	573.9	580.6
Six years later	498.4	545.6	567.4	600.7	609.0
Seven years later	547.0	572.2	590.4	627.3
Eight years later	567.1	588.4	608.7
Nine years later	579.4	601.9
Ten years later	590.1
Reserves re-estimated as of:
One year later	550.3	561.5	573.9	596.7	617.9	630.1	724.8	864.8	1,114.6	1,461.7
Two years later	551.2	556.6	574.1	621.6	634.3	672.3	792.1	880.8	1,094.0
Three years later	552.2	561.0	593.3	638.0	673.9	721.8	812.2	890.1
Four years later	556.6	580.7	607.3	674.9	717.2	741.6	826.9
Five years later	567.2	592.3	644.6	711.8	724.5	752.2
Six years later	579.3	624.8	673.5	714.0	734.8
Seven years later	607.5	650.8	674.4	723.8
Eight years later	630.8	652.2	687.5
Nine years later	631.8	663.7
Ten years later	642.2
Favourable (unfavourable) development	(89.4)	(94.7)	(94.2)	(120.5)	(149.3)	(130.3)	(98.0)	(34.7)	59.9	(53.0)
Amounts in this paragraph are in Canadian dollars. Northbridge experienced $53.0 of net unfavourable development in 2006 mainly as a result of new claims and net claim development of $103.2 on the 2005 hurricanes, partially offset by favourable experience on automobile and property lines of business, favourable development on the industry Facility Association pool and favourable development on prior years’ reserves of $1.1 from foreign exchange.
As shown in Northbridge’s annual report, on an accident year basis (under which all claims attribute back to the year of loss, regardless of when they are reported or adjusted), Northbridge’s annual weighted average reserve development for the last ten accident years has been favourable (redundant) by 2.8%.

  U.S. Insurance – Crum & Forster
The following table shows for Fairfax’s U.S. insurance operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2002 through 2006. Beginning in 2006, U.S. insurance consists of Crum & Forster only (the years prior to 2006 include Fairmont, the business of which was assumed by Crum & Forster effective January 1, 2006 while the Fairmont entities were transferred to U.S. runoff). The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.
Reconciliation of Provision for Claims – U.S. Insurance

	2006	2005	2004		2003	2002
Provision for claims and LAE at January 1	1,756.7	1,703.1	1,669.7		1,447.6	1,535.5

Transfer of Fairmont to Runoff	(146.2)	–	–		–	–
Incurred losses on claims and LAE
Provision for current accident year’s claims	762.2	785.9	795.4		585.5	517.4
Increase (decrease) in provision for prior accident years’ claims	(48.9)	(31.3)	(30.1	) (1)	40.5	20.8

Total incurred losses on claims and LAE	713.3	754.6	765.3		626.0	538.2

Payments for losses on claims and LAE
Payments on current accident year’s claims	(158.0)	(171.5)	(185.6)		(123.8)	(148.0)
Payments on prior accident years’ claims	(478.9)	(529.5)	(546.3)		(280.1)	(478.1)

Total payments for losses on claims and LAE	(636.9)	(701.0)	(731.9)		(403.9)	(626.1)

Provision for claims and LAE at December 31	1,686.9	1,756.7	1,703.1		1,669.7	1,447.6

(1)	Offset in Crum & Forster’s underwriting results by ceding premiums paid on strengthening prior years’ loss reserves, resulting in a net cost to Crum & Forster of $25.0.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for Crum & Forster the original provision for claims reserves including LAE at each calendar year-end commencing in 1998, the subsequent cumulative payments made on account of these years and the subsequent re-estimated amounts of these reserves.
Provision for Crum & Forster’s Claims Reserve Development

As at
December 31	1998	1999	2000	2001	2002	2003	2004	2005	2006
Provision for claims including LAE	2,491.9	2,187.5	1,736.6	1,318.2	1,238.4	1,538.2	1,578.2	1,610.6	1,686.9
Cumulative payments as of:
One year later	664.5	757.4	667.2	447.0	161.3	460.0	466.0	478.9
Two years later	1,228.1	1,301.8	1,012.2	525.0	514.5	792.2	796.7
Three years later	1,640.5	1,568.4	1,083.8	812.4	780.0	1,045.1
Four years later	1,910.0	1,633.9	1,311.1	1,029.8	970.2
Five years later	1,911.0	1,855.3	1,483.6	1,185.5
Six years later	2,074.8	2,023.8	1,613.9
Seven years later	2,223.0	2,151.5
Eight years later	2,333.5
Reserves re-estimated as of:
One year later	2,507.0	2,263.1	1,691.0	1,337.7	1,278.6	1,508.1	1,546.9	1,561.7
Two years later	2,523.5	2,269.2	1,708.3	1,411.7	1,285.9	1,536.0	1,509.2
Three years later	2,526.4	2,282.0	1,754.8	1,420.7	1,308.2	1,513.3
Four years later	2,540.7	2,325.1	1,765.2	1,438.6	1,296.8
Five years later	2,577.2	2,348.0	1,779.1	1,437.0
Six years later	2,603.9	2,361.6	1,794.1
Seven years later	2,616.6	2,368.4
Eight years later	2,633.7
Favourable (unfavourable) development	(141.8)	(180.9)	(57.5)	(118.8)	(58.4)	24.9	69.0	48.9
In 2006 Crum & Forster experienced favourable development of prior years’ loss reserves of $48.9, comprised of net favourable development across all major casualty lines, partially offset by adverse development of asbestos, environmental and other latent exposures of $33.9. The largest redundancy was recognized in workers’ compensation and was principally attributable to the favourable results in California in accident years 2005 and 2004, consistent with the industry’s experience. Additional favourable development was experienced in umbrella and other general liability exposures, due in part to favourable settlement claims in accident year 2000 and prior and in commercial auto liability for accident year 2005 and prior.

    Asian Insurance – Fairfax Asia
The following table shows for Fairfax Asia the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2002 through 2006. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.
Reconciliation of Provision for Claims – Fairfax Asia

	2006	2005	2004	2003	2002
Provision for claims and LAE at January 1	74.7	54.7	25.1	23.1	29.6

Incurred losses on claims and LAE
Provision for current accident year’s claims	34.7	39.6	24.9	20.6	20.1
Foreign exchange effect on claims	2.1	(0.2)	–	–	–
Increase (decrease) in provision for prior accident years’ claims	2.8	5.1	(0.2)	(0.7)	3.2

Total incurred losses on claims and LAE	39.6	44.5	24.7	19.9	23.3

Payments for losses on claims and LAE
Payments on current accident year’s claims	(11.1)	(11.2)	(8.3)	(7.8)	(10.8)
Payments on prior accident years’ claims	(15.6)	(13.3)	(7.9)	(10.1)	(19.0)

Total payments for losses on claims and LAE	(26.7)	(24.5)	(16.2)	(17.9)	(29.8)

Provision for claims and LAE at December 31 before the undernoted	87.6	74.7	33.6	25.1	23.1
Provision for claims and LAE for First Capital at December 31	–	–	21.1	–	–

Provision for claims and LAE at December 31	87.6	74.7	54.7	25.1	23.1

The following table shows for Fairfax Asia the original provision for claims reserves including LAE at each calendar year-end commencing in 1998 (when Fairfax Asia began), the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves. The following Asian insurance subsidiaries’ reserves are included from the respective years in which such subsidiaries were acquired:

Year Acquired
Falcon Insurance	1998
Winterthur (Asia)	2001
First Capital Insurance	2004

FAIRFAX FINANCIAL HOLDINGS LIMITED

Provision for Fairfax Asia’s Claims Reserve Development

As at December 31	1998	1999	2000	2001	2002	2003	2004	2005	2006
Provision for claims including LAE	5.6	9.2	11.0	29.6	23.1	25.1	54.7	74.7	87.6
Cumulative payments as of:
One year later	0.9	2.3	5.7	19.0	10.1	7.9	13.3	15.6
Two years later	1.4	5.3	7.9	26.1	14.1	13.1	21.9
Three years later	3.2	6.3	9.7	27.9	16.5	15.9
Four years later	3.4	7.0	10.8	29.1	17.8
Five years later	3.4	7.1	11.6	29.5
Six years later	3.4	7.2	11.6
Seven years later	3.5	7.2
Eight years later	3.5
Reserves re-estimated as of:
One year later	5.6	8.9	13.4	32.8	22.4	24.9	59.6	79.6
Two years later	3.5	9.1	14.1	32.3	22.2	23.1	58.2
Three years later	3.8	9.3	13.6	32.2	21.3	21.2
Four years later	3.8	8.3	13.3	31.5	20.5
Five years later	3.6	8.0	12.8	30.8
Six years later	3.5	7.5	12.3
Seven years later	3.5	7.4
Eight years later	3.5
Favourable (unfavourable) development	2.1	1.8	(1.3)	(1.2)	2.6	3.9	(3.5)	(4.9)
Fairfax Asia experienced net unfavourable development of $4.9 (including $2.1 related to foreign exchange) in 2006, mainly relating to adverse development of prior years’ loss reserves for employees’ compensation insurance claims at Falcon, partially offset by net favourable development at First Capital.

    Reinsurance – OdysseyRe
The following table shows for OdysseyRe the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2002 through 2006. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.
Reconciliation of Provision for Claims –
OdysseyRe

	2006	2005	2004	2003	2002
Provision for claims and LAE at January 1	3,865.4	3,132.5	2,340.9	1,844.6	1,674.4

Incurred losses on claims and LAE
Provision for current accident year’s claims	1,344.3	1,888.9	1,441.1	1,208.0	920.0
Foreign exchange effect on claims	46.6	(28.1)	24.9	14.8	5.1
Increase in provision for prior accident years’ claims	185.4	166.5	181.2	116.9	66.0

Total incurred losses on claims and LAE	1,576.3	2,027.3	1,647.2	1,339.7	991.1

Payments for losses on claims and LAE
Payments on current accident year’s claims	(251.3)	(380.7)	(300.3)	(241.6)	(215.0)
Payments on prior accident years’ claims	(787.3)	(913.7)	(632.4)	(601.8)	(616.2)

Total payments for losses on claims and LAE	(1,038.6)	(1,294.4)	(932.7)	(843.4)	(831.2)

Provision for claims and LAE at December 31 before the undernoted	4,403.1	3,865.4	3,055.4	2,340.9	1,834.3
Provision for claims and LAE for First Capital at December 31	–	–	–	–	10.3
Provision for claims and LAE at December 31 for Opus Re	–	–	77.1 (1)	–	–

Provision for claims and LAE at December 31	4,403.1	3,865.4	3,132.5	2,340.9	1,844.6

(1)	Reflects the transfer to the Fairfax Asia segment of First Capital’s provision for claims and LAE.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table shows for OdysseyRe the original provision for claims reserves including LAE at each calendar year-end commencing in 1996 (the year of Fairfax’s first reinsurance company acquisition), the subsequent cumulative payments made on account of these years and the subsequent re-estimated amount of these reserves.
Provision for OdysseyRe’s Claims Reserve Development

As at
December 31	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Provision for claims including LAE	1,991.8	2,134.3	1,987.6	1,831.5	1,666.8	1,674.4	1,844.6	2,340.9	3,132.5	3,865.4	4,403.1
Cumulative payments as of:
One year later	456.8	546.1	594.1	608.5	596.2	616.2	601.8	632.4	913.7	787.3
Two years later	837.2	993.7	1,054.6	1,041.3	1,009.9	985.4	998.8	1,212.9	1,298.5
Three years later	1,142.1	1,341.5	1,352.9	1,332.8	1,276.4	1,295.5	1,423.6	1,455.7
Four years later	1,349.2	1,517.6	1,546.2	1,505.5	1,553.1	1,601.6	1,562.6
Five years later	1,475.0	1,648.3	1,675.4	1,718.4	1,802.2	1,665.8
Six years later	1,586.2	1,754.9	1,828.1	1,901.2	1,827.3
Seven years later	1,680.3	1,848.5	1,941.1	1,904.4
Eight years later	1,757.7	1,928.5	1,896.4
Nine years later	1,820.3	1,861.3
Ten years later	1,741.5
Reserves re-estimated as of:
One year later	2,106.7	2,113.0	2,033.8	1,846.2	1,689.9	1,740.4	1,961.5	2,522.1	3,299.0	4,050.8
Two years later	2,121.0	2,151.3	2,043.0	1,862.2	1,768.1	1,904.2	2,201.0	2,782.1	3,537.0
Three years later	2,105.0	2,130.9	2,043.7	1,931.4	1,987.9	2,155.2	2,527.7	3,049.6
Four years later	2,073.6	2,128.2	2,084.8	2,113.2	2,241.1	2,468.0	2,827.3
Five years later	2,065.8	2,150.3	2,215.6	2,292.2	2,535.0	2,725.8
Six years later	2,065.6	2,207.1	2,305.5	2,526.7	2,750.5
Seven years later	2,067.9	2,244.3	2,429.1	2,702.1
Eight years later	2,094.2	2,326.2	2,570.6
Nine years later	2,167.3	2,443.1
Ten years later	2,243.4
Favourable (unfavourable) development	(251.6)	(308.8)	(583.0)	(870.6)	(1,083.7)	(1,051.4)	(982.7)	(708.7)	(404.5)	(185.4)
Net adverse development in 2006 of $185.4 for OdysseyRe was primarily attributable to U.S. casualty business written by the Americas division in 2001 and prior ($258.2 including the third quarter $33.8 pre-tax loss on the commutation of an intercompany reinsurance treaty which loss was eliminated on consolidation) partially offset by redundancies in the EuroAsia division ($9.0), London Market division ($24.8) and the U.S. Insurance division ($39.0). Included in the above $185.4 were $42.6 related to property catastrophes (principally the 2005 hurricanes) and $40.6 related to asbestos. OdysseyRe’s reserve development reported under Canadian GAAP differed from its reserve development under US GAAP primarily due to the $33.8 loss recognized under Canadian GAAP on the commutation and the recognition during 2006 of the net deferred benefit under US GAAP of $11.7 relating to this intercompany reinsurance treaty.

    Runoff and Other
The following table shows for Fairfax’s Runoff and Other operations the provision for claims liability for unpaid losses and LAE as originally and as currently estimated for the years 2002 through 2006. The favourable or unfavourable development from prior years is credited or charged to each year’s earnings.
Reconciliation of Provision for Claims – Runoff and Other

	2006		2005		2004	2003	2002
Provision for claims and LAE at January 1	2,459.5		1,968.1		2,463.6	3,384.1	3,309.3

Transfer of Fairmont to Runoff	146.2		–		–	–	–
Incurred losses on claims and LAE Provision for current accident year’s claims	297.3		389.8		399.4	580.7	871.2
Foreign exchange effect on claims	29.4		17.0		81.1	66.7	3.0
Increase in provision for prior accident years’ claims	98.0		449.4		102.8	299.9	241.3
Increase in provision – Swiss Re commutation	412.6		–		(3.9)	(263.6)	(5.2)

Total incurred losses on claims and LAE	837.3		856.2		579.4	683.7	1,110.3

Payments for losses on claims and LAE Payments on current accident year’s claims	(106.6)		(86.7)		(51.2)	(74.2)	(172.3)
Payments on prior accident years’ claims	(264.9	) (2)	(316.3	) (1)	(1,023.7)	(1,530.0)	(903.7)

Total payments for losses on claims and LAE	(371.5)		(403.0)		(1,074.9)	(1,604.2)	(1,076.0)

Provision for claims and LAE at December 31 before the undernoted	3,071.5		2,421.3		1,968.1	2,463.6	3,343.6
Provision for claims and LAE for Corifrance at December 31	–		38.2		–	–	–
Provision for claims and LAE for Old Lyme at December 31	–		–		–	–	40.5

Provision for claims and LAE at December 31	3,071.5		2,459.5		1,968.1	2,463.6	3,384.1

(1)	Reduced by $570.3 of proceeds received and proceeds due from two significant commutations referred to in “Commutations” in the preceding section.

(2)	Reduced by $587.4 of proceeds received from the commutation of the Swiss Re corporate insurance cover.
The net unfavourable development of $98.0 in 2006 included unfavourable development of $18.5 in U.S. runoff mainly due to the strengthening of workers’ compensation and general liability reserves and provisions for uncollectible reinsurance; $22.1 principally from adverse development of hurricane losses at Group Re; $53.4 arising from the strengthening of unallocated loss adjustment reserves in U.S. and European runoff; $20.0 from U.S. construction defect claims; and $14.6 related to public entity excess business; partially offset by $33.8 of favourable development related to the gain on a commutation of an intercompany reinsurance treaty (eliminated on consolidation) and other favourable development in European runoff.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Asbestos, Pollution, and Other Hazards Section

General APH Discussion
A number of Fairfax’s subsidiaries wrote general liability policies and reinsurance prior to their acquisition by Fairfax under which policyholders continue to present asbestos-related injury claims, claims alleging injury, damage or clean up costs arising from environmental pollution, and other health hazard or mass tort (APH) claims. The vast majority of these claims are presented under policies written many years ago.
There is a great deal of uncertainty surrounding these types of claims. This uncertainty impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from any other type of claim because there is little consistent precedent to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by inconsistent court decisions and judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability. The industry as a whole is engaged in extensive litigation over these coverage and liability issues and is thus confronted with continuing uncertainty in its efforts to quantify APH exposures. Conventional actuarial reserving techniques cannot be used to estimate the ultimate cost of such claims, due to inadequate loss development patterns and inconsistent emerging legal doctrine.
Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from APH exposures at year-end 2006, 2005, and 2004 and the movement in gross and net reserves for those years:

	2006		2005		2004

	Gross	Net	Gross	Net	Gross	Net
Runoff Companies
Provision for APH claims and ALAE at January 1	1,284.0	365.6	1,440.1	375.0	1,460.0	426.1
Fairmont transfer to Runoff	2.5	0.9	–	–	–	–
APH losses and ALAE incurred during the year	10.3	7.0	112.9	45.2	184.4	(0.5)
APH losses and ALAE paid during the year	143.7	40.5	269.0	54.6	204.3	50.6
Provision for APH claims and ALAE at December 31	1,153.1	333.0	1,284.0	365.6	1,440.1	375.0
Operating Companies
Provision for APH claims and ALAE at January 1	851.2	675.9	878.0	675.6	838.5	654.0
Fairmont transfer to Runoff	(2.5)	(0.9)	–	–	–	–
APH losses and ALAE incurred during the year	113.5	74.2	102.9	92.9	168.5	125.7
APH losses and ALAE paid during the year	108.3	89.8	129.7	92.6	129.0	104.1
Provision for APH claims and ALAE at December 31	853.9	659.4	851.2	675.9	878.0	675.6
Fairfax Total
Provision for APH claims and ALAE at January 1	2,135.2	1,041.5	2,318.1	1,050.6	2,298.5	1,080.1
APH losses and ALAE incurred during the year	123.8	81.2	215.8	138.1	352.9	125.3
APH losses and ALAE paid during the year	252.0	130.3	398.7	147.2	333.3	154.7
Provision for APH claims and ALAE at December 31	2,007.0	992.4	2,135.2	1,041.5	2,318.1	1,050.6
         Asbestos Claims Discussion
Asbestos continues to be the most significant and difficult mass tort for the insurance industry in terms of claims volume and dollar exposure. Fairfax believes that the insurance industry has been adversely affected by judicial interpretations that have had the effect of maximizing insurance recoveries for asbestos claims, from both a coverage and liability perspective. Generally speaking, only policies underwritten prior to 1987 have potential asbestos exposure, since most policies underwritten after this date contain an absolute asbestos exclusion.

In recent years, especially from 2001 through 2003, the industry had experienced increasing numbers of asbestos claims, including claims from individuals who do not appear to be impaired by asbestos exposure. The rate of new claim filing has slowed significantly since 2003. It is possible that the increases observed in the early part of the decade were triggered by various state tort reforms (discussed immediately below). At this point, it is too early to tell whether claim filings will return to pre-2004 levels, stabilize, or continue to decrease. Also, it is not clear whether the decrease in the number of new claims will translate to lower costs for the insurance industry; if a greater proportion of new claims is brought by individuals who are impaired by asbestos exposure, the average claim cost could rise significantly.
Since 2001, several states have proposed, and in many cases enacted, tort reform statutes that impact asbestos litigation by, for example, making it more difficult for a diverse group of plaintiffs to jointly file a single case, reducing “forum-shopping” by requiring that a potential plaintiff must have been exposed to asbestos in the state in which he/she files a lawsuit, permitting consolidation of discovery, etc. These statutes typically apply to suits filed after a stated date. When a statute is proposed or enacted, asbestos defendants often experience a marked increase in new lawsuits, as plaintiffs’ attorneys rush to file before the effective date of the legislation. Some of this increased claim volume likely represents an acceleration of valid claims that would have been brought in the future; while some claims will likely prove to have little or no merit. As many of these claims are still pending, it is still too early to tell what portion of the increased number of suits represents valid claims. Also, the acceleration of claims increases the uncertainty surrounding projections of future claims in the affected jurisdictions. Fairfax’s reserves include a prudent provision for the ultimate cost of claims filed in these jurisdictions.
Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from asbestos exposures at year-end 2006, 2005, and 2004 and the movement in gross and net reserves for those years:

	2006		2005		2004

	Gross	Net	Gross	Net	Gross	Net
Runoff Companies
Provision for asbestos claims and ALAE at January 1	856.8	248.4	962.0	250.8	901.5	278.1
Fairmont transfer to Runoff	0.6	0.1	–	–	–	–
Asbestos losses and ALAE incurred during the year	(22.9)	(3.6)	105.4	39.9	199.9	1.7
Asbestos losses and ALAE paid during the year	104.7	26.0	210.6	42.3	139.3	29.0
Provision for asbestos claims and ALAE at December 31	729.8	218.9	856.8	248.4	962.0	250.8
Operating Companies
Provision for asbestos claims and ALAE at January 1	702.3	546.0	725.3	538.5	674.9	494.1
Fairmont transfer to Runoff	(0.6)	(0.1)	–	–	–	–
Asbestos losses and ALAE incurred during the year	100.7	63.3	83.6	75.7	141.4	113.8
Asbestos losses and ALAE paid during the year	89.3	71.9	106.6	68.2	91.1	69.4
Provision for asbestos claims and ALAE at December 31	713.1	537.3	702.3	546.0	725.3	538.5
Fairfax Total
Provision for asbestos claims and ALAE at January 1	1,559.1	794.4	1,687.3	789.3	1,576.4	772.2
Asbestos losses and ALAE incurred during the year	77.8	59.7	189.0	115.6	341.3	115.5
Asbestos losses and ALAE paid during the year	194.0	97.9	317.2	110.4	230.4	98.4
Provision for asbestos claims and ALAE at December 31	1,442.9	756.2	1,559.1	794.4	1,687.3	789.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

Following is an analysis of Fairfax’s U.S.-based subsidiaries gross and net loss and ALAE reserves for asbestos exposures at year-end 2006, 2005, and 2004 and the movement in gross and net reserves for those years (throughout this section, in the interests of clarity, TIG and IIC are presented separately, notwithstanding their merger in December, 2002):

	2006		2005		2004

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for asbestos claims and ALAE at January 1	592.8	124.1	687.5	130.0	586.1	132.2
Asbestos losses and ALAE incurred during the year	(0.8)	0.9	58.4	(2.3)	196.4	1.8
Asbestos losses and ALAE paid during the year	80.0	10.5	153.1	3.6	95.0	4.0
Provision for asbestos claims and ALAE at December 31	512.0	114.5	592.8	124.1	687.5	130.0
C&F
Provision for asbestos claims and ALAE at January 1	426.9	376.7	482.2	408.8	458.1	366.4
Asbestos losses and ALAE incurred during the year	38.2	22.7	29.7	31.5	87.0	90.5
Asbestos losses and ALAE paid during the year	60.7	51.2	85.0	63.6	62.8	48.1
Provision for asbestos claims and ALAE at December 31	404.4	348.2	426.9	376.7	482.2	408.8
Odyssey Re(1)
Provision for asbestos claims and ALAE at January 1	274.8	169.1	242.2	129.3	215.7	127.3
Asbestos losses and ALAE incurred during the year	62.5	40.6	54.2	44.4	54.6	22.6
Asbestos losses and ALAE paid during the year	28.6	20.7	21.6	4.6	28.1	20.5
Provision for asbestos claims and ALAE at December 31	308.7	189.0	274.8	169.1	242.2	129.3
TIG
Provision for asbestos claims and ALAE at January 1	94.7	11.5	97.7	8.5	102.7	11.8
Asbestos losses and ALAE incurred during the year	(4.6)	2.1	1.4	5.1	0.0	0.0
Asbestos losses and ALAE paid during the year	8.5	5.2	4.4	2.1	5.0	3.3
Provision for asbestos claims and ALAE at December 31	81.6	8.4	94.7	11.5	97.7	8.5
Fairmont
Provision for asbestos claims and ALAE at January 1	0.6	0.1	0.9	0.4	1.1	0.4
Asbestos losses and ALAE incurred during the year	0.5	0.4	(0.3)	(0.3)	(0.1)	0.8
Asbestos losses and ALAE paid during the year	0.1	0.0	0.0	0.0	0.1	0.7
Provision for asbestos claims and ALAE at December 31	1.0	0.5	0.6	0.1	0.9	0.4

(1)	Net reserves presented for Odyssey Re in 2004 and 2005 exclude cessions under a stop loss agreement with nSpire Re Ltd, a wholly-owned subsidiary of Fairfax. This stop loss agreement was commuted in 2006.
The policyholders with the most significant asbestos exposure are traditional defendants who manufactured, distributed or installed asbestos products on a nationwide basis. IIC, which underwrote insurance generally for Fortune 500 type risks between 1971 and 1986 with mostly high layer excess liability coverages (as opposed to primary or umbrella policies), is exposed to these risks and has the bulk of the direct asbestos exposure within Fairfax. While these insureds are relatively small in number, asbestos exposures for such entities have increased over the past decade due to the rising volume of claims, the erosion of underlying limits, and the bankruptcies of target defendants. As reflected above, these direct liabilities are very highly reinsured.
Fairfax’s other U.S.-based insurers have asbestos exposure related mostly to less prominent or “peripheral” defendants, including a mix of manufacturers, distributors, and installers of asbestos-containing products as well as premises owners. For the most part, these insureds are defendants on a regional rather than nationwide basis. Odyssey Re has asbestos exposure arising from reinsurance contracts entered into before 1984. TIG has both direct and reinsurance assumed asbestos exposures. TIG’s net retention on its direct exposure is protected by an $89 million APH reinsurance cover provided by Pyramid Insurance Company (owned by Aegon) which is fully collateralized and reflected in the above table. Additionally, TIG’s assumed exposure is 100% reinsured by ARC Insurance Company (also owned by Aegon); this reinsurance is fully collateralized and reflected in the above table.
Reserves for asbestos cannot be estimated using traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, IIC and C&F, which have the bulk of Fairfax’s asbestos liabilities, evaluate their asbestos exposure on an insured-by-insured basis. Since the mid-1990’s these entities have utilized a sophisticated, non-traditional methodology that draws upon company experience and supplemental databases to assess asbestos liabilities on reported claims. The methodology utilizes a comprehensive ground-up, exposure-based analysis that constitutes industry “best practice” approach for asbestos reserving. The methodology was initially critiqued by outside legal and actuarial consultants and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.
In the course of the insured-by-insured evaluation the following factors are considered: available insurance coverage, including any umbrella or excess insurance that has been issued to the insured; limits, deductibles, and self-insured retentions; an analysis of each insured’s potential liability; the jurisdictions involved; past and anticipated future asbestos claim filings against the insured; loss development on pending claims; past settlement values of similar claims; allocated claim adjustment expenses; and applicable coverage defenses.
In addition to estimating liabilities for reported asbestos claims, IIC and C&F estimate reserves for additional claims to be reported in the future as well as the reopening of any claim closed in the past. This component of the total incurred but not reported (IBNR) reserve is estimated using information as to the reporting patterns of known insureds, historical settlement costs per insured, and characteristics of insureds such as limits exposed, attachment points, and the number of coverage years.
Since their asbestos exposure is considerably less than that of IIC and C&F, Odyssey Re, TIG, and Ranger do not use the above methodology to establish asbestos reserves. Case reserves are established where sufficient information has been developed to indicate the involvement of a specific insurance policy, and, at Odyssey Re, may include an additional amount as determined by that company’s dedicated asbestos and environmental pollution claims unit based on the claims audits of cedants. In addition, bulk IBNR reserves based on various methods such as loss development or market share, utilizing industry benchmarks of ultimate liability, are established to cover additional exposures on both reported and unasserted claims as well as for allocated claim adjustment costs.
The early part of this decade saw a rash of bankruptcies among asbestos defendants, primarily manufacturers and suppliers of asbestos-containing products. As the rate of new claim filings has stabilized, so has the number of defendants seeking bankruptcy protection. Asbestos-related bankruptcies now total approximately 72 companies. This number is unchanged from year-end 2005, and an increase from 71 at year-end 2004.
The United States Congress, starting in 2003, attempted to create a federal solution to address the flood of asbestos litigation across the country and associated corporate bankruptcies. These efforts appeared to have stalled in 2006. As of this writing, it appears unlikely that federal asbestos reform will be enacted in the foreseeable future. It cannot be reasonably predicted what effect, if any, the enactment of some form of asbestos reform legislation would have on Fairfax’s financial statements. Fairfax’s asbestos reserves do not reflect any impact from potential future legislative reforms.

FAIRFAX FINANCIAL HOLDINGS LIMITED

As a result of the processes, procedures, and analyses described above, management believes that the reserves carried for asbestos claims at December 31, 2006 are appropriate based upon known facts and current law. However, there are a number of uncertainties surrounding the ultimate value of these claims that may result in changes in these estimates as new information emerges. Among these are: the unpredictability inherent in litigation, impacts from the bankruptcy protection sought by asbestos producers and defendants, uncertainty as to whether new claim filings will return to pre-2004 levels, and future developments regarding the ability to recover reinsurance for asbestos claims. It is also not possible to predict, nor has management assumed, any changes in the legal, social, or economic environments and their impact on future asbestos claim development.
As part of the overall review of its asbestos exposure, Fairfax compares its level of reserves to various industry benchmarks. The most widely reported benchmark is the survival ratio, which represents the outstanding loss and ALAE reserves (including IBNR) at December 31 divided by the average paid losses and ALAE for the past three years. The resulting ratio is a simple measure of the estimated number of years before the year-end loss and ALAE reserves would be exhausted using recent payment run rates (the higher the ratio, the more years the loss and ALAE reserves would be expected to cover). The following table presents the asbestos survival ratios for IIC, C&F and OdysseyRe:

IIC
Net loss and ALAE reserves	114.5
3-year average net paid losses and ALAE	6.0
3-year Survival Ratio	19.0
C&F
Net loss and ALAE reserves	348.2
3-year average net paid losses and ALAE	54.3
3-year Survival Ratio	6.4
OdysseyRe
Net loss and ALAE reserves	189.0
3-year average net paid losses and ALAE	15.3
3-year Survival Ratio	12.4

Environmental Pollution Discussion
Environmental pollution claims represent another significant exposure for Fairfax. However, claims against Fortune 500 companies are declining, and while insureds with single-site exposures are still active, Fairfax has resolved the majority of disputes with insureds with a large number of sites. In many cases, claims are being settled for less than initially anticipated due to improved site remediation technology and effective policy buybacks.
Despite the stability of recent trends, there remains great uncertainty involved in estimating liabilities related to these exposures. First, the number of waste sites subject to cleanup is unknown. Today, approximately 1,243 sites are included on the National Priorities List (NPL) of the federal Environmental Protection Agency (an increase of five from year-end 2005). State authorities have identified many additional sites. Second, the liabilities of the insureds themselves are difficult to estimate. At any given site, the allocation of remediation cost among the potentially responsible parties varies greatly depending upon a variety of factors. Third, different courts have been presented with liability and coverage issues regarding pollution claims and have reached inconsistent decisions. There is also uncertainty as to the federal “Superfund” law itself; at this time, it is not possible to predict what, if any, reforms to this law might be enacted by Congress, or the effect of any such changes on the insurance industry.

Following is an analysis of Fairfax’s gross and net loss and ALAE reserves from pollution exposures at year-end 2006, 2005, and 2004 and the movement in gross and net reserves for those years:

	2006		2005		2004

	Gross	Net	Gross	Net	Gross	Net
Runoff Companies
Provision for pollution claims and ALAE at January 1	356.1	89.2	384.1	93.9	443.4	114.1
Fairmont transfer to Runoff	1.9	0.8	–	–	–	–
Pollution losses and ALAE incurred during the year	35.6	12.1	6.4	3.0	(17.5)	(4.9)
Pollution losses and ALAE paid during the year	33.1	11.8	34.4	7.7	41.8	15.4
Provision for pollution claims and ALAE at December 31	360.5	90.3	356.1	89.2	384.1	93.9
Operating Companies
Provision for pollution claims and ALAE at January 1	123.5	105.9	128.5	115.1	135.5	133.2
Fairmont transfer to Runoff	(1.9)	(0.8)	–	–	–	–
Pollution losses and ALAE incurred during the year	11.5	9.6	12.8	10.8	27.0	11.9
Pollution losses and ALAE paid during the year	15.3	14.3	17.8	20.0	34.0	30.0
Provision for pollution claims and ALAE at December 31	117.8	100.4	123.5	105.9	128.5	115.1
Fairfax Total
Provision for pollution claims and ALAE at January 1	479.6	195.1	512.6	209.0	578.8	247.3
Pollution losses and ALAE incurred during the year	47.1	21.7	19.2	13.8	9.6	7.0
Pollution losses and ALAE paid during the year	48.4	26.1	52.2	27.7	75.8	45.4
Provision for pollution claims and ALAE at December 31	478.3	190.7	479.6	195.1	512.6	209.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

Following is an analysis of Fairfax’s U.S.-based subsidiaries gross and net loss and ALAE reserves from pollution exposures at year-end 2006, 2005, and 2004 and the movement in gross and net reserves for those years:

	2006		2005		2004

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for pollution claims and ALAE at January 1	248.5	63.5	263.0	63.7	291.2	73.0
Pollution losses and ALAE incurred during the year	3.2	3.4	0.6	1.4	(8.3)	(0.6)
Pollution losses and ALAE paid during the year	10.1	6.8	15.1	1.6	19.9	8.7
Provision for pollution claims and ALAE at December 31	241.6	60.1	248.5	63.5	263.0	63.7
C&F
Provision for pollution claims and ALAE at January 1	81.2	74.2	92.6	85.2	98.2	98.9
Pollution losses and ALAE incurred during the year	12.1	9.9	6.6	6.6	20.8	10.0
Pollution losses and ALAE paid during the year	11.4	10.6	18.0	17.6	26.4	23.7
Provision for pollution claims and ALAE at December 31	81.9	73.5	81.2	74.2	92.6	85.2
Odyssey Re(1)
Provision for pollution claims and ALAE at January 1	40.4	30.7	29.9	28.2	33.2	33.0
Pollution losses and ALAE incurred during the year	(0.6)	(0.3)	9.7	4.4	2.8	0.4
Pollution losses and ALAE paid during the year	3.9	3.7	(0.8)	1.9	6.2	5.1
Provision for pollution claims and ALAE at December 31	35.9	26.7	40.4	30.7	29.9	28.2
TIG
Provision for pollution claims and ALAE at January 1	93.2	12.8	102.1	16.0	116.0	17.4
Pollution losses and ALAE incurred during the year	16.7	2.6	(2.2)	(6.6)	1.3	1.3
Pollution losses and ALAE paid during the year	13.9	0.5	6.7	(3.4)	15.2	2.7
Provision for pollution claims and ALAE at December 31	96.0	14.9	93.2	12.8	102.1	16.0
Fairmont
Provision for pollution claims and ALAE at January 1	1.9	0.8	6.0	1.7	4.0	1.5
Pollution losses and ALAE incurred during the year	20.1	10.5	(3.5)	(0.3)	3.5	1.4
Pollution losses and ALAE paid during the year	8.6	4.0	0.6	0.6	1.4	1.2
Provision for pollution claims and ALAE at December 31	13.4	7.3	1.9	0.8	6.0	1.7

(1)	Net reserves presented for Odyssey Re in 2004 and 2005 exclude cessions under a stop loss agreement with nSpire Re Ltd, a wholly-owned subsidiary of Fairfax. This stop loss agreement was commuted in 2006.
As with asbestos reserves, exposure for pollution cannot be estimated with traditional loss reserving techniques that rely on historical accident year loss development factors. Because each insured presents different liability and coverage issues, the methodology used by Fairfax’s subsidiaries to establish pollution reserves is similar to that used for asbestos liabilities. IIC and C&F evaluate the exposure presented by each insured and the anticipated cost of resolution utilizing ground-up, exposure-based analysis that constitutes industry “best practice” approach for pollution reserving. As with asbestos reserving, this methodology was initially critiqued by outside legal and actuarial consultants and the results are annually reviewed by independent actuaries, all of whom have consistently found the methodology comprehensive and the results reasonable.
In the course of performing these individualized assessments, the following factors are considered: the insured’s probable liability and available coverage, relevant judicial interpretations, the nature of the alleged pollution activities of the insured at each site, the number of sites, the total number of PRPs at each site, the nature of environmental harm and the corresponding remedy at each site, the ownership and general use of each site, the involvement of other insurers and the potential for other available coverage, and the applicable law in each jurisdiction. A provision for IBNR is developed, again using methodology similar to that for asbestos liabilities, and an estimate of ceded reinsurance recoveries is calculated. At Odyssey Re, TIG, and Ranger, a bulk reserving approach is employed based on industry benchmarks of ultimate liability to establish reserves for both reported and unasserted claims as well as for allocated claim adjustment costs.
The following table presents the environmental pollution survival ratios on net loss and ALAE reserves for IIC, C&F, and OdysseyRe:

	IIC	C&F	OdysseyRe

Net loss and ALAE reserves	60.1	73.5	26.7
3-year average net paid loss and ALAE	5.7	17.3	3.6
3-year Survival Ratio	10.5	4.2	7.5
         Other Mass Tort/Health Hazards Discussion
In addition to asbestos and pollution, Fairfax faces exposure to other types of mass tort or health hazard claims. Such claims include breast implants, pharmaceutical products, chemical products, lead-based paint, noise-induced hearing loss, tobacco, mold, and welding fumes. As a result of its historical underwriting profile and its focus of excess liability coverage on Fortune 500 type entities, IIC has the bulk of these potential exposures within Fairfax. Presently, management believes that tobacco, lead paint, and, to a lesser extent, silica, are the most significant health hazard exposures facing Fairfax.
Tobacco companies have not aggressively pursued insurance coverage for tobacco bodily injury claims. One notable exception is a Delaware state court coverage action, in which the Supreme Court of Delaware held in favor of the insurers on four issues: 1) tobacco health hazard exclusions, 2) products hazard exclusions, 3) advertising liability and 4) named insured provision. There are no active claims submitted by tobacco manufacturers to IIC. One tobacco manufacturer and its parent company have submitted notices of tobacco-related claims to TIG. One smokeless tobacco manufacturer has submitted notices of tobacco-related claims to C&F and has brought a declaratory judgment action. This matter has been settled. A small number of notices from distributors/retailers have also been submitted to TIG and C&F. In most instances, these distributors/retailers have reported that they have secured indemnification agreements from tobacco manufacturers.
Claims against manufacturers related to tobacco products include both individual and class actions alleging personal injury or wrongful death from tobacco exposure (including exposure to second-hand smoke); actions alleging risk of future injury; consumer protection actions alleging the use of the terms “light” or “ultra light” constitutes deceptive and unfair trade practices; health care cost recovery actions brought by governmental and non-governmental plaintiffs seeking reimbursement for health care expenditures allegedly caused by cigarette smoking, and/or disgorgement of profits; and suits alleging violations of the civil RICO statute, including a suit taken through trial by the U.S. Department of Justice. The tobacco manufacturers generally continue to vigorously defend all claims. We are aware of one settlement by a manufacturer with an individual smoker for a bodily injury claim, but the terms of the settlement were not made public. Although significant judgments have been entered against various tobacco manufacturers, with few exceptions, the judgments are under appellate review.
Fairfax subsidiaries have received notices of lead claims from former lead pigment manufacturers. In addition to individual actions, governmental actions have been brought against the pigment industry alleging former lead pigment companies are responsible for abating the presence of lead paint in buildings and for health care and educational costs for residents exposed to lead. In February 2006, a jury in Rhode Island held that three pigment manufacturers are responsible for the presence of lead paint in buildings throughout the state

FAIRFAX FINANCIAL HOLDINGS LIMITED

and that they must abate this public nuisance. Fairfax subsidiaries insured two of the three defendants and are now in coverage litigation with the two insureds. The Rhode Island court has yet to determine what abatement will be required and has before it motions for a mistrial. Additionally, new public nuisance suits were filed by municipalities in Ohio and existing suits are continuing in various jurisdictions, including California and New Jersey. The former lead paint companies continue to vigorously defend these claims.
In the earlier part of the decade, it appeared that silica claims might present a significant exposure to Fairfax. While there is still a high degree of uncertainty surrounding future costs for these claims, there has been a dramatic decrease in the rate of new claim filing: 70 new accounts in 2004, 34 in 2005, and 18 in 2006.
Two major developments in recent years have made the pursuit of silica claims more difficult for the plaintiff bar. First, in 2005, a number of doctors that were routinely used by plaintiff attorneys to screen potential clients for silica related injuries came under the scrutiny of a Texas Federal Court. In hearings before that Court, several diagnosing doctors openly disclaimed their prior findings of silicosis upon questioning by the judge and after being unable to explain how permanent signs of asbestosis that they diagnosed years earlier for the same patients had now disappeared. Secondly, tort reform was enacted in Mississippi in 2004 and in Texas in 2005. Many of the silica claims filed against Fairfax’s insureds are filed in these two states. The Mississippi reforms deter multi-plaintiff filings, establish strict venue rules, and cap punitive and non-economic damages. The Texas reforms establish objective medical criteria for silica cases and allow only those claimants who are actually impaired to pursue their claims in the judicial system, while deferring the claims of those who are not impaired. They also prevent the “bundling” of multiple plaintiffs for trial.
Following is an analysis of IIC’s and C&F’s gross and net reserves from health hazard exposures at year-end 2006, 2005, and 2004 and the movement in gross and net reserves for those years:

	2006		2005		2004

	Gross	Net	Gross	Net	Gross	Net
IIC
Provision for health hazards claims and ALAE at January 1	71.1	28.0	94.0	30.4	115.2	33.9
Health hazards losses and ALAE incurred during the year	(2.4)	(1.5)	1.1	2.2	2.0	2.7
Health hazards losses and ALAE paid during the year	5.8	2.6	24.0	4.6	23.2	6.2
Provision for health hazards claims and ALAE at December 31	62.9	23.9	71.1	28.0	94.0	30.4
C&F
Provision for health hazards claims and ALAE at January 1	25.4	24.1	24.2	22.0	28.2	26.6
Health hazards losses and ALAE incurred during the year	1.3	1.3	6.5	6.5	0.0	0.0
Health hazards losses and ALAE paid during the year	3.8	3.6	5.3	4.4	4.0	4.7
Provision for health hazards claims and ALAE at December 31	22.9	21.8	25.4	24.1	24.2	22.0
Similar to asbestos and pollution, traditional actuarial techniques cannot be used to estimate ultimate liability for these exposures. Some claim types were first identified ten or more years ago, for example breast implants and specific pharmaceutical products. For these exposures, the reserve estimation methodology at IIC is similar to that for asbestos and pollution: an exposure-based approach based on all known, pertinent facts underlying the claim. This methodology cannot at the present time be applied to other claim types such as tobacco or lead paint as there are a number of significant legal issues yet to be resolved, both with respect to policyholder liability and the application of insurance coverage. For these claim types, a bulk IBNR reserve is developed based on benchmarking methods utilizing the ultimate cost estimates of more mature health hazard claims. The bulk reserve also considers the possibility of entirely new classes of health hazard claims emerging in the future.

         Summary
Management believes that the APH reserves reported at December 31, 2006 are reasonable estimates of the ultimate remaining liability for these claims based on facts currently known, the present state of the law and coverage litigation, current assumptions, and the reserving methodologies employed. These APH reserves are continually monitored by management and reviewed extensively by independent consulting actuaries. New reserving methodologies and developments will continue to be evaluated as they arise in order to supplement the ongoing analysis and reviews of the APH exposures. However, to the extent that future social, economic, legal, or legislative developments alter the volume of claims, the liabilities of policyholders or the original intent of the policies and scope of coverage, particularly as they relate to asbestos and pollution claims, additional increases in loss reserves may emerge in future periods.
Reinsurance Recoverables
Fairfax’s subsidiaries purchase certain reinsurance so as to reduce their liability on the insurance and reinsurance risks which they write. Fairfax strives to minimize the credit risk of purchasing reinsurance through adherence to its internal reinsurance guidelines. To be an ongoing reinsurer of Fairfax, generally a company must have high A.M. Best and/or Standard & Poor’s ratings and maintain capital and surplus exceeding $500. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by Fairfax on acquisition of a subsidiary.
Recoverable from reinsurers on the consolidated balance sheet ($5,506.5 in 2006) consists of future recoverables on unpaid claims ($4.9 billion), reinsurance receivable on paid losses ($395.4) and unearned premiums from reinsurers ($230.7). This $4.9 billion of future recoverables from reinsurers on unpaid claims at December 31, 2006 declined by $2.0 billion during 2006 from $6.9 billion at December 31, 2005. The decline is primarily attributable to the commutation of the Swiss Re corporate insurance cover ($1.0 billion), collections on paid claims related to ceded 2005 hurricane losses and continued collections and commutations by the company’s runoff units.
The following table presents Fairfax’s top 50 reinsurance groups (based on gross reinsurance recoverable net of specific provisions for uncollectible reinsurance) at December 31, 2006. These 50 reinsurance groups represent 83.9% of Fairfax’s total reinsurance recoverable. In the following table and the other tables in this section, reinsurance recoverables are reported net of intercompany reinsurance.

			Gross	Net
		A.M. Best	Reinsurance	Reinsurance
Group	Principal Reinsurer	Rating(1)	Recoverable(2)	Recoverable(3)
Swiss Re	Swiss Re America Corp	A+	1,161.0	779.8
Munich	Munich Re America	A	736.7	325.1
Lloyd’s	Lloyd’s of London Underwriters	A	338.8	284.7
Nationwide	Nationwide Mutual Ins Co.	A+	271.1	271.1
Aegon	Arc Re	(4)	214.1	13.8
Berkshire Hathaway	General Reinsurance Corp.	A++	191.7	177.0
HDI	Hannover Rueckversicherung	A	184.9	131.1
AIG	Transatlantic Re	A+	152.7	123.0
Ace	Insurance Co. of North America	A+	126.8	122.6
Everest	Everest Reinsurance Co.	A+	111.6	103.1
St. Paul Travelers	Travelers Indemnity Co.	A+	99.7	84.4
Paris Re	AXA Reinsurance Co.	A	92.6	63.8
Global Re	Global International Reinsurance Co.	NR	87.4	36.7
Chubb	Federal Insurance Co.	A++	83.8	54.9
SCOR	Scor Canada Reinsurance Co.	A–	82.8	73.8
Arch Capital	Arch Reinsurance Ltd.	A	82.4	15.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

			Gross	Net
		A.M. Best	Reinsurance	Reinsurance
Group	Principal Reinsurer	Rating(1)	Recoverable(2)	Recoverable(3)
PartnerRe	Partner Reinsurance Co. of US	A+	77.0	58.6
CNA	Continental Casualty	A	73.3	62.1
White Mountains	Folksamerica Reinsurance Co.	A–	62.8	48.1
XL	XL Reinsurance America Inc	A+	57.0	47.8
Hartford	New England Re	A+	43.7	42.5
Allstate	Allstate Insurance Co.	A+	40.0	40.1
AXA	AXA Belgium	NR	39.7	36.6
Manulife	John Hancock Life Ins. Co.	A++	39.1	30.4
Platinum	Platinum Underwriters Reinsurance Co.	A	34.6	23.2
Folksam	Aterforskrings AB LUAP	NA	34.4	26.6
Liberty Mutual	Liberty Mutual Ins Co.	A	33.6	32.9
Aioi	Aioi Insurance Co. Ltd.	A	32.0	16.2
Zurich	Zurich Specialties London Ltd.	NR	29.5	17.2
Toa Re	Toa Reinsurance Co. America	A	24.8	19.9
American Financial	Great American Assurance Co.	A	24.2	24.9
QBE	QBE Reinsurance Corp	A	22.8	17.8
Duke’s Place	Seaton Insurance Co.	NR	20.9	20.2
FM Global	Factory Mutual Insurance Co.	A+	20.8	20.6
Allianz	Allianz Cornhill Insurance Plc.	A+	20.1	8.3
WR Berkley	Berkley Insurance Co.	A	19.3	18.7
Axis	Axis Reinsurance Co.	A	19.1	13.1
PMA	PMA Capital Insurance Co.	B+	18.9	17.9
Randall & Quilter	R&Q Reins Co.	NR	18.5	18.6
CCR	Caisse Centrale de Reassurance	A+	18.0	14.1
KKR	Alea North America Insurance Co.	NR	17.5	14.3
Brit	Brit Insurance Ltd.	A	17.4	15.2
Castlewood	Harper Insurance Ltd UKB	NR	16.5	13.9
Wustenrot	Wuerttembergische Versicherung	NR	14.9	12.5
PXRE	PXRE Reinsurance Co.	NR	14.2	5.0
Aviva	CGU Int’l Ins Co. Plc	A+	13.5	12.5
Converium	Converium AG.	B++	12.9	1.6
Markel	Markel International Insurance Company Ltd.	A–	12.6	11.3
Royal & Sun Alliance	Security Ins Co. of Hartford	C++	11.3	11.1
Validus	Validus Reinsurance Ltd	A–	11.1	0.3
Other reinsurers			954.7	835.2

Total reinsurance recoverable			5,938.8	4,269.5
Provisions for uncollectible reinsurance			432.3	432.3

Total reinsurance recoverable after provisions for uncollectible reinsurance			5,506.5	3,837.2

(1)	Of principal reinsurer (or, if principal reinsurer is not rated, of group)

(2)	Before specific provisions for uncollectible reinsurance

(3)	Net of outstanding balances for which security is held, but before specific provisions for uncollectible reinsurance

(4)	Aegon is rated A+ by S&P; ARC Re is not rated

The following table presents the classification of the $5,506.5 gross reinsurance recoverable shown above by credit rating of the responsible reinsurers. Pools & associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.
         Consolidated Reinsurance Recoverables

			Outstanding	Specific
	A.M. Best		Balances	Provisions	Net
	Rating	Gross	for which	for	Unsecured
	(or S&P	Reinsurance	Security	Uncollectible	Reinsurance
	equivalent)	Recoverable	is Held	Reinsurance	Recoverable
	A++	294.8	49.6	0.6	244.6
	A+	2,035.9	433.0	4.7	1,598.2
	A	2,013.0	745.7	2.6	1,264.7
	A–	260.7	56.6	1.2	202.9
	B++	72.4	20.7	0.5	51.2
	B+	68.4	7.6	1.3	59.5
	B	9.0	(0.2)	0.2	9.0
	Lower than B	113.2	3.5	83.1	26.6
	Not rated	945.2	350.9	245.8	348.5
	Pools & associations	126.2	1.9	–	124.3

		5,938.8	1,669.3	340.0	3,929.5
Provisions for uncollectible reinsurance
– specific		340.0
– general		92.3

Net reinsurance recoverable		5,506.5

To support gross reinsurance recoverable balances, Fairfax has the benefit of letters of credit, trust funds or offsetting balances payable totalling $1,669.3 as follows:

for reinsurers rated A– or better, Fairfax has security of $1,284.9 against outstanding reinsurance recoverable of $4,604.4;

for reinsurers rated B++ or lower, Fairfax has security of $31.6 against outstanding reinsurance recoverable of $263.0; and

for unrated reinsurers, Fairfax has security of $350.9 against outstanding reinsurance recoverable of $945.2.
Lloyd’s is also required to maintain funds in Canada and the United States which are monitored by the applicable regulatory authorities.
As shown above, excluding pools & associations, Fairfax has gross outstanding reinsurance balances for reinsurers which are rated B++ or lower or which are unrated of $1,208.2 (as compared to $1,470.6 at December 31, 2005), for which it holds security of $382.5 and has an aggregate provision for uncollectible reinsurance of $423.2 (51.3% of the net exposure prior to such provision, as compared to 40.1% in 2005), leaving a net exposure of $402.5 (as compared to $619.4 in 2005).

FAIRFAX FINANCIAL HOLDINGS LIMITED

The two following tables break out the consolidated reinsurance recoverables for operating companies and runoff operations. As shown in those tables, approximately 44.6% of the consolidated reinsurance recoverables relate to runoff operations.
         Reinsurance Recoverables – Operating Companies

			Outstanding	Specific
	A.M. Best		Balances	Provisions	Net
	Rating	Gross	for which	for	Unsecured
	(or S&P	Reinsurance	Security	Uncollectible	Reinsurance
	equivalent)	Recoverable	is Held	Reinsurance	Recoverable
	A++	182.5	50.0	0.6	131.9
	A+	1,185.5	399.4	4.1	782.0
	A	1,261.3	612.9	2.1	646.3
	A-	176.8	49.9	0.1	126.8
	B++	39.3	17.1	0.3	21.9
	B+	34.5	6.6	0.6	27.3
	B	2.8	0.1	–	2.7
	Lower than B	29.3	1.5	6.7	21.1
	Not rated	210.6	54.5	49.3	106.8
	Pools & associations	23.0	2.8	–	20.2

		3,145.6	1,194.8	63.8	1,887.0
Provisions for uncollectible reinsurance
– specific		63.8
– general		31.3

Net reinsurance recoverable		3,050.5

As shown above, excluding pools & associations, Fairfax’s insurance and reinsurance operations have gross outstanding reinsurance balances for reinsurers which are rated B++ or lower or which are unrated of $316.5, for which they hold security of $79.8 and have an aggregate provision for uncollectible reinsurance of $88.2 (37.3% of the net exposure prior to such provision), leaving a net exposure of $148.5.

         Reinsurance Recoverables – Runoff Operations

			Outstanding
			Balances	Specific
	A.M. Best		for	Provisions	Net
	Rating	Gross	which	for	Unsecured
	(or S&P	Reinsurance	Security	Uncollectible	Reinsurance
	equivalent)	Recoverable	is Held	Reinsurance	Recoverable
	A++	112.3	(0.4)	–	112.7
	A+	850.4	33.6	0.6	816.2
	A	751.7	132.8	0.5	618.4
	A-	83.9	6.7	1.1	76.1
	B++	33.1	3.6	0.2	29.3
	B+	33.9	1.0	0.7	32.2
	B	6.2	(0.3)	0.2	6.3
	Lower than B	83.9	2.0	76.4	5.5
	Not rated	734.6	296.4	196.5	241.7
	Pools & associations	103.2	(0.9)	–	104.1

		2,793.2	474.5	276.2	2,042.5
Provisions for uncollectible reinsurance
– specific		276.2
– general		61.0

Net reinsurance recoverable		2,456.0

As shown above, excluding pools & associations, Fairfax’s runoff operations have gross outstanding reinsurance balances for reinsurers which are rated B++ or lower or which are unrated of $891.7, for which they hold security of $302.7 and have an aggregate provision for uncollectible reinsurance of $335.0 (56.9% of the net exposure prior to such provision), leaving a net exposure of $254.0.
Based on the results of the above analysis of Fairfax’s reinsurance recoverable and on the credit risk analysis performed by RiverStone as described in the next paragraph, Fairfax believes that its provision for uncollectible reinsurance provides for all likely losses arising from uncollectible reinsurance at December 31, 2006.
RiverStone, with its dedicated specialized personnel and expertise in analyzing and managing credit risk, is responsible for the following with respect to recoverables from reinsurers: evaluating the creditworthiness of all reinsurers and recommending to the group management’s reinsurance committee those reinsurers which should be included on the list of approved reinsurers; on a quarterly basis, monitoring reinsurance recoverable by reinsurer and by company, in aggregate, and recommending the appropriate provision for uncollectible reinsurance; and pursuing collections from, and global commutations with, reinsurers which are either impaired or considered to be financially challenged.
For the last three years, Fairfax has had reinsurance bad debts of $46.5 for 2006, $51.1 for 2005 and $62.8 for 2004.
Float
Fairfax’s float is the sum of its loss reserves, including loss adjustment expense reserves, and unearned premium reserves, less accounts receivable, reinsurance recoverables and deferred premium acquisition costs. This float arises because an insurance or reinsurance business receives premiums in advance of the payment of claims.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table below shows the float that Fairfax’s insurance and reinsurance operations have generated and the cost of that float. As the table shows, the average float increased 13.9% in 2006 to $7.5 billion, at no cost.

					Average long
			Benefit		term Canada
	Underwriting		(Cost)		treasury bond
Year	profit (loss)	Average float	of float		yield
1986	2.5	21.6	11.6%		9.6%
through
2002	(31.9)	4,402.0	(0.7%	)	5.7%
2003	95.1	4,443.2	2.1%		5.4%
2004	134.8	5,371.4	2.5%		5.2%
2005	(333.9)	6,615.7	(5.0%	)	4.4%
2006	198.2	7,533.4	2.6%		4.3%
Weighted average since inception			(3.5%	)	5.5%
Fairfax weighted average financing differential since inception: 2.0%
The table below shows the breakdown of total year-end float for the past five years.

					Total
					Insurance
	Canadian	U.S.	Asian		and
	Insurance	Insurance	Insurance	Reinsurance	Reinsurance	Runoff	Total
2002	811.7	1,552.6	59.2	1,770.2	4,193.7	1,781.8	5,975.5
2003	1,021.1	1,546.9	88.0	2,036.7	4,692.7	1,905.4	6,598.1
2004	1,404.2	1,657.1	119.7	2,869.0	6,050.0	1,371.0	7,421.0
2005	1,461.8	1,884.9	120.2	3,714.4	7,181.3	1,575.3	8,756.6
2006	1,586.0	1,853.8	85.4	4,360.2	7,885.4	2,633.4	10,518.8
In 2006, the Canadian insurance float increased by 8.5%, the U.S. insurance float decreased by 1.6%, the Asian insurance float decreased by 29.0% (largely due to an increase in reinsurance recoverables) and the reinsurance float increased by 17.4%, all at no cost. The runoff float increased by 67.2%, due primarily to the significant impact of the Swiss Re and Ridge Re reinsurance commutations. In the aggregate, total float increased by 20.1% to $10.5 billion at the end of 2006.
Insurance Environment
The property and casualty insurance and reinsurance industry reported improved core underwriting profitability in 2006 in the absence of the extreme catastrophe losses experienced in 2005 and 2004. Combined ratios in 2006 for Canada, for U.S. commercial lines and for U.S. reinsurers are expected to be approximately 92.2%, 91.3% and 93.6%, respectively. Despite the general and widespread softening observed in recent years affecting rates other than for certain catastrophe-exposed property business, insurers continue to benefit from the compounding effect of annual rate increases that began in 2002, notwithstanding the partially offsetting subsequent decline in rates affecting certain lines of business in recent years. The unprecedented 2005 hurricane losses temporarily stabilized rates in general, with catastrophe-exposed property rates increasing sharply, but buoyant industry results for 2006, as evidenced by improved underwriting profitability, favourable reserve development, improved net earnings and resulting increased industry capital, are expected to generate a more competitive industry in 2007, featuring increased availability of primary insurance and reinsurance capacity and more competitive rates, terms and conditions in the marketplace.

Investments
The majority of interest and dividend income is earned by the insurance, reinsurance and runoff companies. Interest and dividend income earned on holding company cash, short term investments and marketable securities was to $23.9 in 2006 (2005 – 26.9, 2004 – 6.1).
Interest and dividend income in Fairfax’s first year and for the past eight years (the period since Fairfax’s last significant acquisition) is presented in the following table.

			Interest and Dividend Income

	Average		Pre-Tax			After Tax
	Investments at
	Carrying Value		Amount	Yield	Per Share	Amount	Yield
				(%)			(%)	Per Share
1986	46.3		3.4	7.34	0.70	1.8	3.89	0.38
THROUGH
1999	10,020.3		532.7	5.32	39.96	348.0	3.47	26.10
2000	11,291.5		534.0	4.73	40.54	377.6	3.34	28.66
2001	10,264.3		436.9	4.26	33.00	297.1	2.89	22.44
2002	10,377.9		436.1	4.20	30.53	292.2	2.82	20.46
2003	11,527.5		331.9	2.88	23.78	215.8	1.87	15.46
2004	12,955.8	(1)	375.7	2.90	27.17	244.3	1.89	17.66
2005	14,142.5	(1)	466.1	3.30	28.34	303.0	2.14	18.42
2006	15,827.0	(1)	746.5	4.72	42.03	485.3	3.07	27.32

(1)	Excludes $783.3 (2005 – $700.3; 2004 – $539.5) of cash and short term investments arising from the company’s economic hedges against a decline in the equity markets.
Funds withheld payable to reinsurers shown on the consolidated balance sheet ($370.0 in 2006) represents premiums and accumulated accrued interest (at an average interest crediting rate of approximately 7% per annum) on aggregate stop loss reinsurance treaties, principally relating to Crum & Forster ($243.3) and OdysseyRe ($96.9). In 2006, $40.0 of interest expense accrued to reinsurers on funds withheld (including interest on funds withheld related to the Swiss Re corporate insurance cover until its commutation); the company’s total interest and dividend income of $746.5 in 2006 was net of this interest expense. Claims payable under such treaties are paid first out of the funds withheld balances.
Interest and dividend income increased in 2006 primarily due to higher short term interest rates and increased investment portfolios in 2006, as well as the negative impact on 2005 interest and dividends of the company’s equity-accounted share of Advent’s 2005 hurricane-affected $45.1 loss. The gross portfolio yield, before interest on funds withheld of $40.0, was 4.97% for 2006 compared to the 2005 gross portfolio yield, before interest on funds withheld of $79.6, of 3.86%. The pre-tax interest and dividend income yield achieved by the company’s investment managers increased to 4.72% in 2006 from 3.30% in 2005, while the after-tax yield increased to 3.07% in 2006 from 2.14% in 2005. The increased yields were primarily attributable to the impact of higher interest rates as three-month U.S. treasury bill yields averaged approximately 4.83% in 2006 compared to approximately 3.20% in 2005. Since 1985, pre-tax interest and dividend income per share has compounded at a rate of 22.7% per year.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments (including at the holding company) in Fairfax’s first year and since 1999, at their year-end carrying values, are presented in the following table.

	Cash and
	Short Term			Preferred	Common	Real
	Investments		Bonds	Stocks	Stocks	Estate	Total		Per Share
1985	6.4		14.1	1.0	2.5	–	24.0		4.80
through
1999	1,766.9		9,165.9	92.3	1,209.0	55.6	12,289.7		915.35
2000	1,663.0		7,825.5	46.7	813.6	50.9	10,399.6		793.81
2001	1,931.3		7,357.3	79.4	811.7	49.1	10,228.8		712.76
2002	2,033.2		7,390.6	160.1	992.1	20.5	10,596.5		753.90
2003	6,120.8		4,705.2	142.3	1,510.7	12.2	12,491.2		901.35
2004	4,075.0	(1)	7,260.9	135.8	1,960.9	28.0	13,460.6	(1)	840.80	(1)
2005	4,385.0	(1)	8,127.4	15.8	2,324.0	17.2	14,869.4	(1)	835.11	(1)
2006	5,416.1	(1)	8,944.0	16.4	2,425.2	18.0	16,819.7	(1)	948.62	(1)

(1)	Excludes $783.3 (2005 – $700.3; 2004 – $539.5) of cash and short term investments arising from the company’s economic hedges against a decline in the equity markets.
Total investments and total investments per share increased at year-end 2006 primarily due to strong operating cash flows at the insurance and reinsurance companies and increased collections and commutations of reinsurance recoverable balances. Since 1985, investments per share have compounded at a rate of 28.6% per year.
Management performs its own fundamental analysis of each proposed investment, and subsequent to investing, reviews at least quarterly the carrying value of each investment whose market value has been consistently below its carrying value for some time, to assess whether a provision for other than temporary decline is appropriate. In making this assessment, careful analysis is made comparing the intrinsic value of the investment as initially assessed to the current intrinsic value based on current outlook and all other relevant investment criteria. Other considerations in this assessment include the length of time the investment has been held, the difference between carrying value and market value and the company’s intent with respect to continuing to hold the investment.
Various investments are pledged by the company’s subsidiaries in the ordinary course of carrying on their business. These pledges are referred to in note 4 to the consolidated financial statements and are explained in more detail under the heading Provision for Claims. As noted there, these pledges do not involve any cross-collateralization by one group company of another group company’s obligations.
The breakdown of the bond portfolio as at December 31, 2006 was as follows (where S&P or Moody’s credit ratings are available, the higher one is used if they differ):

Credit	Carrying	Market	Unrealized
Rating	Value	Value	Gain (Loss)
AAA	7,434.7	7,206.0	(228.7)
AA	1,047.1	1,107.6	60.5
A	1.4	1.4	–
BBB	122.5	123.3	0.8
BB	10.0	10.0	–
B	12.3	12.6	0.3
Lower than B and unrated	240.3	274.8	34.5
Credit default swaps	54.9	54.9	–
Bond warrants	20.8	20.8	–

Total	8,944.0	8,811.4	(132.6)

At December 31, 2006, 96.2% of the fixed income portfolio at carrying value was rated investment grade, with 94.8% (primarily consisting of government obligations) being rated AA or better.
Subsidiary portfolio investments include $54.9 (at market; original cost $245.9) in 5-year to 7-year credit default swaps (with a remaining average life of approximately four years) referenced to a number of companies, primarily financial institutions, to provide protection against systemic financial risk arising from financial difficulties these entities could experience in a more difficult financial environment. Included in cash, short term investments and marketable securities the company holds an additional $16.5 (at market; original cost $29.7) in credit default swaps.

Interest Rate Risk
The company’s fixed income securities portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, market values of fixed income securities portfolios fall and vice versa.
The table below displays the potential impact of market value fluctuations on the fixed income securities portfolio as at December 31, 2006 and December 31, 2005, based on parallel 200 basis point shifts in interest rates up and down, in 100 basis point increments. This analysis was performed by individual security.

	As at December 31, 2006			As at December 31, 2005

	Fair			Fair
	Value of			Value of
	Fixed			Fixed
	Income	Hypothetical	Hypothetical	Income	Hypothetical	Hypothetical
Change in Interest Rates	Portfolio	$ Change	% Change	Portfolio	$ Change	% Change
200 basis point rise	7,440.6	(1,370.8)	(15.6)	6,583.4	(1,455.0)	(18.1)
100 basis point rise	8,051.4	(760.0)	(8.6)	7,242.6	(795.8)	(9.9)
No change	8,811.4	–	–	8,038.4	–	–
100 basis point decline	9,767.5	956.1	10.9	9,099.5	1,061.1	13.2
200 basis point decline	10,904.8	2,093.4	23.8	10,361.5	2,323.1	28.9
The preceding table indicates an asymmetric market value response to equivalent basis point shifts up and down in interest rates. This partly reflects exposure to fixed income securities containing a put feature. In total these securities represent approximately 13.9% and 15.2% of the fair market value of the total fixed income portfolio as at December 31, 2006 and December 31, 2005, respectively. The asymmetric market value response reflects the company’s ability to put these bonds back to the issuer for early redemption in a rising interest rate environment (thereby limiting market value loss) or to hold these bonds to their longer full maturity dates in a declining interest rate environment (thereby maximizing the benefit of higher market values in that environment). The company also has warrants to purchase long term bonds with a notional par value of $162.0, which would allow it to benefit from declining interest rates.
Disclosure about Limitations of Interest Rate Sensitivity Analysis
Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.
Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of

FAIRFAX FINANCIAL HOLDINGS LIMITED

individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Return on the Investment Portfolio
The following table shows the performance of the investment portfolio in Fairfax’s first year and for the past eight years (the period since Fairfax’s last significant acquisition). The total return includes all interest and dividend income, gains (losses) on the disposal of securities and the change in the unrealized gains (losses) during the year.

										Realized Gains
				Realized
	Average		Interest	Gains		Change in						% of
	Investments		and	(Losses)		Unrealized	Total Return			% of		Interest and
	at Carrying		Dividends	after		Gains	on Average			Average		Dividends and
	Value		Earned	Provisions		(Losses)	Investments			Investments		Realized Gains
								(%)		(%)		(%)
1986	46.3		3.4	0.7		(0.2)	3.9	8.4		1.5		17.1
through
1999	10,020.3		532.7	63.8		(871.4)	(274.9)	(2.7)		0.6		10.7
2000	11,291.5		534.0	259.1		584.1	1,377.2	12.2		2.3		32.7
2001	10,264.3		436.9	121.0		194.0	751.9	7.3		1.2		21.7
2002	10,377.9		436.1	465.0		263.2	1,164.3	11.2		4.5		51.6
2003	11,527.5		331.9	826.1		142.4	1,300.4	11.3		7.2		71.3
2004	12,955.8	(1)	375.7	300.5	(2)	165.6	841.8	6.5		2.3		44.4
2005	14,142.5	(1)	466.1	385.7		73.0	924.8	6.5		2.7		45.3
2006	15,827.0	(1)	746.5	789.4	(3)	(247.8)	1,288.1	8.1		5.0		51.4

Cumulative from inception			4,671.7	3,887.8				9.3%	(4)	3.8%	(4)	45.4%

(1)	Excludes $783.3 (2005 – $700.3; 2004 – $539.5) of cash and short term investments arising from the company’s economic hedges against a decline in the equity markets.

(2)	Excludes the $40.1 realized gain on the company’s secondary offering of Northbridge and the $27.0 realized loss in connection with the company’s repurchase of outstanding debt at a premium to par.

(3)	Excludes the $69.7 realized gain on the company’s secondary offering of OdysseyRe, the $15.7 realized loss in connection with the company’s repurchase of outstanding debt at a premium to par and the $8.1 dilution loss on conversions during 2006 of the OdysseyRe convertible senior debenture.

(4)	Simple average of the total return on average investments, or percentage of average investments, in each of the 21 years.
Investment gains have been an important component of Fairfax’s net earnings since 1985, amounting to a net aggregate of $3,887.8. The amount has fluctuated significantly from period to period: the amount of investment gains (losses) for any period has no predictive value and variations in amount from period to period have no practical analytical value. Since 1985, net realized gains have averaged 3.8% of Fairfax’s average investment portfolio and have accounted for 45.4% of Fairfax’s combined interest and dividends and net realized gains. At December 31, 2006 the Fairfax investment portfolio had a net unrealized gain of $310.6 (consisting of unrealized losses on bonds of $132.6 offset by unrealized gains on equities and other of $443.2), a decrease of $247.8 (after realizing net gains of $789.4) from net unrealized gains of $558.4 at December 31, 2005.
The company has a long term value-oriented investment philosophy. It continues to expect fluctuations in the stock market.

Capital Resources
At December 31, 2006, total capital, comprising shareholders’ equity and non-controlling interests, was $4,149.8, compared to $3,395.6 at December 31, 2005.
The company manages its capital based on the following financial measurements and ratios:

	2006	2005	2004	2003	2002
Cash, short term investments and marketable securities	767.4	559.0	566.8	410.2	327.7

Holding company debt	1,202.6	1,365.3	1,422.9	1,307.1	1,206.0
Subsidiary debt	981.3	933.2	862.2	783.8	303.2
Purchase consideration payable	179.2	192.1	195.2	200.6	205.5
RHINOS due February 2003	–	–	–	–	136.0
Trust preferred securities of subsidiaries	17.9	52.4	52.4	79.8	79.8

Total debt	2,381.0	2,543.0	2,532.7	2,371.3	1,930.5

Net debt	1,613.6	1,984.0	1,965.9	1,961.1	1,602.8
Common shareholders’ equity	2,720.3	2,507.6	2,665.1	2,327.3	1,760.4
Preferred equity	136.6	136.6	136.6	136.6	136.6
Non-controlling interests	1,292.9	751.4	579.5	432.0	315.8

Total equity and non-controlling interests	4,149.8	3,395.6	3,381.2	2,895.9	2,212.8
Net debt/equity and non-controlling interests	38.9%	58.4%	58.1%	67.7%	72.4%
Net debt/net total capital	28.0%	36.9%	36.8%	40.4%	42.0%
Total debt/total capital	36.5%	42.8%	42.8%	45.0%	46.6%
Interest coverage	5.2x	N/A	2.6x	4.5x	5.1x
At December 31, 2006, Fairfax had $767.4 of cash, short term investments and marketable securities at the holding company level. Net debt decreased to $1,613.6 at December 31, 2006 from $1,984.0 at December 31, 2005, and the above-noted leverage ratios improved primarily due to 2006 net earnings, proceeds received on the secondary offering of OdysseyRe common shares (which increased cash and the OdysseyRe non-controlling interest), the repayment of Fairfax senior notes upon maturity and other opportunistic debt repurchases during the year. This improvement was somewhat offset by $48.1 in net additional subsidiary debt, primarily resulting from $44.0 of net additional long term debt issued by OdysseyRe.
Non-controlling interests increased in 2006 due primarily to the company’s secondary offering of OdysseyRe common shares and the non-controlling interest share of Northbridge’s and OdysseyRe’s net earnings for the year.
Fairfax’s common shareholders’ equity (excluding other paid in capital) increased from $2,448.2 at December 31, 2005 to $2,662.4 at December 31, 2006, principally as a result of the net earnings for the year. Holding company liquidity strengthened, while total holding company debt decreased by $210.1 during 2006 and its debt maturity profile remained unchanged, with no significant debt maturities until 2012.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company has issued and repurchased common shares over the last five years as follows:

	Number of	Average
	subordinate	issue/ repurchase	Net proceeds/
Date	voting shares	price per share	(repurchase cost)
2002 – repurchase of shares	(210,200)	79.32	(16.7)
2003 – repurchase of shares	(240,700)	127.13	(30.6)
2004 – issue of shares	2,406,741	124.65	299.7
2004 – repurchase of shares	(215,200)	146.38	(31.5)
2005 – issue of shares	1,843,318	162.75	299.8
2005 – repurchase of shares	(49,800)	148.59	(7.4)
2006 – repurchase of shares	(67,800)	113.57	(7.7)
Fairfax’s indirect ownership of its own shares through The Sixty Two Investment Company Limited results in an effective reduction of shares outstanding by 799,230, and this reduction has been reflected in the earnings per share and book value per share figures.
A common measure of capital adequacy in the property and casualty industry is the premiums to surplus (or common shareholders’ equity) ratio. This is shown for the insurance and reinsurance subsidiaries of Fairfax for the past five years in the following table:

	Net Premiums Written to Surplus
	(Common Shareholders’ Equity)

	2006	2005	2004	2003	2002
Insurance
Northbridge (Canada)	1.0	1.1	1.3	1.5	1.5
Crum & Forster (U.S.)	1.0	0.9	0.9	0.8	0.7
Fairmont (U.S.)(1)	n/a	0.9	1.0	1.5	1.1
Fairfax Asia(2)	0.4	0.5	0.6	2.2	2.1
Reinsurance
OdysseyRe	1.1	1.5	1.6	1.7	1.6
Canadian insurance industry	1.0	1.1	1.2	1.6	1.4
U.S. insurance industry	0.9	1.0	1.1	1.2	1.3

(1)	Fairmont in 2003, 2004 and 2005; only Ranger in 2002. Fairmont was included in Crum & Forster in 2006.

(2)	Fairfax Asia since 2004, only Falcon for prior years.
In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (MCT) formula. At December 31, 2006, Northbridge’s subsidiaries had a weighted average MCT ratio of 250% of the minimum statutory capital required, compared to 237% at December 31, 2005, well in excess of the 150% minimum supervisory target.
In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance, investment and other business activities. At December 31, 2006, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 4.1 times the authorized control level, except for TIG (2.6 times). As part of the TIG reorganization described in the Runoff and Other section, Fairfax has guaranteed that TIG will have capital and surplus of at least two times the authorized control level at each year-end.

Fairfax and its insurance and reinsurance subsidiaries are rated as follows by the respective rating agencies:

Standard
	A.M. Best	& Poor’s	Moody’s	DBRS
Fairfax	bb+	BB	Ba3	BB (high)
Commonwealth	A–	BBB	–	–
Crum & Forster	A–	BBB	Baa3	–
Falcon	–	A–	–	–
Federated	A–	BBB	–	–
Lombard	A–	BBB	–	–
Markel	A–	BBB	–	–
OdysseyRe	A	A–	A3	–
Liquidity
The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due.
The company believes that its cash position, short term investments and marketable securities provide adequate liquidity to meet all of the company’s obligations in 2007. Besides these holding company resources, the holding company expects to continue to receive management fees, investment income on its holdings of cash, short term investments and marketable securities, tax sharing payments and dividends from its insurance and reinsurance subsidiaries. Tax sharing payments received in 2007 may decline due to the 2006 deconsolidation of OdysseyRe from the U.S. consolidated tax group. For 2007, the holding company’s obligations consist of the repayment of $60.4 of senior debt (paid in February 2007), the payment of a $49.0 dividend on common shares (paid in February 2007) interest, overhead expenses and the payment of approximately $30.5 purchase consideration payable.
Contractual Obligations
The following table provides a payment schedule of current and future obligations as at December 31, 2006:

		Less than			More than
	Total	1 year	1 – 3 years	3 – 5 years	5 years
Net claims liability	10,658.6	3,113.9	3,696.4	1,686.2	2,162.1
Long term debt obligations – principal	2,115.7	60.4	174.9	–	1,880.4
Long term debt obligations – interest	1,459.8	160.8	302.8	297.0	699.2
Operating leases – obligations	384.5	77.6	114.8	74.2	117.9
Other long term liabilities – principal	197.1	4.5	10.3	12.2	170.1
Other long term liabilities – interest	177.8	16.9	32.7	30.8	97.4

	14,993.5	3,434.1	4,331.9	2,100.4	5,127.1

For further detail on Fairfax’s net claims liability, long term debt principal and interest payments, other long term liability payments and operating lease payments, please see notes 5, 7, 8, 9 and 15, respectively, of the company’s consolidated financial statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED

SEC Subpoenas
On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any nontraditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any nontraditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s office.
The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to the restatement by OdysseyRe. That review also led to some changes in accounting for certain contracts at nSpire Re. Subsequently, during 2006 following an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re corporate insurance cover, the company also restated various of its previously reported consolidated financial statements and related disclosures. That restatement included a restatement of the accounting for certain reinsurance contracts that were commuted in 2004 to apply the deposit method of accounting rather than reinsurance accounting. All of the above noted items and related adjustments are reflected in the company’s comparative results. The company continues to respond to requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.
The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.
These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse. The financial cost to the company to address these matters has been and is likely to continue to be significant. The company expects that these matters will continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.
Lawsuits
During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. The court has scheduled the next conference for April 5, 2007, and pursuant to the scheduling stipulations, the defendants will file their answers or motions to dismiss the Amended Consolidated Complaint on or before May 10, 2007. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against the consolidated lawsuit and the company’s financial statements include no provision for loss.
On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act (RICO), pursuant to which treble damages may be available. The defendants have removed this lawsuit to the District Court for the District of New Jersey, and Fairfax has filed a motion to remand the lawsuit to Superior Court, Morris County, New Jersey. The ultimate outcome of any litigation is uncertain.
Management’s Evaluation of Disclosure Controls and Procedures
As disclosed in note 2 to the audited consolidated financial statements, during 2006 the company restated its consolidated financial statements as at and for the years ended December 31, 2001 through 2005 and all related disclosures. The restatement of the company’s consolidated financial statements followed an internal review of the company’s consolidated

FAIRFAX FINANCIAL HOLDINGS LIMITED

financial statements and accounting records that was undertaken in contemplation of the commutation of the company’s $1 billion corporate insurance cover ultimately reinsured with a Swiss Re subsidiary. That review identified an overstatement of the consolidated net assets of the company and errors in accounting for the periodic consolidated earnings statements. In connection with the restatement, the company’s management identified four material weaknesses in its internal control over financial reporting as of December 31, 2005 relating to financial reporting organizational structure and personnel, head office consolidation controls, investment accounting in accordance with US GAAP and accounting for income taxes.
Upon identification of the four material weaknesses and under the review of the Audit Committee of the company’s Board of Directors, the company developed a comprehensive plan to remediate the material weaknesses. The status of remediation of each material weakness was reviewed with the Audit Committee and the Committee was advised of issues encountered and key decisions reached by management relating to the remediation efforts.
As of December 31, 2006 and as described under Remediation of Material Weaknesses in Internal Control Over Financial Reporting below, the material weaknesses relating to investment accounting in accordance with US GAAP and accounting for income taxes were remediated, and the two material weaknesses relating to a sufficient complement of accounting personnel and lines of communication within the organization and head office consolidation controls had not been remediated.
Under the supervision and with the participation of our management, including the company’s CEO and CFO, the company conducted an evaluation of the effectiveness of its disclosure controls and procedures as required by Canadian securities legislation as of December 31, 2006. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and reported to management, including the company’s CEO and CFO, as appropriate, to allow required disclosures to be made in a timely fashion. Based on their evaluation, the CEO and CFO have concluded that as of December 31, 2006, the company’s disclosure controls and procedures were not effective because of the material weakness discussed below.
Notwithstanding the existence of two remaining material weaknesses, the company’s management has concluded that the financial statements included herein fairly present, in all material respects, the company’s financial position, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles.
Management’s Report on Internal Control over Financial Reporting
The company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The company’s management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2006. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.
A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The company’s management has concluded that, as of December 31, 2006, the following two material weaknesses in internal control over financial reporting existed:

1.	The company did not maintain a sufficient complement of accounting personnel to support the activities of the company and lines of communication between the company’s operations and accounting and finance personnel at head office and the subsidiaries were not adequate to raise issues to the appropriate level of accounting personnel. Further, the company did not maintain personnel with an appropriate level of accounting knowledge, experience and training to support the size and complexity of the organization and its financial reporting requirements. This control deficiency contributed to the other material weakness identified.

2.	The company did not maintain effective controls over the completeness and accuracy of period-end financial reporting and period-end close processes at the Fairfax head office consolidation level. Specifically, the company did not maintain effective review and monitoring processes and documentation relating to the (i) recording of recurring and non-recurring journal entries, and (ii) translation of foreign currency transactions and subsidiary company results.
Each of these control deficiencies could result in misstatements of the company’s financial statement accounts and disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, the company’s management has concluded that these control deficiencies constitute material weaknesses.
As a result of the material weaknesses in internal control over financial reporting described above, the company’s management, including the CEO and CFO, concluded that, as of December 31, 2006, the company’s internal control over financial reporting was not effective based on the criteria in Internal Control – Integrated Framework issued by COSO.
Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.
Remediation of Material Weaknesses in Internal Control Over Financial Reporting
During the last half of 2006 and continuing into 2007, the company has been actively engaged in the implementation of remediation efforts to address the material weaknesses in existence at December 31, 2005. These remediation efforts, outlined below, are specifically designed to address the material weaknesses identified by the company’s management. As a result of its

FAIRFAX FINANCIAL HOLDINGS LIMITED

assessment of the effectiveness of internal control over financial reporting, the company’s management determined that as of December 31, 2006, two material weaknesses, relating to investment accounting in accordance with US GAAP and accounting for income taxes, had been remediated, and two material weaknesses, relating to a sufficient complement of accounting personnel and lines of communication within the organization and head office consolidation controls, had not been remediated.
Completed Remediation

(a)	Investment Accounting in Accordance with US GAAP
As of December 31, 2005, the company did not maintain effective controls over the accounting for certain derivative instruments in accordance with FAS 133. Specifically, the company did not maintain appropriate controls over the processes to account for convertible bond securities and to identify embedded derivatives in other fixed income securities in accordance with US GAAP. This control deficiency resulted in the restatement of the company’s US GAAP net earnings (loss) with an offsetting amount in other comprehensive income for each of the three years ended December 31, 2005, including interim periods therein.
The company has taken several specific actions to remediate this material weakness and to further strengthen controls over investment accounting in accordance with US GAAP, including:

1.	The company has implemented new control procedures designed to identify features of newly purchased investment securities in order to determine the appropriate investment accounting in accordance with US GAAP and Canadian GAAP. Investment accounting memoranda are prepared at inception for new investment positions in securities with unique or non-standard features for use by the head office and subsidiaries’ investment accounting teams.

2.	The company has established the Investment Accounting Working Group, comprising members of the head office and subsidiaries’ investment accounting teams, to assist in the preparation and review of investment accounting memoranda and to research and analyze the impact of new accounting pronouncements. The Investment Accounting Working Group has improved communication between head office investment accounting and the investment accounting teams of the subsidiaries.
Based upon the specific actions taken, as listed above, and the testing and evaluation of the effectiveness of the controls, the company’s management has concluded that remediation of the material weakness in investment accounting in accordance with US GAAP has been achieved as of December 31, 2006.

(b)	Accounting for Income Taxes
As of December 31, 2005, the company did not maintain effective controls over the completeness and accuracy of the calculation and review of income taxes, including the determination of income taxes payable, future income tax assets and liabilities and the related income tax provision, including the impact on US GAAP information. Specifically, the company did not maintain appropriate controls over tax effecting certain permanent differences, temporary differences and US GAAP reconciling items. This control deficiency resulted in the restatement of the company’s consolidated financial statements for the years ended December 31, 2001 through 2005 and related disclosures including interim periods therein.

The company has taken several specific actions to remediate this material weakness and to further strengthen controls over accounting for income taxes, including:

1.	The company has implemented an enhanced collaborative review process for the determination of income tax provisions, income taxes payable and future income tax assets and liabilities in accordance with US GAAP and Canadian GAAP by both its U.S. and Canadian tax teams.

2.	The company has strengthened its control procedures relating to its review of the tax impact on recurring and non-recurring consolidation journal entries.

3.	The company has strengthened its control procedures relating to its review both by the U.S. and Canadian tax team of the tax impact of the US GAAP reconciling items.
Based upon the specific actions taken, as listed above, and the testing and evaluation of the effectiveness of the controls, the company’s management has concluded that remediation of the material weakness in accounting for income taxes has been achieved as of December 31, 2006.
Continuing Remediation
The company has devoted significant efforts towards remediation of the two remaining material weaknesses. Specific steps have been taken and progress achieved, however, the remaining two material weaknesses were not yet remediated as of December 31, 2006. The company’s management continues to assign the highest priority to remediation efforts in these areas, with the goal of remediating these two material weaknesses during the first half of 2007. However, due to the nature of the remediation process and the need to allow adequate time after implementation to evaluate and test the effectiveness of the controls, no assurance can be given as to the timing of the achievement of remediation.
The company has taken the following specific remediation steps with respect to its two remaining material weaknesses:

(a)	Financial Reporting Organizational Structure and Personnel
As of December 31, 2005, the company did not maintain an appropriate accounting and financial reporting organizational structure and a sufficient complement of accounting personnel to support the activities of the company. Specifically, lines of communication between the company’s operations and accounting and finance personnel and the subsidiaries were not adequate to raise issues to the appropriate level of accounting personnel. Further, the company did not maintain personnel with an appropriate level of accounting knowledge, experience and training to support the size and complexity of the organization and its financial reporting requirements.
The company has implemented the following measures:

1.	The Chief Financial Officer has been appointed to the Executive Committee and the Operations Committee and the accounting and financial reporting organizational structure has been redesigned to facilitate better communication and accountability.

2.	The company has recently hired additional financial accounting personnel at head office with the requisite training, skills and experience appropriate to the job requirements and the complexity of the organization.

3.	The company has established committees and working groups comprised of head office and subsidiary accounting personnel to enhance communication.
The company continues to seek additional financial accounting personnel for head office, with emphasis on US GAAP technical expertise, and additional testing will be required to evaluate

FAIRFAX FINANCIAL HOLDINGS LIMITED

the effectiveness of controls including the operation of the committees and working groups. Accordingly, the company believes that full remediation has not yet been achieved as of December 31, 2006.

(b)	Head Office Consolidation Controls
As of December 31, 2005, the company did not maintain effective controls over the completeness and accuracy of period-end financial reporting and period-end close processes at the Fairfax head office consolidation level. Specifically, the company did not maintain effective review and monitoring processes and documentation relating to the (i) recording of recurring and non-recurring journal entries, (ii) recording of intercompany and related company eliminations and reconciliations and (iii) translation of foreign currency transactions and subsidiary company results.
The company has undertaken the following measures:

1.	The company is in the process of strengthening certain documentation and review procedures relating to recurring and non-recurring consolidation journal entries.

2.	The company implemented control procedures designed to identify, analyze and reconcile intercompany balances in a timely manner through increased collaboration with the subsidiaries’ accounting teams during the third quarter and fourth quarter close processes.

3.	The company is in the process of strengthening its control procedures over the currency translation adjustment accounting at the head office and subsidiary levels.
Additional testing will be required to evaluate the effectiveness of the new and enhanced control procedures for items (1) and (3) above. Accordingly, the company believes that remediation has not yet been achieved as of December 31, 2006.
The two material weaknesses will be fully remediated when, in the opinion of the company’s management, the revised control procedures and processes have been operating for a sufficient period of time to provide reasonable assurance as to their effectiveness. The remediation and ultimate resolution of the company’s material weaknesses will be reviewed by the Audit Committee of the company’s Board of Directors. The company will disclose any further developments arising as a result of its remediation efforts in future filings.
Issues and Risks
The following issues and risks, among others, should also be considered in evaluating the outlook of the company. For a fuller detailing of issues and risks relating to the company, please see Risk Factors in Fairfax’s Supplemental and Base Shelf Prospectus filed on September 28, 2005 with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR.
Claims Reserves
The major risk that all property and casualty insurance and reinsurance companies face is that the provision for claims is an estimate and may be found to be deficient, perhaps very significantly, in the future as a result of unanticipated frequency or severity of claims or for a variety of other reasons including unpredictable jury verdicts, expansion of insurance coverage to include exposures not contemplated at the time of policy issue (e.g. asbestos and pollution) and poor weather. Fairfax’s gross provision for claims was $15,502.3 at December 31, 2006.

Latent Claims
The company has established loss reserves for asbestos, environmental and other latent claims that represent its best estimate of ultimate claims and claims adjustment expenses based upon known facts and current law. As a result of significant issues surrounding liabilities of insurers, risks inherent in major litigation and diverging legal interpretations and judgments in different jurisdictions, actual liability for these types of claims could exceed the loss reserves set by the company by an amount that could be material to its operating results and financial condition in future periods.
Reinsurance Recoverables
Most insurance and reinsurance companies reduce their liability for any individual claim by reinsuring amounts in excess of the maximum they want to retain. This third party reinsurance does not relieve the company of its primary obligation to the insured. Reinsurance recoverables can become an issue mainly due to solvency credit concerns, given the long time period over which claims are paid and the resulting recoveries are received from the reinsurers, or policy disputes. Fairfax had $5,506.5 recoverable from reinsurers as at December 31, 2006.
Catastrophe Exposure
Insurance and reinsurance companies are subject to losses from catastrophes such as earthquakes, hurricanes and windstorms, hailstorms or terrorist attacks, which are unpredictable and can be very significant.
Prices
Prices in the insurance and reinsurance industry are cyclical and can fluctuate quite dramatically. With under-reserving, competitors can price below underlying costs for many years and still survive. The property and casualty insurance and reinsurance industry is highly competitive.
Foreign Exchange
The company has assets, liabilities, revenue and costs that are subject to currency fluctuations. These currency fluctuations have been and can be very significant and can affect the statement of earnings or, through the currency translation account, shareholders’ equity.
Cost of Revenue
Unlike most businesses, the insurance and reinsurance business can have enormous costs that can significantly exceed the premiums received on the underlying policies. Similar to short selling in the stock market (selling shares not owned), there is no limit to the losses that can arise from most insurance policies, even though most contracts have policy limits.
Regulation
Insurance and reinsurance companies are regulated businesses which means that except as permitted by applicable regulation, Fairfax does not have access to its insurance and reinsurance subsidiaries’ net income and shareholders’ capital without the requisite approval of applicable insurance regulatory authorities.
Taxation
Realization of the company’s future income taxes asset is dependent upon the generation of taxable income in those jurisdictions where the relevant tax losses and other timing differences exist. Capitalized operating and capital loss carryforwards are a major component of the

FAIRFAX FINANCIAL HOLDINGS LIMITED

company’s future income taxes asset. Failure to achieve projected levels of profitability could lead to a writedown in this future income taxes asset if the expected recovery period for capitalized loss carryforwards becomes longer than anticipated.
Bond and Common Stock Holdings
The company has bonds and common stocks in its portfolio. The market value of bonds fluctuates with changes in interest rates and credit outlook. The market value of common stocks is exposed to fluctuations in the stock market.
Goodwill
The majority of the goodwill on the balance sheet arises from Cunningham Lindsey, particularly its U.K. operations. Continued profitability is essential for there to be no impairment in the carrying value of the goodwill.
Ratings
The company has financial strength or claims paying and issuer credit or debt ratings by the major rating agencies in North America. As financial stability is very important to its customers, the company is vulnerable to downgrades by the rating agencies.
Holding Company
Being a small holding company, Fairfax is very dependent on strong operating management, which makes it vulnerable to management turnover.
Financial Strength
Fairfax strives to be soundly financed. If the company requires additional capital or liquidity but cannot obtain it at all or on reasonable terms, its business, operating results and financial condition would be materially adversely affected.
Cost of Reinsurance and Adequate Protection
The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect the company’s business volume and profitability. Many reinsurance companies have begun to exclude certain coverages from the policies they offer. In the future, alleviation of risk through reinsurance arrangements may become increasingly difficult.
Information Requests or Proceedings by Government Authorities
SEC Subpoenas
On September 7, 2005, the company announced that it had received a subpoena from the U.S. Securities and Exchange Commission (the “SEC”) requesting documents regarding any nontraditional insurance or reinsurance product transactions entered into by the entities in the consolidated group and any non-traditional insurance or reinsurance products offered by the entities in that group. On September 26, 2005, the company announced that it had received a further subpoena from the SEC as part of its investigation into such loss mitigation products, requesting documents regarding any transactions in the company’s securities, the compensation for such transactions and the trading volume or share price of such securities. Previously, on June 24, 2005, the company announced that the company’s Fairmont subsidiary had received a subpoena from the SEC requesting documents regarding any nontraditional insurance product transactions entered into by Fairmont with General Re Corporation or affiliates thereof. The U.S. Attorney’s office for the Southern District of New

York is reviewing documents produced by the company to the SEC and is participating in the investigation of these matters. The company is cooperating fully with these requests. The company has prepared presentations and provided documents to the SEC and the U.S. Attorney’s office, and its employees, including senior officers, have attended or have been requested to attend interviews conducted by the SEC and the U.S. Attorney’s office.
The company and Prem Watsa, the company’s Chief Executive Officer, received subpoenas from the SEC in connection with the answer to a question on the February 10, 2006 investor conference call concerning the review of the company’s finite reinsurance contracts. In the fall of 2005, Fairfax and its subsidiaries prepared and provided to the SEC a list intended to identify certain finite contracts and contracts with other non-traditional features of all Fairfax group companies. As part of the 2005 year-end reporting and closing process, Fairfax and its subsidiaries internally reviewed all of the contracts on the list provided to the SEC and some additional contracts as deemed appropriate. That review led to the restatement by OdysseyRe. That review also led to some changes in accounting for certain contracts at nSpire Re. Subsequently, during 2006 following an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re corporate insurance cover, the company also restated various of its previously reported consolidated financial statements and related disclosures. That restatement included a restatement of the accounting for certain reinsurance contracts that were commuted in 2004 to apply the deposit method of accounting rather than reinsurance accounting. All of the above noted items and related adjustments are reflected in the company’s comparative results. The company continues to respond to requests for information from the SEC and there can be no assurance that the SEC’s review of documents provided will not give rise to further adjustments.
The company understands that the SEC has issued subpoenas to various third parties involved in the matters which are the subject of the SEC subpoenas issued to the company, including the company’s independent auditors (which in Canada received a letter requesting cooperation and in the U.S. received a subpoena) and a shareholder (that has previously disclosed receipt of a subpoena). In addition, it is possible that other governmental and enforcement agencies will seek to review information related to these matters, or that the company, or other parties with whom it interacts, such as customers or shareholders, may become subject to direct requests for information or other inquiries by such agencies.
These inquiries are ongoing and the company continues to comply with requests for information from the SEC and the U.S. Attorney’s office. At the present time the company cannot predict the outcome from these continuing inquiries or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse. The financial cost to the company to address these matters has been and is likely to continue to be significant. The company expects that these matters will continue to require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities.
Lawsuit
During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. The court has scheduled the next conference for April 5, 2007, and pursuant to the scheduling stipulations, the defendants will file their answers or motions to dismiss the Amended Consolidated Complaint on or before May 10, 2007. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against the consolidated lawsuit and the company’s financial statements include no provision for loss.
Critical Accounting Estimates and Judgments
In the preparation of the company’s consolidated financial statements, management has made a number of estimates and judgments, the more critical of which are discussed below.
Provision for Claims
For Fairfax’s reinsurance subsidiaries, provisions for claims are established based on reports and individual case estimates provided by the ceding companies. For Fairfax’s subsidiaries that write direct insurance, provisions for claims are based on the case method as they are reported. Case estimates are reviewed on a regular basis and are updated as new information is received. An additional provision over and above those provisions established under the case method is established for claims incurred but not yet reported, potential future development on known claims and closed claims that may reopen (IBNR reserves). The actuaries establish the IBNR reserves based on estimates derived from reasonable assumptions and appropriate actuarial methods. Typically, actuarial methods use historical experience to project the future; therefore the actuary must use judgment and take into consideration potential changes, such as changes in the underlying book of business, in law and in cost factors.
In order to ensure that the estimated consolidated provision for claims included in the company’s financial statements is adequate, the provisions at the company’s insurance, reinsurance and runoff operations are subject to several reviews, including by one or more independent actuaries. The reserves are reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the chief actuary at Fairfax’s head office, and one or more independent actuaries, including an independent valuation actuary whose report appears in each Annual Report.

Provision for Uncollectible Reinsurance Recoverables
Fairfax establishes provisions for uncollectible reinsurance recoverables on a centralized basis, which are based on a detailed review of the credit risk of each underlying reinsurer. Considerations involved in establishing these provisions include the balance sheet strength of the reinsurer, its liquidity (or ability to pay), its desire to pay (based on prior history), ratings as determined by external rating agencies and specific disputed amounts based on contract interpretations which occur from time to time. The company monitors these provisions and reassesses them on a quarterly basis, or more frequently if necessary, updating them as new information becomes available.
Provision for Other than Temporary Impairment in the Value of Investments
Fairfax reviews its investments on a quarterly basis and focuses its attention on investments for which the fair value has been below cost for six months and on investments which have experienced sharp declines in the market based on critical events, even if those investments have been below cost for less than a six month period. In considering whether or not an impairment is other than temporary, the company assesses the underlying intrinsic value of the investment as of the review date as compared to the date of the original investment and considers the impact of any changes in the underlying fundamentals of the investment. The company also considers the issuer’s financial strength and health, the company’s ability and intent to hold the security to maturity for fixed income investments, the issuer’s performance as compared to its competitors, industry averages, views published by third party analysts and the company’s expectations for recovery in value in a reasonable time frame. Provisions are reviewed on a regular basis and, if appropriate, are increased if additional negative information becomes available; these provisions are only released on the sale of the security.
Valuation Allowance for Recovery of Future Income Taxes
In determining the need for a valuation allowance (which is based on management’s best estimate) for the recovery of future income taxes, management considers primarily current and expected profitability of the companies and their ability to utilize the losses fully within the next few years. Fairfax reviews the recoverability of its future income taxes asset and the valuation allowance on a quarterly basis, taking into consideration the underlying operation’s performance as compared to plan, the outlook for the business going forward, changes to tax law, the ability of the company to refresh tax losses and the expiry date of the tax losses.
Assessment of Goodwill for Potential Impairment
Goodwill on the company’s balance sheet arises primarily from Cunningham Lindsey and is subject to impairment tests annually or when significant changes in operating expectations occur. Management estimates the fair value of each of the company’s operations using discounted expected future cash flows, which requires the making of a number of estimates, including estimates about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and the growth rate of the various operations. The discounted cash flows supporting the goodwill in the reporting unit are compared to its book value. If the discounted cash flows supporting the goodwill in the reporting unit are less than its book value, a goodwill impairment loss is recognized equal to the excess of the book value of the goodwill over the fair value of the goodwill. Given the variability of the future-oriented financial information, a sensitivity analysis of the goodwill impairment test is performed by varying the discount and growth rates to enable management to conclude whether or not the goodwill balance has been impaired. As at December 31, 2006, goodwill in the amount of $150.4 arose from Cunningham Lindsey’s U.K. operations; this goodwill is sensitive to changes in future profitability as well as to the discount rates used in the assessment.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Compliance with Corporate Governance Rules
Fairfax is a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and the New York Stock Exchange (the “NYSE”). It has in place corporate governance practices that comply with all applicable rules and substantially comply with all applicable guidelines and policies of the Canadian Securities Administrators and the practices set out therein. In the context of its listing on the NYSE, Fairfax also substantially complies with the corporate governance standards prescribed by the NYSE even though, as a “foreign private issuer”, it is not required to comply with most of those standards. The only significant difference between Fairfax’s corporate governance practices and the standards prescribed by the NYSE relates to shareholder approval of the company’s equity compensation plans, which would be required by NYSE standards but is not required under applicable Canadian rules as the plans involve only outstanding shares purchased in the market and do not involve newly issued securities.
In 2005, Fairfax’s Board of directors, in consultation with outside experts retained by the Board, took a number of initiatives intended to retain and enhance its existing principles and practices. The Board has adopted a set of Corporate Governance Guidelines (which include a written mandate of the Board), established an Audit Committee, a Governance and Nominating Committee and a Compensation Committee, approved written charters for all of its committees, approved a Code of Business Conduct and Ethics applicable to all directors, officers and employees of the company and established, in conjunction with the Audit Committee, a Whistleblower Policy. The company continues to monitor developments in the area of corporate governance as well as its own procedures.
Forward-Looking Statements
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The words “believe”, “anticipate”, “project”, “expect”, “intend”, “will likely result”, “will seek to”, or “will continue” and similar expressions identify forward-looking statements which relate to, among other things, the company’s plans and objectives for future operations and reflect the company’s current views with respect to future results, performance and achievements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such factors include, but are not limited to: a reduction in net income if the reserves of the company’s subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks these subsidiaries insure that are higher or lower than expected; the lowering or loss of one of these subsidiaries’ financial or claims paying ability ratings; an inability to realize the company’s investment objectives; exposure to credit risk in the event the company’s subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for these subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect these subsidiaries; an inability to obtain required levels of capital; an inability to access cash of the company’s subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in this Annual Report under the heading Issues and Risks and in Fairfax’s Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed on September 28, 2005 with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, except as otherwise required by law.

Quarterly Data (unaudited)
Years ended December 31

	First	Second	Third	Fourth	Full
	Quarter	Quarter	Quarter	Quarter	Year
2006
Revenue	1,714.5	1,935.6	1,515.1	1,638.5	6,803.7
Net earnings (loss)	198.4	229.2	(359.2)	159.1	227.5
Net earnings (loss) per share	10.99	12.73	(20.41)	8.81	12.17
Net earnings (loss) per diluted share	10.51	12.14	(20.41)	8.45	11.92
2005
Revenue	1,480.1	1,513.2	1,547.5	1,359.7	5,900.5
Net earnings (loss)	47.2	22.9	(208.6)	(308.1)	(446.6)
Net earnings (loss) per share	2.80	1.29	(13.19)	(17.51)	(27.75)
Net earnings (loss) per diluted share	2.74	1.29	(13.19)	(17.51)	(27.75)
2004
Revenue	1,492.8	1,435.5	1,453.1	1,448.3	5,829.7
Net earnings (loss)	50.1	43.2	(4.7)	(35.5)	53.1
Net earnings (loss) per share	3.46	2.97	(0.52)	(2.74)	3.11
Net earnings (loss) per diluted share	3.33	2.88	(0.52)	(2.74)	3.11
Prior to giving effect to the 2005 hurricanes and the 2004 hurricanes, operating results at the company’s insurance and reinsurance operations have been improving as a result of company efforts, although they have been affected by the more difficult insurance environment subsequent to the first half of 2004 (interrupted temporarily subsequent to the 2005 hurricanes). Apart from reserve strengthenings which have occurred, individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes and by commutations or settlements by the runoff group, the occurrence of which is not predictable, and have been (and are expected to continue to be) significantly impacted by changes in the fair value of investments, the timing of which is not predictable.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Stock Prices and Share Information
As at March 9, 2007 Fairfax had 16,982,070 subordinate voting shares and 1,548,000 multiple voting shares outstanding (an aggregate of 17,730,840 shares effectively outstanding after an intercompany holding). Each subordinate voting share carries one vote per share at all meetings of shareholders except for separate meetings of holders of another class of shares. Each multiple voting share carries ten votes per share at all meetings of shareholders except in certain circumstances (which have not occurred) and except for separate meetings of holders of another class of shares. The multiple voting shares are not publicly traded.
Below are the Toronto Stock Exchange high, low and closing prices of subordinate voting shares of Fairfax for each quarter of 2006, 2005 and 2004.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(Cdn $)
2006
High	179.09	151.51	159.85	241.00
Low	120.00	100.00	107.52	141.59
Close	124.20	106.16	145.03	231.67
2005
High	214.78	205.00	218.50	205.29
Low	180.00	158.29	183.00	160.18
Close	180.68	203.05	201.40	168.00
2004
High	250.00	231.10	225.60	214.60
Low	196.00	196.00	150.01	147.71
Close	203.74	227.79	157.00	202.24
Below are the New York Stock Exchange high, low and closing prices of subordinate voting shares of Fairfax for each quarter of 2006, 2005 and 2004.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2006
High	156.00	130.00	142.50	209.00
Low	102.50	88.87	94.99	126.91
Close	107.21	95.03	130.11	198.50
2005
High	171.12	168.28	179.90	175.00
Low	148.35	126.73	158.00	137.38
Close	149.50	166.00	173.90	143.36
2004
High	187.20	174.15	170.90	177.75
Low	147.57	141.12	116.00	120.50
Close	155.21	170.46	124.85	168.50

APPENDIX A
GUIDING PRINCIPLES FOR FAIRFAX FINANCIAL HOLDINGS LIMITED
OBJECTIVES:

1)	We expect to compound our mark-to-market book value per share over the long term by 15% annually by running Fairfax and its subsidiaries for the long term benefit of customers, employees and shareholders – at the expense of short term profits if necessary.
     Our focus is long term growth in book value per share and not quarterly earnings. We plan to grow through internal means as well as through friendly acquisitions.

2)	We always want to be soundly financed.

3)	We provide complete disclosure annually to our shareholders.
STRUCTURE:

1)	Our companies are decentralized and run by the presidents except for performance evaluation, succession planning, acquisitions and financing which are done by or with Fairfax. Cooperation among companies is encouraged to the benefit of Fairfax in total.

2)	Complete and open communication between Fairfax and subsidiaries is an essential requirement at Fairfax.

3)	Share ownership and large incentives are encouraged across the Group.

4)	Fairfax will always be a very small holding company and not an operating company.
VALUES:

1)	Honesty and integrity are essential in all our relationships and will never be compromised.

2)	We are results oriented – not political.

3)	We are team players – no “egos”. A confrontational style is not appropriate. We value loyalty – to Fairfax and our colleagues.

4)	We are hard working but not at the expense of our families.

5)	We always look at opportunities but emphasize downside protection and look for ways to minimize loss of capital.

6)	We are entrepreneurial. We encourage calculated risk taking. It is all right to fail but we should learn from our mistakes.

7)	We will never bet the company on any project or acquisition.

8)	We believe in having fun – at work!

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Summary
(in US$ millions except share and per share data and as otherwise indicated)(1)

	Return on		Per Share
	average		Common			Earnings						Common
	common		share-	Net		before						share-		Closing
	shareholders’		holders’	earnings –		income	Net	Total	Invest-		Net	holders’	Shares	share
	equity		equity	diluted	Revenue	taxes	earnings	assets(2)	ments		debt(3)	equity	outstanding	price(4)
As at and for the years ended December 31:
1985	–		1.52	(1.35)	12.2	(0.6)	(0.6)	30.4	23.9		–	7.6	5.0	3.25	(5)
1986	25.2%		4.25	0.98	38.9	6.6	4.7	93.4	68.8		3.7	29.7	7.0	12.75
1987	32.5%		6.30	1.72	86.9	14.0	12.3	139.8	93.5		4.9	46.0	7.3	12.37
1988	22.8%		8.26	1.63	112.0	17.9	12.1	200.6	111.7		27.3	60.3	7.3	15.00
1989	21.0%		10.50	1.87	108.6	16.6	14.4	209.5	113.1		21.9	76.7	7.3	18.75
1990	23.0%		14.84	2.42	167.0	19.8	18.2	461.9	289.3		83.3	81.6	5.5	11.00
1991	21.5%		18.38	3.34	217.4	28.3	19.6	447.0	295.3		58.0	101.1	5.5	21.25
1992	7.7%		18.55	1.44	237.0	5.8	8.3	464.6	311.7		69.4	113.1	6.1	25.00
1993	15.9%		26.39	4.19	266.7	36.2	25.8	906.6	641.1		118.7	211.1	8.0	61.25
1994	11.4%		31.06	3.41	464.8	33.7	27.9	1,549.3	1,105.9		166.3	279.6	9.0	67.00
1995	20.4%		38.89	7.15	837.0	70.1	63.9	2,104.8	1,221.9		175.7	346.1	8.9	98.00
1996	21.9%		63.31	11.26	1,082.3	137.4	110.6	4,216.0	2,520.4		281.6	664.7	10.5	290.00
1997	20.5%		86.28	14.12	1,507.7	218.0	152.1	7,148.9	4,054.1		369.7	960.5	11.1	320.00
1998	24.1%		112.49	23.60	2,469.0	358.9	280.3	13,640.1	7,867.8		830.0	1,364.8	12.1	540.00
1999	2.5%		155.55	3.20	3,905.9	(72.2)	42.6	22,229.3	12,289.7		1,248.5	2,088.5	13.4	245.50
2000	3.3%		148.14	5.04	4,157.2	(66.7)	75.5	21,667.8	10,399.6		1,251.5	1,940.8	13.1	228.50
2001	(23.4%	)	117.03	(31.93)	3,953.2	(695.1)	(406.5)	22,183.8	10,228.8		1,194.1	1,679.5	14.4	164.00
2002	14.5%		125.25	17.49	5,104.7	294.7	252.8	22,173.2	10,596.5		1,602.8	1,760.4	14.1	121.11
2003	13.9%		163.70	19.51	5,731.2	537.1	288.6	24,877.1	12,491.2		1,961.1	2,264.6	13.8	226.11
2004	1.8%		162.76	3.11	5,829.7	287.6	53.1	26,271.2	13,460.6	(6)	1,965.9	2,605.7	16.0	202.24
2005	(18.1%	)	137.50	(27.75)	5,900.5	(466.5)	(446.6)	27,542.0	14,869.4	(6)	1,984.0	2,448.2	17.8	168.00
2006	8.5%		150.16	11.92	6,803.7	878.6	227.5	26,576.5	16,819.7	(6)	1,613.6	2,662.4	17.7	231.67

(1)	All share references are to common shares; shares outstanding are in millions.

(2)	Commencing in 1995, reflects a change in accounting policy for reinsurance recoverables.

(3)	Total debt (beginning in 1994, net of cash in the holding company).

(4)	Quoted in Canadian dollars.

(5)	When current management took over in September 1985.

(6)	Excludes $539.5 in 2004, $700.3 in 2005 and $783.3 in 2006 of cash and short term investments arising from the company’s economic hedges against a decline in the equity markets.

Directors of the Company
Frank B. Bennett (retiring as of April 2007)
President, Artesian Management, Inc.

Anthony F. Griffiths
Corporate Director

Robert J. Gunn (as of April 2007)
Corporate Director

David L. Johnston (as of April 2007)
President and Vice-Chancellor, University of Waterloo

Paul L. Murray
President, Pinesmoke Investments

Brandon W. Sweitzer
Senior Fellow, U.S. Chamber of Commerce

V. Prem Watsa
Chairman and Chief Executive Officer

Operating Management
Canadian Insurance – Northbridge
Mark J. Ram, President
Northbridge Financial Corporation

Craig Hurford, President
Commonwealth Insurance Company

John M. Paisley, President
Federated Insurance Company of Canada

Richard Patina, President
Lombard General Insurance Company of Canada

Silvy Wright, President
Markel Insurance Company of Canada

U.S. Insurance
Nikolas Antonopoulos, President
Crum & Forster Holdings Corp.

Asian Insurance – Fairfax Asia
James F. Dowd, Chairman and CEO
Fairfax Asia

Sammy Y. Chan, President
Fairfax Asia

Kenneth Kwok, President
Falcon Insurance Company (Hong Kong) Limited

Ramaswamy Athappan, Principal Officer
First Capital Insurance Limited

Reinsurance – OdysseyRe
Andrew A. Barnard, President
Odyssey Re Holdings Corp.

Runoff
Dennis C. Gibbs, Chairman
TRG Holding Corporation

Other
Jan Christiansen, President
Cunningham Lindsey Group Inc.

Ray Roy, President
MFXchange Holdings Inc.

Roger Lace, President
Hamblin Watsa Investment Counsel Ltd.	Officers of the Company
Trevor J. Ambridge
Vice President

David Bonham
Vice President, Financial Reporting

John Cassil
Vice President

Peter Clarke
Vice President and Chief Risk Officer

Jean Cloutier
Vice President and Chief Actuary

Hank Edmiston
Vice President, Regulatory Affairs

Bradley P. Martin
Vice President, Chief Operating Officer and Corporate Secretary

Paul Rivett
Vice President and Chief Legal Officer

Eric P. Salsberg
Vice President, Corporate Affairs

Ronald Schokking
Vice President and Treasurer

Greg Taylor
Vice President and Chief Financial Officer

V. Prem Watsa
Chairman and Chief Executive Officer

M. Jane Williamson
Vice President

Head Office
95 Wellington Street West
Suite 800
Toronto, Canada M5J 2N7
Telephone (416) 367-4941
Website www.fairfax.ca

Auditors
PricewaterhouseCoopers LLP

General Counsel
Torys

Transfer Agents and Registrars
CIBC Mellon Trust Company, Toronto
Mellon Investor Services LLC, New York

Share Listings
Toronto and New York Stock Exchanges
Stock Symbol: FFH

Annual Meeting
The annual meeting of shareholders of Fairfax Financial Holdings Limited will be held on Wednesday, April 18, 2007 at 9:30 a.m. (Toronto time) in the Glenn Gould Studio at the Canadian Broadcasting Centre, 250 Front Street West, Toronto, Canada